IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE PRE-EFFECTIVE AMENDMENT NO. 2 TO THE FORM SB-2 REGISTRATION STATEMENT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 2

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Polonia Bancorp (in organization)	0001368252
Exact name of registrant as specified in charter	Registrant CIK Number

Exhibit 99.1 to the Form SB-2	333-135643
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Huntingdon Valley, Commonwealth of Pennsylvania on September 29, 2006.

POLONIA BANCORP
(in organization)

By:_____
Paul D. Rutkowski
Chief Financial Officer and Treasurer

00284416.WPD

AMENDMENT NO. 1

TO

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Polonia Bancorp
Huntingdon Valley, Pennsylvania

As Of:
August 29, 2006

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

AMENDMENT NO. 1

TO

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Polonia Bancorp

Huntingdon Valley, Pennsylvania

As Of:

August 29, 2006

KELLER & COMPANY, INC.

Financial Institution Consultants
Investment and Financial Advisors

<table>
<tr><td>555 Metro Place North
Suite 524
Dublin, Ohio 43017</td><td>614-766-1426
614-766-1459 (fax)</td></tr>
</table>

September 22, 2006

Board of Directors
Polonia Bank
3993 Huntingdon Pike
Huntingdon Valley, PA 190069

To the Board:

We hereby submit Amendment No. 1 of our independent appraisal of the pro forma market value of the to-be-issued stock of Polonia Bancorp (the "Corporation"), which is the mid-tier holding company of Polonia Bank, Huntingdon Valley, Pennsylvania ("Polonia" or the "Bank"). Such stock is to be issued in connection with the application by the Corporation to complete a minority stock offering , with Polonia MHC, a federally chartered mutual holding company, to own 55.0 percent of the Corporation. This appraisal was prepared and provided to the Bank in accordance with the appraisal requirements and regulations of the Office of Thrift Supervision of the United States Department of the Treasury and updates our original appraisal as of June 1, 2006.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks throughout the U.S. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by Polonia and the material provided by the independent auditors, S. R. Snodgrass, Wexford, Pennsylvania, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of Polonia, with the law firm of Muldoon, Murphy & Aguggia LLP, Washington, D.C., the Bank's conversion counsel, and with S. R. Snodgrass, the Bank's outside auditor. Further, we viewed the Bank's local economy and primary market area and also reviewed the Bank's most recent business plan as part of our review process.

Board of Directors
Polonia Bank
September 22, 2006

Page 2

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be further updated as required and will give consideration to any new developments in Polonia's operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in such additional appraisal update.

It is our opinion that as of August 29, 2006, the pro forma market value or appraised value of the Corporation was $22,000,000 at the midpoint, with a minority offering of $9,900,000 or 990,000 shares at $10 per share, representing 45 percent of the total valuation. The pro forma valuation range of the Corporation is from a minimum of $18,700,000 to a maximum of $25,300,000, with a maximum, as adjusted, of $29,095,500, representing a minority offering range of $8,415,500 at the minimum to $11,385,500 at the maximum, with a maximum, as adjusted, of $13,092,750, representing 841,500 shares, 1,138,500 shares and 1,309,275 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of Polonia Bancorp as of August 29, 2006, was $22,000,000, at the midpoint, with a midpoint 45 percent minority offering of $9,900,000.

Very truly yours,

KELLER & COMPANY, INC.

Keller & Company, Inc.

TABLE OF CONTENTS

LIST OF EXHIBITS

LIST OF EXHIBITS   (cont.)

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this amended Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of Polonia Bancorp (the "Corporation"), a Pennsylvania Corporation, formed as a mid-tier holding company to own all of the common stock of Polonia Bank ("Polonia" or the "Bank"), Huntingdon Valley, Pennsylvania. Under the Plan of Conversion, the Corporation will be majority owned by Polonia MHC, which will own 55.0 percent of the Corporation. The Corporation will sell to the public 45.0 percent of the appraised value of the Corporation as determined in this Report in a minority stock offering.

The Application for Conversion is being filed with the Office of Thrift Supervision ("OTS") of the Department of the Treasury and the Securities and Exchange Commission ("SEC"). We have reviewed such Application for Conversion as well as the Prospectus and related documents, and have discussed them with the Bank's management and the Bank's conversion counsel, Muldoon, Murphy and Aguggia LLP, Washington, D.C.

This amended conversion appraisal was prepared based on the guidelines provided by OTS entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization", in accordance with the OTS application requirements of Regulation §563b and the OTS's Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion of each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

1

Introduction (cont.)

We define the pro forma market value as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

As part of our appraisal procedure, we have reviewed the audited financial statements for the three years ended December 31, 2003, 2004 and 2005, and for the six months ended June 30, 2005 and 2006, and discussed them with Polonia's management and with Polonia's independent auditors, S.R. Snodgrass AC, Wexford, Pennsylvania. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form SB-2 and the Bank's preliminary Form MHC and discussed them with management and with the Bank's conversion counsel.

To gain insight into the Bank's local market condition, we have visited Polonia's main office and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank's primary market area relative to Pennsylvania and the United States. We have also examined the competitive market within which Polonia operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of Polonia to those selected institutions.

Introduction (cont.)

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the minority stock offering in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF POLONIA BANK

GENERAL

Polonia Bank was organized in 1923 as a federally-chartered mutual savings and loan association with the name Polonia Federal Savings and Loan Association. In 1996, Polonia changed its name to Polonia Bank. The Bank plans to convert to a federally chartered stock savings bank as part of its formation of a mutual holding company. The Bank has also filed for approval to form a mid-tier stock holding company with the name Polonia Bancorp, which will own all of the stock of the Bank. The Bank's planned mutual holding company, Polonia MHC, will own 55.0 percent of Polonia Bancorp.

Polonia conducts its business from its main office in Huntingdon Valley and its four branches in Philadelphia, Pennsylvania. The Bank's primary market area is focused on Bucks, Montgomery and Philadelphia Counties. The Bank has no additional loan production offices. The Bank also has two subsidiaries, Polonia Bank Mutual Holding Company and Community Abstract Agency.

Polonia's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Savings Association Insurance Fund ("SAIF"). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). Polonia is a member of the Federal Home Loan Bank (the "FHLB") of Pittsburgh and is regulated by the OTS and by the FDIC. As of June 30, 2006, Polonia had assets of $160,770,000, deposits of $135,820,000 and equity of $11,358,000.

Polonia has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its primary market area as a community-oriented institution. Polonia has been involved in the origination of residential mortgage loans secured by one- to four-family dwellings, which represented 87.5 percent of its loan originations during the year ended December 31, 2005. One- to four-family loan originations represented a lesser 91.0 percent of loan originations during the six months ended June 30, 2006.

4

General (cont.)

At June 30, 2006, 91.5 percent of its gross loans consisted of residential real estate loans on one- to four-family dwellings, excluding home equity loans, compared to a very similar 91.0 percent at December 31, 2005, with the primary sources of funds being retail deposits from residents in its local communities. The Bank is also an originator of multi-family and commercial real estate loans, consumer loans, and home equity loans. Consumer loans include education loans, loans on deposit accounts and other secured personal loans.

The Bank had cash and investments of $42.6 million, or a moderate 26.5 percent of its assets, excluding FHLB stock of $1.1 million or 0.67 percent of assets at June 30, 2006. The Bank had $37.6 million of its investments in mortgage-backed and related securities representing 23.4 percent of assets. Deposits, FHLB advances and equity have been the primary sources of funds for the Bank's lending and investment activities.

The total amount of stock to be sold by the Corporation in the minority stock offering will be $9.9 million or 990,000 shares at $10 per share, representing 45 percent of the midpoint fully converted appraised value of $22.0 million. The net conversion proceeds will be $9.1 million, net of conversion expenses of approximately $787,000. The actual cash proceeds to the Bank of $5.9 million will represent 65.5 percent of the net conversion proceeds. The ESOP will represent 8.7 percent of the gross shares issued in the minority offering or 86,240 shares at $10 per share, representing $862,400 or 3.92 percent of the total value. The Bank's net proceeds will be used to fund new loans and to invest in securities following their initial deployment to short term investments. The Bank may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversify into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP and to invest in short-term deposits.

The Bank has experienced a modest deposit increase over the past two fiscal years with deposits increasing 2.4 percent from December 31, 2003, to December 31, 2005, or an average

General (cont.)

of 1.2 percent per year. From December 31, 2005, to June 30, 2006, deposits then decreased by $6.2 million or 4.4 percent compared to an increase of $9.1 million or 6.9 percent in fiscal year 2005.

The Bank has focused on maintaining its loan activity during the past two years following strong refinancing activity, on monitoring its net interest margin and earnings, on controlling its nonperforming assets and on maintaining a reasonable equity to assets ratio. Equity to assets decreased from 7.39 percent of assets at December 31, 2004, to 6.92 percent at December 31, 2005, and increased to 7.06 percent at June 30, 2006. It should be noted that total equity decreased from $12.1 million at December 31, 2005, to $11.4 million at June 30, 2006, but represented a higher ratio to assets due to a decrease in assets during that six month period.

The primary lending strategy of Polonia has been to focus on the origination of fixed-rate one-to four-family loans, the origination of commercial real estate and multi-family loans, the origination of home equity loans, and the origination of consumer loans.

The Bank's share of one- to four-family mortgage loans increased slightly from 90.0 percent of gross loans at December 31, 2004, to 91.5 percent as of June 30, 2006. Multi-family and commercial real estate loans decreased from 3.7 percent of loans to 3.3 percent from December 31, 2004, to June 30, 2006, while home equity loans increased nominally from 2.8 percent to 2.9 percent during the same time period. All types of real estate loans as a group experienced a slight increase, rising from 96.5 percent of gross loans at December 31, 2004, to 97.7 percent at June 30, 2006. The higher share of real estate loans was offset by the Bank's share of consumer loans. The Bank's share of consumer loans experienced a decrease in their share of loans from 3.5 percent at December 31, 2004, to 2.4 percent at June 30, 2006, and the dollar balance of consumer loans decreased from $3.4 million to $2.5 million.

General (cont.)

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain a higher level of general valuation allowances but recognizing the Bank's lower balance of higher risk loans and lower charge-offs. At December 31, 2004, Polonia had $692,000 in its loan loss allowance or 0.71 percent of gross loans, and 204.0 percent of nonperforming loans with the allowance decreasing to $636,000 and representing a lower 0.61 percent of gross loans and a higher 243.7 percent of nonperforming assets at June 30, 2006.

The basis of earnings for the Bank has been interest income from loans and investments with the net interest margin being the key determinant of net earnings with less emphasis on noninterest income. With a primary dependence on net interest margin for earnings, current management will focus on striving to strengthen the Bank's net interest margin without undertaking excessive credit risk combined with controlling the Bank's interest risk position and striving to continue to increase noninterest income.

PERFORMANCE OVERVIEW

The financial position of Polonia at June 30, 2006, and at year end December 31, 2004 and 2005, is shown in Exhibits 1 and 2, and the earnings performance of Polonia for the six months ended June 30, 2005 and 2006 and for the years ended December 31, 2004 and 2005 is shown in Exhibits 3 and 4. Exhibit 5 provides selected financial data at December 31, 2004 and 2005 and at June 30, 2006. It has been Polonia's objective to shrink its asset base, increase its loans, decrease its investment securities, and grow retail deposits from December 31, 2003 through June 30, 2006 The most recent impact of these trends, recognizing the recent rise in interest rates, was a modest decrease in assets and modest rise in loans offset by a decrease in investments and a modest decrease in deposits from December 31, 2005, to June 30, 2006. Polonia also experienced a moderate decrease in FHLB advances and a slight decrease in the dollar amount of equity during that period. The Bank's decrease in assets was $25.2 million or 13.5 percent from December 31, 2003, to June 30, 2006.

Of the past two fiscal years, the Bank experienced its larger dollar decrease in assets of $10.4 million in fiscal year 2004, which represented a modest 5.6 percent decrease in assets due primarily to a $6.7 million decrease in securities. Such decrease in assets was followed by a $1.7 million or 1.0 percent decrease in assets from December 31, 2004, to December 31, 2005, and then by a $13.1 million decrease or 7.5 percent in the six months ended June 30, 2006.

Polonia's loan portfolio, which includes mortgage loans and nonmortgage loans, decreased from $98.3 million at December 31, 2003, to $96.9 million at December 31, 2005, and represented a total decrease of $1.4 million , or 1.4 percent. The average annual decrease during that period was 0.7 percent. For the six months ended June 30, 2006, loans increased by $7.2 million or 7.5 percent to $104.2 million.

Polonia has obtained funds through deposits and through the use of FHLB advances. The Bank's competitive rates for deposits and five offices in its local market in conjunction with its focus on service have been the sources for attracting retail deposits. Deposits increased $3.4 million or 2.4 percent from December 31, 2003, to December 31, 2005, with an average

8

annual rate of increase of 1.2 percent. For the six months ended June 30, 2006, deposits decreased by $6.2 million or 4.4 percent. The Bank's largest annual deposit growth was in 2005, when deposits increased $9.1 million or a moderate 6.9 percent.

The Bank experienced a decrease in the dollar amount of its equity in each of the two fiscal years of 2004 and 2005, and also experienced a modest decrease in equity from December 31, 2005, through June 30, 2006. The dollar amount of equity decreased 7.4 percent from December 31, 2003, to December 31, 2005, and then decreased 5.6 percent from December 31, 2005, through June 30, 2006. At December 31, 2003, the Bank had equity of $13.0 million, representing a 6.99 percent equity to assets ratio and then decreased to $12.0 million at December 31, 2005, representing a lower 6.92 percent equity to assets ratio due to the Bank's losses in 2005 reduced by a decrease in assets. At June 30, 2006, equity was a lesser $11.4 million but lower 7.06 percent of assets due to the Bank's lower total assets at June 30, 2006, compared to December 31, 2005.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Polonia, providing selected income and expense data in dollars for the fiscal years of 2003, 2004 and 2005 and for the six months ended June 30, 2006 and 2005.

Polonia experienced a moderate decrease in its dollar amount of interest income from fiscal 2003 to fiscal 2005, partially due to the decline in interest rates. Interest income was $8.98 million in 2003 and a lesser $8.23 million in 2005, representing a decrease of $754,000 or 8.4 percent.

The Bank's interest expense also experienced a decrease from fiscal year 2003 to 2005. Interest expense decreased from $4.39 million in 2003 to $3.48 million in 2005, representing a decrease of $914,000 or 20.8 percent. Interest income decreased a lesser $754,000. In 2005, there was a minimal decrease in interest income of $2,000, notwithstanding the increase in interest expense of $94,000, resulting in a dollar decrease in annual net interest income of $96,000 or 2.0 percent for the fiscal year ended December 31, 2005, and a modest increase in net interest margin.

The Bank has not made provisions for loan losses in any of the past three calendar years of 2003, 2004 and 2005. The Bank also made no provisions in the six months ended June 30, 2006. The absence of provisions were determined in recognition of the Bank's nonperforming assets, charge-offs, repossessed assets, and industry norms. The Bank had net charge-offs of $88,000, $44,000 and $41,000 in 2003, 2004 and 2005, and net charge-offs of $2,000 in the six months ended June 30, 2006. The impact of these net charge-offs has been to provide Polonia with a general valuation allowance of $649,000 at June 30, 2006, or 0.62 percent of gross loans and 248.7 percent of nonperforming assets.

Total other income or noninterest income indicated a decrease from calendar year 2003 to 2005. In the year ended December 31, 2003, noninterest income was $1,274,000 or 0.69 percent of assets. In the year ended December 31, 2005, noninterest income was a negative

Income and Expense (cont.)

$53,000, representing 0.03 percent of assets with the loss due to an $842,000 loss on the sale of securities. For the six months ended June 30, 2006, noninterest income was $293,000 or 0.35 percent of assets, annualized. Noninterest income consists primarily of service charges, loan fees, and gains on the sale of investments.

The Bank's general and administrative expenses or noninterest expenses increased from $5.23 million for the calendar year of 2003 to $5.49 million for the calendar year ended December 31,2005, representing an increase of 4.85 percent or an average annual increase of 2.42 percent. On a percent of average assets basis, operating expenses increased from 2.78 percent of average assets for the calendar year ended December 31, 2003, to 3.17 percent for the calendar year ended December 31, 2005, and then increased to 3.12 percent for the six months ended June 30, 2006, annualized.

The net earnings position of Polonia has indicated considerable volatility in 2003 through June 30, 2006. The annual net income figures for the calendar years ended December 31, 2003, 2004 and 2005 were $452,000, $329,000 and a loss of $651,000, respectively, representing returns on average assets of 0.24 percent, 0.18 percent and (0.38) percent for fiscal years 2003, 2004 and 2005, respectively. For the six months ended June 30, 2006, Polonia had a net loss of $916,000, representing a return on average assets of (0.55) percent, annualized.

Exhibit 7 provides the Bank's normalized earnings or core earnings for the twelve months ended June 30, 2006. The Bank's normalized earnings eliminate any nonrecurring income and expense items. There was an adjustment to noninterest income (gains) to eliminate $1,006,000 in losses on the sale of securities and an adjustment to eliminate a nonrecurring penalty on the prepayment of borrowed funds, resulting in the change of Polonia's net loss of $916,000 to positive but modest core earnings of $90,000.

Key performance indicators, including asset quality ratios and capital ratios are shown in Exhibit 8. The Bank's return on assets decreased moderately from 0.24 percent in 2003, to

11

Income and Expense (cont.)

(0.38) percent in calendar year 2005 and then to (0.09) percent in the six months ended June 30, 2006, annualized.

The Bank's net interest rate spread increased from 2.59 percent in 2003 to 2.97 percent in 2005 and then decreased to 2.74 percent for the six months ended June 30, 2006, annualized. The Bank's net interest margin indicated a similar trend, increasing from 2.61 percent in 2003 to 2.93 percent in 2005, and then decreased to 2.85 percent for the first six months of 2006. Polonia's net interest rate spread increased 32 basis points from 2003 to 2005 and then decreased 8 basis points in the first six months of 2006. The Bank's net interest margin followed a similar change, increasing 33 basis points from 2003 to 2005 and then decreasing 6 basis points in the first six months of 2006.

The Bank's lower return on average equity decreased from 2003 to 2005. The return on average equity decreased from 3.35 percent in 2003 to (4.98) percent in fiscal year 2005 and was (1.26) percent for the six months ended June 30, 2006.

Polonia's ratio of interest-earning assets to interest-bearing liabilities increased modestly from 101.84 percent at December 31, 2003, to 103.06 percent at June 30, 2006. The Bank's increase in its ratio of interest-earning assets to interest-bearing liabilities is primarily the result of its decrease in borrowed funds.

As discussed above, the Bank's ratio of noninterest expenses to average assets increased from 2.78 percent in fiscal year 2003 to 3.17 percent in fiscal year 2005 and to 3.12 percent for the six months ended June 30, 2006, annualized. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income, referred to as the "efficiency ratio." The industry norm is 59.6 percent with a lower the ratio indicating greater efficiency. Historically, the Bank has been characterized by lower efficiency, reflected in its higher efficiency ratio, which increased from 87.69 percent in

Income and Expense (cont.)

2003 to 99.08 percent in 2005, decreasing slightly to 96.77 percent for the six months ended June 30, 2006, annualized

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming loans to total loans is a fundamental indicator of asset quality. Polonia experienced a decrease in its ratio of nonperforming assets to both loans and total assets from 2003 to 2005, with those ratios remaining lower than industry averages. Nonperforming assets consist of real estate owned, loans delinquent 90 days or more but still accruing, and nonaccruing loans. At June 30, 2006, Polonia's nonperforming assets consisted of real estate owner and nonaccrual loans. The ratio of nonperforming assets to total assets was a lower 0.15 percent at June 30, 2006, decreasing from 0.60 percent at December 31, 2003.

Two other indicators of asset quality are the Bank's ratios of allowance for loan losses to total loans and also to nonperforming loans. The Bank's allowance for loan losses was 0.71 percent of loans at December 31, 2003, and a lower 0.62 percent at June 30, 2006. Polonia's allowance for loan losses to nonperforming loans was 153.0 percent at December 31, 2003, and a higher 296.3 percent at June 30, 2006.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the calendar year of 2005 and the six months ended June 30, 2006. In calendar year 2005, net interest income decreased $21,000, due to an increase in interest expense of $95,000 reduced by a $74,000 increase in interest income. The increase in interest income was due to an increase due to rate of $262,000, reduced by a decrease due to volume of $188,000. The increase in interest expense was due to an $307,000 increase due to rate, reduced by a $212,000 decrease due to volume.

For the six months ended June 30, 2006, net interest income decreased $152,000, due to an increase in interest expense of $282,000 reduced by a $130,000 increase in interest income. The increase in interest income was due to an increase due to rate of $130,000, with

Income and Expense (cont.)

no net effect of volume. The increase in interest expense was due to a $381,000 increase due to rate, reduced by a $99,000 decrease due to volume.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended December 31, 2004 and 2005, the six months ended June 30, 2006 and at June 30, 2006, can be seen in Exhibit 10, which offers a summary of yields on interest-earning assets and costs of interest-bearing liabilities.

Polonia's weighted average yield on its loan portfolio decreased 8 basis points from fiscal year 2004 to 2005, from 5.99 percent to 5.91 percent and then decreased 6 basis points to 5.85 percent for the six months ended June 30, 2006. The yield on investment and mortgage-backed securities increased 61 basis points from fiscal year 2004 to 2005, from 3.61 percent to 4.22 percent and then increased 61 basis points to 4.83 percent for the six months ended June 30, 2006. The combined weighted average yield on all interest-earning assets increased 24 basis points to 5.23 percent from fiscal year 2004 to 2005 and then decreased 13 basis points to 5.11 percent for the six months ended June 30, 2006.

Polonia's weighted average cost of interest-bearing liabilities increased 15 basis points to 2.27 percent from calendar year 2004 to 2005, which was less than the Bank's 25 basis point increase in yield, resulting in an increase in the Bank's net interest rate spread of 10 basis points from 2.87 percent to 2.97 percent from 2004 to 2005. The Bank's net interest margin increased from 2.94 percent in fiscal year 2004 to 3.04 percent in fiscal year 2005, representing an increase of 10 basis points. In the six months ended June 30, 2006, the Bank's net interest rate spread decreased 12 basis points to 2.85 percent, and the Bank's net interest margin decreased 11 basis points to 2.93 percent. The Bank's net interest rate spread decreased another 8 basis points to 2.77 percent at June 30, 2006, and net interest margin decreased another 3 basis points to 2.90 percent at June 30, 2006.

INTEREST RATE SENSITIVITY

Polonia monitors its interest rate sensitivity position and has focused on maintaining a moderate level of interest rate risk exposure. Polonia has no adjustable-rate loans but does have a moderate share of shorter term securities. Polonia recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and net portfolio value of equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative to liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in net portfolio value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. Polonia has responded to the interest rate sensitivity issue by increasing its share of shorter term securities.

The Bank measures its interest rate risk through the use of its net portfolio value ("NPV") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheets contracts. The NPV for the Bank is calculated on a quarterly basis, by the OTS, showing the Bank's NPV to asset ratio, the dollar change in NPV, and the change in the NPV ratio for the Bank under rising and falling interest rates. Such changes in NPV ratio under changing rates are reflective of the Bank's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, investment maturities, deposit maturities and deposit withdrawals.

Exhibit 11 provides the Bank's NPV levels and ratios as of June 30, 2006, based on the OTS' calculations and the changes in the Bank's NPV levels under rising and declining

16

interest rates. The focus on this exposure table is a 200 basis point change in interest rates either up or down.

The Bank's change in its NPV at June 30, 2006, based on a rise in interest rates of 100 basis points was a 22.0 percent decrease, representing a dollar decrease in equity value of $4,111,000. In contrast, based on a decline in interest rates of 200 basis points, the Bank's NPV was estimated to increase 20.0 percent or $3,676,000 at June 30, 2006. The Bank's exposure widens to a 43.0 percent decrease under a 200 basis point rise in rates, representing a dollar decrease in equity of $8,145,000. The Bank's exposure is a 28.0 percent increase based on a 200 basis point decrease in interest rates, representing a dollar increase of $5,290,000.

The Bank's post shock NPV ratio based on a 200 basis point rise in interest rates is 6.69 percent and indicates a 449 basis point decrease from its 11.18 percent based on no change in interest rates.

The Bank is aware of its moderate interest rate risk exposure under rapidly rising rates and minimal exposure under falling rates. Due to Polonia's recognition of the need to control its interest rates exposure, the Bank has been a participant in the purchase of adjustable-rate mortgage-backed securities and plans to continue this strategy but with continued activity in fixed-rate residential mortgage loans. The Bank will also focus on increasing its lower NPV ratio, recognizing the planned minority stock offering will immediately strengthen the Bank's NPV ratio.

LENDING ACTIVITIES

Polonia has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings, commercial real estate loans, home equity loans, multi-family loans, and consumer loans. Exhibit 12 provides a summary of Polonia's loan portfolio, by loan type, at December 31, 2004 and 2005, and at June 30, 2006.

The primary and predominant loan type for Polonia has been residential loans secured by one- to four-family dwellings, representing a strong 91.5 percent of the Bank's gross loans as of June 30, 2006. This loan type has increased slightly from 91.0 percent at December 31, 2005, and 90.0 at December 31, 2004. The distant second largest real estate loan type as of June 30, 2006, was multi-family and commercial real estate loans, which constituted a modest 3.3 percent of gross loans compared to 3.7 percent as of both December 31, 2005 and 2004. The third largest real estate loan type was home equity loans, which represented 2.9 percent of gross loans as of June 30, 2006, compared to a larger 2.7 percent at December 31, 2005. Those three real estate loan categories represented a strong 97.7 percent of gross loans at June 30, 2006, compared to a similar 97.2 percent of gross loans at December 31, 2005, and 96.5 percent at December 31, 2004.

Nonmortgage consumer loans represented a modest 2.4 percent of gross loans at June 30, 2006, compared to 2.8 percent at December 31, 2005, and a slightly larger 3.5 percent at December 31, 2004. The Bank's consumer loans include education loans, savings account loans, and secured personal loans. The Bank's overall mix of loans has changed only minimal from December 31, 2004 to June 30, 2006, with the share of one- to four-family loans increasing slightly, offset by a slight decrease in consumer loans.

The focus of Polonia's one- to four-family residential mortgage loan activity is on properties located in Polonia's primary market area of Bucks, Montgomery and Philadelphia Counties. The Bank offers fixed-rate mortgage loans, but does not offer adjustable-rate mortgage loans. Fixed-rate mortgage loans have a maximum term of 30 years with most

Lending Activities (cont.)

originations today having terms of 10 to 30 years. The Bank's fixed-rate mortgage loans conform to FHLMC underwriting standards.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80.0 percent at Polonia, even though the Bank is permitted to make loans up to a 95.0 percent loan-to-value ratio. While the Bank does make loans up to 95.0 percent of loan-to-value, the Bank requires private mortgage insurance for the amount in excess of the 80.0 percent loan-to-value ratio. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Bank also requires an escrow account for insurance and taxes on loans with a loan-to-value ratio in excess of 80.0 percent.

Polonia has also been an originator of fixed-rate commercial real estate loans and multi-family loans in the past and will continue to make multi-family and commercial real estate loans. As previously indicated, the Bank had a combined total of $3.4 million in commercial real estate and multi-family loans June 30, 2006, representing 3.3 percent of gross loans, compared to a larger $3.6 million or 3.7 percent of gross loans at December 31, 2005 and 2004. The major portion of commercial real estate and multi-family loans are secured by apartment buildings, small retail establishments and small office buildings and other owner-occupied properties used for business. The multi-family and commercial real estate loans are fully amortizing with a term of up to 30 years. The maximum loan-to-value ratio is normally 80.0 percent.

The Bank also originates home equity loans. The Bank had $2.7 million or 2.7 percent of gross loans in home equity loans at June 30, 2006. Home equity loans normally have a term of up to 15 years with a fixed interest rate and a loan-to-value ratio of no more than 80.0 percent.

Lending Activities (cont.)

Polonia is an originator of consumer loans, excluding home equity loans, with such loans totaling $2.5 million at June 30, 2006, representing 2.4 percent of gross loans. The focus of the Bank's consumer loans is education loans, with the Bank also offering loans on savings accounts and secured personal loans. The Bank's education loans have an annual variable rate which may not exceed 9.0 percent with a term ranging from 10 to 15 years.

Exhibit 13 provides a loan maturity schedule and breakdown and summary of Polonia's loans by fixed or adjustable-rate, indicating all loans are fixed-rate loans. At June 30, 2006, the Bank had a modest 3.1 percent of its loans due on or before June 30, 2007, or in one year or less, with only 2.1 percent due by June 30, 2011, in one to five years.

As indicated in Exhibit 14, Polonia experienced a modest decrease in its one-to four-family loan originations and total loan originations from calendar year 2004 to 2005 and a moderate decrease in loans purchased. Total loan originations in calendar year 2004 were $15.29 million compared to a lesser $15.25 million in calendar year 2005, reflective of lower balances of one- to four-family loans and consumer loans originated. One- to four-family loans decreased from $13.8 million to $13.3 million. The decrease in one- to four-family real estate loan originations from 2004 to 2005 of $413,000 represented 11.5 times the $36,000 aggregate decrease in total loan originations from 2004 to 2005, with consumer loans decreasing $256,000. Commercial real estate and multi-family loans increased $338,000 from 2004 to 2005, and home equity loans originated increased $295,000. Loan purchases decreased from $7.1 million in 2004 to $1.8 million in 2005.

Overall, loan originations and purchases fell short of principal payments, loan repayments and other deductions in 2004 and exceeded reductions in 2005. In calendar 2004, loan originations fell short of reductions by $1.9 million, and then exceeded reductions by $209,000 in 2005.

Lending Activities (cont.)

During the six months ended June 30, 2006, loan originations of $12.7 million and a small $85,000 total of loans purchased totaled $12.8 million compared to a much smaller $5.1 million during the first six months of 2005. Loan originations and purchases exceeded principal repayments by $7.2 million for the six months ended June 30, 2006, after falling short of repayments by $2.6 million in the six months ended June 30, 2005.

NONPERFORMING ASSETS

Polonia understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions through many regions of the country. A number of financial institutions have been confronted with rapid increases in their nonperforming assets and have been formed to recognize significant losses, setting aside major valuation allowances.

A sharp increase in nonperforming assets has often been related to specific regions of the county and has frequently been associated with higher risk loans, including purchased commercial real estate loans and multi-family loans. Polonia experienced a modest decrease in nonperforming assets from December 31, 2004, to June 30, 2006.

Exhibit 15 provides a summary of Polonia's delinquent loans at December 31, 2004 and 2005 and at June 30, 2006, indicating an overall decrease in delinquent loans from December 31, 2004, to June 30, 2006. The Bank had $21,000 in loans delinquent 60 to 89 days and $90,000 in loans delinquent 30 to 59 days at June 30, 2006, totaling $111,000, with those two categories representing 0.11 percent of gross loans. Of those delinquent loans past due 89 days or less, $78,000 were one- to four-family loans and $33,000 were consumer loans. At December 31, 2004, delinquent loans of 60 to 89 days totaled a higher $45,000 or 0.05 percent of gross loans and loans delinquent 30 to 59 days totaled $202,000 or 0.21 percent of gross

Nonperforming Assets (cont.)

loans for a combined share of a higher 0.26 percent of gross loans, compared to a lower $49,000 or 0.05 percent of gross loans at June 30, 2006.

It is normal procedure for Polonia's board to review loans delinquent 90 days or more on a monthly basis, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent 5 to 15 days, the Bank sends a notice to the borrower, possibly accompanied by a phone call, and after 15 days delinquency, a second notice is sent. The Bank then initiates both written and oral communication with the borrower if the loan remains delinquent and sends additional notices after 15 days delinquency and 45 days of delinquency.

When the loan becomes delinquent at least 90 days, the Bank will send a letter to the borrower declaring acceleration of payment and providing the borrower 30 days to make arrangements for payments. Under certain circumstances, the Bank may arrange for a n alternative payment structure through a workout agreement. A decision as to whether and when to initiate foreclosure proceeding is based on such factors as the amount of the outstanding loan, the extent of the delinquency and the borrower's ability and willingness to cooperate in curing the delinquency. The Bank generally initiates foreclosure when a loan has been delinquent 120 days and no workout agreement has been reached.

Exhibit 16 provides a summary of Polonia's nonperforming assets at December 31, 2004 and 2005 and at June 30, 2006. Nonperforming assets include loans 90 days or more past due, nonaccruing loans and real estate owned. The Bank carried a lower balance of nonperforming assets in 2004 and 2005 and at June 30, 2006. Polonia's nonperforming assets was $1,048,000 at December 31, 2004, and a lesser $248,000 at June 30, 2006, which represented 0.58 percent of assets at December 31, 2004 and 0.15 percent at June 30, 2006. The Bank's nonperforming assets included $338,000 in nonaccrual loans, no loans 90 days or more past due and $680,000 in real estate owned for a total of $1,018,000 at December 31, 2004 and $29,000 in real estate owned, no loans 90 days or more past due, and $219,000 in nonaccrual loans for a total of $248,000 at June 30, 2006.

Nonperforming Assets (cont.)

Polonia's nonperforming assets were identical to its classified assets at June 30, 2006, and lower than its classified assets at December 31, 2004 and 2005. The Bank's classified assets were 0.62 percent of assets at December 31, 2004 and 0.15 percent at June 30, 2006, as indicated in Exhibit 17. The Bank's classified assets consisted of $248,000 in substandard assets, with no assets classified as doubtful or loss at June 30, 2006.

Exhibit 18 shows Polonia's allowance for loan losses at December 31, 2004 and 2005 and at June 30, 2006 and 2005, indicating the activity and the resulting balances. Polonia indicated a modest decrease in its balance of allowance for loan losses from $692,000 at December 31, 2004 to $649,000 at June 30, 2006. The Bank had no provisions for loan losses in fiscal 2004 and 2005 or for the six months ended June 30, 2006.

The Bank had net charge-offs of $44,000 in fiscal 2004, $41,000 in 2005 and $2,000 during the six months ended June 30, 2006. The Bank's ratio of allowance for loan losses to gross loans was 0.71 percent at December 31, 2004, and a lesser 0.62 percent at June 30, 2006, due to the continued absence of provisions. Allowance for loan losses to nonperforming assets was 204.0 percent at December 31, 2004, and 261.7 percent at June 30, 2006.

INVESTMENTS

The investment and securities portfolio, excluding interest-bearing deposits, has been comprised of U.S. government and federal agency obligations, equity securities, corporate securities, and mortgage-backed securities. Exhibit 19 provides a summary of Polonia's investment portfolio and mortgage-backed securities at December 31, 2004 and 2005, and at June 30, 2006. Investment securities totaled $2.1 million at June 30, 2006, compared to $21.1 million at December 31, 2005, and $45.8 million at December 31, 2004. In addition, the Bank had $37.2 million in mortgage-backed securities at June 30, 2006, and a smaller balance of $15.6 million at December 31, 2004.

Investments (cont.)

The primary component of the Bank's investments at June 30, 2006, was mortgage-backed securities, representing 94.5 percent of total investments, excluding FHLB stock, compared to a lesser 63.8 percent at December 31, 2005, and 25.4 percent at December 31, 2005. The Bank also had cash and interest-bearing deposits totaling $3.2 million at June 30, 2006, compared to a smaller $1.9 million at December 31, 2004. The Bank had $1,080,800 in FHLB stock at June 30, 2006. The weighted average yield on investment securities was 4.95 at June 30, 2006, and a lower 3.61 percent yield on investment securities for the year ended December 31, 2004.

DEPOSIT ACTIVITIES

The mix of deposits by type at December 31, 2004 and 2005, and at June 30, 2006, is provided in Exhibit 20. There has been a modest change in the Bank's total deposits and its deposit mix during that eighteen month period. Total deposits increased from $132.9 million at December 31, 2004, to $142.0 million at December 31, 2005, followed by a decrease to $135.8 million at June 30, 2006, representing a net eighteen month increase of $2.9 million or 2.2 percent and an annualized increase of 1.5 percent. Certificates of deposits increased from $64.2 million at December 31, 2004, to $71.8 million at June 30, 2006, representing an increase of $7.5 million or 11.7 percent, while savings, demand and MMDA accounts decreased $4.6 million or 6.7 percent from $68.7 million at December 31, 2004, to $64.0 million at June 30, 2006.

The Bank's share of certificates of deposit experienced an increase from 48.3 percent of deposits at December 31, 2004, to a moderately higher 52.9 percent of deposits at June 30, 2006. The major component of certificates at June 30, 2006, had rates between 2.01 percent and 6.00 percent and represented 98.7 percent of certificates, similarly divided between certificates with rates from 2.01 percent to 4.00 percent and those with rates from 4.01 percent to 6.00 percent.

Deposit Activities (cont.)

The category experiencing the strongest growth in dollars from December 31, 2004, to June 30, 2006, was certificates with rates between 4.01 percent and 6.00 percent, which increased $33.5 million during that time period; and the category experiencing the largest dollar decrease from December 31, 2004, to June 30, 2006, was certificates with rates of 2.0 percent or less, which declined $25.3 million.

Exhibit 21 provides a breakdown of certificates of deposit by maturity at June 30, 2006. A strong $37.6 million or 52.4 percent of the Bank's certificates indicate maturity in less than one year.

Exhibit 22 shows the Bank's deposit activity for the two years ended December 31, 2004, and 2005, and for the six months ended June 30, 2006 and 2005. Including interest credited, Polonia experienced net decreases in deposits in fiscal year 2004 and for the six months ended June 30, 2006 and 2005, and a net increase in fiscal year 2005. In fiscal year 2004, there was a net decrease in deposits of $6.6 million, and a net increase of $9.1 million in 2005. In the six months ended June 30, 2006 and 2005, deposits decreased $6.2 million $2.3 million, respectively.

BORROWINGS

As indicated in Exhibit 23, Polonia has made regular use of FHLB advances in the years ended December 31, 2004 and 2005, and during the six months ended June 30, 2006. The Bank had total FHLB advances of $26.6 million at December 31, 2004, with a weighted cost of 4.41 percent and a lower balance of $10.8 million at June 30, 2006, with a weighted cost of 4.19 percent.

SUBSIDIARIES

Polonia had two wholly-owned subsidiaries at June 30, 2006, Polonia Bank Mutual Holding Company ("PBMHC") and Community Abstract Agency LLC. PBMHC was formed in 1997 to hold certain assets and conduct certain investment activities at Polonia. Community Abstract Agency was formed in 1999 to provide title insurance services.

OFFICE PROPERTIES

Polonia had five offices at June 30, 2006, all owned by the Bank, with its home office located at 3993 Huntingdon Pike in Huntingdon Valley, and four branches in Philadelphia (reference Exhibit 24). At June 30, 2006, the Bank's investment in these office premises totaled $5.5 million, net of depreciation, or 3.4 percent of total assets.

MANAGEMENT

The president and chief executive officer of Polonia is Anthony J. Szuszezewicz, who is also a director and chairman of the board. He became president and chief executive officer in 2006 and became director in 1984 and chairman in 1995. Paul D. Rutkowski is chief financial officer and treasurer of the Bank and has served as chief financial officer since 2005. Mr. Rutkowski served as controller and treasurer from 1992 to 2005. Kenneth J. Maliszewski is senior vice president of the Bank, a position he has held since 2005. Mr. Maliszewski previously served as vice president from 1993 to 2005.

II. DESCRIPTION OF PRIMARY MARKET AREA

Polonia's market area encompasses Philadelphia, Bucks and Montgomery Counties in Pennsylvania. Four of the Bank's five offices are in Philadelphia County and are the source of 88 percent of its deposits. The Bank's home office is in Montgomery County, accounting for the remaining 12 percent of its deposits.

Exhibit 26 provides a summary of key demographic data and trends for Bucks, Montgomery and Philadelphia Counties, Pennsylvania and the United States. From 1990 to 2000, population decreased in Philadelphia County but increased in Bucks County, Montgomery County, Pennsylvania and the United States. The population decreased by 4.3 percent in Philadelphia County and increased by 4.2 percent in Bucks County, 3.3 percent in Montgomery County, 3.4 percent in Pennsylvania and 13.2 percent in the United States. The population in 2005 indicated a decrease from 2000 in Philadelphia County, while Bucks County and Montgomery County indicated increases of 4.2 percent and 3.3 percent, respectively, compared to five year increases of 1.6 percent in Pennsylvania and 6.1 percent in the United States. Projections indicate that population will increase in all areas through 2010. Bucks County's population is projected to increase by 3.9 percent, and population is projected to increase by 3.0 percent in Montgomery County, 1.1 percent in Philadelphia County, 1.7 percent in Pennsylvania and 6.3 percent in the United States.

Bucks and Montgomery Counties, but not Philadelphia County, experienced increases in households from 1990 to 2000. During those ten years, the number of households increased in Bucks County by 14.8 percent, in Montgomery County by 12.2 percent, in Pennsylvania by 6.3 percent and in the United States by 14.7 percent, but Philadelphia County's households decreased by 2.2 percent. The trend in household growth from 2000 to 2005 indicates an increase in Bucks County of 6.1 percent, with Montgomery County increasing its households by 4.9 percent. Philadelphia County decreased in households by 0.9 percent. Pennsylvania indicated an increase of 3.0 percent, lower than the United States' at 6.6 percent. From 2005 through the year 2010, Philadelphia County's households are projected to decrease by 0.9 percent, while the number of households are expected to increase by 4.8 percent, 3.6 percent,

Description of Primary Market Area (cont.)

2.4 percent and 6.5 percent in Bucks County, Montgomery County, Pennsylvania and the United States, respectively.

In 1990, the market area counties had per capita income of $18,292 in Bucks County, $21,990 in Montgomery County and $12,091 in Philadelphia County, while Pennsylvania and the United States had 1990 per capita income of $14,068 and $14,420, respectively. From 1990 to 2000, per capita income increased in all areas. The market area counties' per capita income increased from 1990 to 2000 by 50.0 percent to $27,430 in Bucks County, by 40.5 percent to $30,898 percent in Montgomery County and by 36.5 percent to $16,509 in Philadelphia County; and per capita income increased by 48.4 percent in Pennsylvania to $20,880 and by 50.4 percent to $21,684 in the United States. From 2000 to 2005, per capita income continued to increase by 27.0 percent, 28.5 percent and 24.2 percent to $34,847, $39,711 and $20,499 in Bucks, Montgomery and Philadelphia Counties, respectively, and by 25.9 percent to $26,295 in Pennsylvania and by 21.0 percent to $26,228 in the United States.

The 1990 median household income of $43,347, $43,720 and $24,603, in the market area counties of Bucks, Montgomery and Philadelphia, respectively, was higher than the median household income in Pennsylvania and the United States at $29,069 and $28,525, respectively. From 1990 to 2000, median household income increased in all areas, with Bucks County indicating a 37.8 percent increase to $59,727, Montgomery indicating a 39.1 percent increase, and Philadelphia County indicating a 25.0 percent increase to $30,746, compared to a 38.0 percent increase to $40,106 in Pennsylvania and a 44.9 percent increase to $41,343 in the United States. From 2000 to 2005, median household income in the market area counties was estimated to have increased 23.1 percent, 24.5 percent and 19.9 percent to $73,522, $75,725 and $36,853, in Bucks, Montgomery and Philadelphia Counties, respectively. Pennsylvania's median household income grew 21.0 percent to $48,534, and the United States' increase was 21.0 percent to $48,534 from 2000 to 2005. From 2005 to 2010, median household income is projected to increase by 21.7 percent in Bucks County, by 28.3 percent in Montgomery County, by 20.2 percent in Philadelphia County, by 19.6 percent in Pennsylvania and by 20.3 percent

Description of Primary Market Area (cont.)

in the United States. Based on those rates of increase, by 2010, median household income is projected to be $89,443 in Bucks County, $97,128 in Montgomery County, $44,292 in Philadelphia County, $58,058 in Pennsylvania, and $58,384 in the United States.

Exhibit 27 provides a summary of key housing data for the market area counties, Pennsylvania and the United States. In 1990, Bucks County had a rate of owner-occupancy of 75.7 percent, higher than all other areas, with Montgomery County at 24.3 percent, Philadelphia County at 61.9 percent and Pennsylvania and the United States at 70.7 percent and 64.2 percent, respectively. As a result, Bucks County supported a lower rate of renter-occupied housing of 24.3 percent, compared to 27.7 percent in Montgomery County, 38.1 percent in Philadelphia County, 29.3 percent in Pennsylvania and 35.8 percent in the United States. In 2000, owner-occupied housing increased in Bucks County to 77.4 percent and in Montgomery County to 73.5 percent, but decreased in Philadelphia County to 59.3 percent. Owner-occupancy increased in Pennsylvania and the United States to 71.3 percent and 66.2 percent, respectively. Conversely, the renter-occupied rates decreased in Bucks County to 22.6 percent and in Montgomery County to 26.5 percent, increased in Philadelphia County to 26.5 percent, and decreased in Pennsylvania and the United States to 28.7 percent and 33.8 percent, respectively.

The market area counties' 1990 median housing values were $139,000, $142,400 and $48,400, for Bucks, Montgomery and Philadelphia Counties, respectively, with Pennsylvania's median housing value at $69,100 and the United States' at $78,500. The 1990 median rents in the respective market area counties were $604, 593 and $452, compared to the median rent of Pennsylvania at $404 and the United States at $374. In 2000, median housing values had increased in the market area counties, Pennsylvania and the United States. The market area counties had 2000 median housing values of $163,200, $160,700 and $59,700 in Bucks, Montgomery and Philadelphia Counties, respectively, with Pennsylvania at $97,000 and the United States at $119,600. The 2000 median rents were $736, $757 and $569 in the market area counties of Bucks, Montgomery and Philadelphia, respectively, and $531 and $602 in Pennsylvania and the United States, respectively.

Description of Primary Market Area (cont.)

In 1990, the major source of employment in the market area (average of all three counties) by industry group, based on share of employment, was the services sector with an average of 39.2 percent. The services sector was also the source of the majority of employment in Pennsylvania and the United States with 36.6 percent of jobs in Pennsylvania and 34.0 percent in the United States (reference Exhibit 28). The wholesale/retail sector was the second major employer in the market area at 21.1 percent, as it was at 21.5 percent in Pennsylvania and 27.5 percent in the United States. The manufacturing sector was the third major employment sector at 18.3 percent, also third in Pennsylvania at 20.0 percent of the employment and in the United States at 19.2 percent. The construction sector, finance, insurance and real estate sector, transportation/utilities sector, and the agriculture/mining sector combined to provide 21.5 percent of employment in the market area, 21.9 percent of employment in Pennsylvania and 19.3 percent in the United States.

In 2000, the services industry, wholesale/retail trade, and manufacturing industry provided the first, second and third highest sources of employment, respectively, for the market area, similar to Pennsylvania and the United States. The services industry accounted for 49.3 percent, 46.4 percent and 46.7 percent in the market area, Pennsylvania and the United States, respectively. The wholesale/retail sector provided for 15.5 percent, 15.7 percent and 15.3 percent in the market area, Pennsylvania and the United States, respectively. The manufacturing sector provided 13.1 percent, 16.0 percent and 14.1 percent of employment in the market area, Pennsylvania and the United States, respectively.

Some of the largest employers in the area are listed below.

Employer	Business
Comcast	Cable TV/Internet Provider
CIGNA	Insurance Company
Lincoln Financial Group	Insurance Company
Sunoco	Energy Company
Aramark	Food Services

Crown Holdings Inc.	Packing Company
Rohn and Haas Company	Specialty Chemicals
Glaxo SmithKline	Pharmaceuticals
Boeing	Helicopters Division
Pep Boys	Automotive Parts

Unemployment rates are another key economic indicator. Exhibit 29 shows the unemployment rates in Bucks, Montgomery and Philadelphia Counties, Pennsylvania and the United States in 2002 through April of 2006. Bucks County and Montgomery Counties have been characterized by lower unemployment rates compared to Philadelphia County, Pennsylvania and the United States. In 2002, Bucks County had an unemployment rate of 4.9 percent, compared to unemployment rates of 4.5 percent in Montgomery County, 7.6 percent in Philadelphia County, 5.6 percent in Pennsylvania and 5.8 percent in the United States. Unemployment rates decreased in 2003 to 4.7 percent in Bucks County, compared to increases to 7.8 percent in Philadelphia County, 5.7 percent in Pennsylvania and 6.0 percent in the United States, while Montgomery County's unemployment rate remained at 4.5 percent. In 2004, the unemployment rate remained at 4.7 percent in Bucks County, while Montgomery County, Philadelphia County, Pennsylvania and the United States had decreases in their unemployment rates to 4.3 percent, 7.5 percent, 5.5 percent and 5.5 percent, respectively. In 2005, all areas had unemployment rate decreases. Bucks, Montgomery and Philadelphia Counties had unemployment rates of 4.1 percent, 3.9 percent and 6.8 percent while Pennsylvania and the United States decreased to 5.0 percent and 5.1 percent. Through July of 2006, unemployment rates remained generally constant at 4.2 percent, 3.9 percent, 6.7 percent, 4.9 percent and 5.0 percent in Bucks, Montgomery and Philadelphia Counties, Pennsylvania and the United States.

Exhibit 30 provides deposit data for banks and thrifts in Montgomery and Philadelphia Counties. Polonia's deposit base in the market area was $131.5 million or a 0.7 percent share of the $19.6 billion total thrift deposits and a smaller 0.2 percent share of the total deposits, which were $53.2 billion as of June 30, 2005. It is evident from the size of the thrift deposits and bank deposits that the market area has a strong deposit base, with Polonia having minimal market penetration for thrift deposits and total deposits.

Description of Primary Market Area (cont.)

Exhibit 31 provides interest rate data for each quarter for the years 2002 through the first quarter of 2006. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2002 and then a basically flat trend in 2003. This trend indicates some increase in One-Year Treasury Bills and 30-Year Treasury Notes. Then rates have indicated constant increases in each quarter in 2005 and continuing at a strong pace in 2006.

SUMMARY

To summarize, the primary component of Polonia's market area, Philadelphia County, has experienced a decrease in population and households since 1990. Such a pattern is projected to continue from 2005 through 2010. Philadelphia County indicated a lower per capita income and lower household income than Pennsylvania and the United States. In both 1990 and 2000, the median rent in Philadelphia County was slightly higher than Pennsylvania's median rent but lower than the national average. In 1990 and 2000, Philadelphia County's median housing value was significantly lower than Pennsylvania and the United States. All demographic metrics in Montgomery and Bucks Counties were higher than Philadelphia County, Pennsylvania and the United States, but represent a small component of Polonia's current market area.

The three county market area has had slightly lower unemployment rates compared to Pennsylvania and the United States. Finally, the market area is a competitive financial institution market dominated by banks with a total market deposit base for banks and thrifts in the market area that is $53.2 billion in deposits.

III.   COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the Mid-Atlantic region and in Pennsylvania.

Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 211 publicly-traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 32 and 33 also subclassify all thrifts by region, including the 42 publicly-traded Mid-Atlantic thrifts ("Mid-Atlantic thrifts") and the 13 publicly-traded thrifts in Pennsylvania ("Pennsylvania thrifts"), and by trading exchange. Exhibit 34 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between June 30, 2005, and August 29, 2006.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of Polonia as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of Polonia's basic operation.

33

Introduction (cont.)

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. As of August 29, 2006, no potential comparable group candidate had to be eliminated due to an involvement in a merger/acquisition transaction.

There is are no pending merger/acquisition transaction involving thrift institutions in Polonia's city, county or market area, as indicated in Exhibit 35.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly-traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly-traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the relatively small universe of 66 publicly-traded mutual holding companies as well between

Mutual Holding Companies (cont.)

those 66 entities and the larger universe of conventional, publicly-traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 35 presents pricing ratios and Exhibit 36 presents key financial data and ratios for the 66 publicly-traded, FDIC-insured mutual holding companies in the United States. All thrift institutions that were potential comparable group candidates but were in the mutual holding company form were not considered.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the Pennsylvania Stock Exchange, the American Stock Exchange, or the National Bank of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 277 publicly-traded, FDIC-insured institutions, including 66 mutual holding companies, 14 are traded on the New York Stock Exchange, 6 are traded on the American Stock Exchange and 153 are listed on NASDAQ, 67 are traded on the OTC Bulletin Board and 37 are listed in the Pink Sheets.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to the trading date of August 29, 2006, used in this report, in order to insure at least four consecutive quarters of

reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to June 30, 2005.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to Seneca Falls, including the western and southwestern states.

The geographic location parameter consists of New England, Mid-Atlantic, Midwest and Southeast states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The range of total assets for any potential comparable group institution was $750 million or less, due to the general similarity of asset mix and operating strategies of institutions within this asset range, compared to Polonia, with assets of approximately $160.8 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

Asset Size (cont.)

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 38 and 39 show the 46 institutions considered as comparable group candidates after applying the general parameters, with the shaded lines denoting the institutions ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 38. The balance sheet ratios consist of the following:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. One- to four-family loans to assets
4. Total net loans to assets
5. Total net loans and mortgage-backed securities to assets
6. Borrowed funds to assets
7. Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from Polonia with regard to asset mix. The balance sheet

Introduction (cont.)

parameters also distinguish institutions with a significantly different capital position from Polonia. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Bank's ratio of cash and investments to assets was 3.1 percent at June 30, 2006, and reflects Polonia's smaller share of investments compared to national and regional averages, and also considerably lower than the average for Pennsylvania thrifts. The Bank's investments have consisted primarily of federal agency securities, equity and corporate securities and deposits in other financial institutions. During the quarter ended June 30, 2006, Polonia reduced its balance of investment securities, excluding mortgage-backed securities, from $21.1 million at March 31, 2006, to $5.0 million, using a portion of the sale proceeds to reduce borrowings.

For its most recent four calendar years, Polonia's average ratio of cash and investments to assets was a higher 23.8 percent, from a high of 31.2 percent in 2002 to a low of 14.3 percent in 2005, with a declining trend. It should be noted that, for the purposes of comparable group selection, Polonia's $1.2 million balance of Federal Home Loan Bank stock at June 30, 2006, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is fairly broad, in spite of Polonia's current average balance of cash and investments, related to the general volatility of this parameter and institutions' varying liquidity options and approaches, including the purchase of mortgage-backed and mortgage derivative securities. The range has been defined as 20.0 or less of assets, with a midpoint of 10.0 percent.

Mortgage-Backed Securities to Assets

At June 30, 2006, Polonia's ratio of mortgage-backed securities to assets was a higher 23.4 percent compared to the regional average of 15.4 percent and the national average of 9.5 percent for publicly-traded thrifts. The Bank's four most recent calendar year average is 13.9 percent, more in line with industry averages, with Polonia's share of investments increasing from 8.9 percent to 21.4 percent of total assets from 2004 to 2005.

Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 30.0 percent or less of assets and a midpoint of 15.0 percent.

One- to Four-Family Loans to Assets

Polonia's lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, including construction loans, represented 60.8 percent of the Bank's assets at June 30, 2006, which is moderately higher than the national average of 46.9 percent. The parameter for this characteristic requires any comparable group institution to have from 25.0 percent to 75.0 percent of its assets in one- to four-family loans with a midpoint of 50.0 percent.

Total Net Loans to Assets

At June 30, 2006, Polonia had a 64.8 percent ratio of total net loans to assets and a lower four calendar year average of 52.7 percent, both being lower than the national average of 71.7 percent for publicly-traded thrifts and the Bank's current ratio being similar to the regional average of 63.8 percent. The Bank's ratio of total net loans to assets has demonstrated a

Total Net Loans to Assets (cont.)

generally flat trend during the last four calendar years, but increasing moderately at June 30, 2006.

The parameter for the selection of the comparable group is from 40.0 percent to 90.0 percent with a midpoint of 65.0 percent. The wider range is due to the fact that, as the referenced national and regional averages indicate, many institutions hold a greater volume of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to Polonia

.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, Polonia's shares of mortgage-backed securities to assets and total net loans to assets were 23.4 percent and 64.8 percent, respectively, for a combined share of 88.2 percent. Recognizing the industry and regional ratios of 9.5 percent and 15.4 percent, respectively, of mortgage-backed securities to assets, the parameter range for the comparable group in this category is 60.0 percent to 92.0 percent, with a midpoint of 76.0 percent.

Borrowed Funds to Assets

Polonia had a $10.8 million balance of borrowed funds at June 30, 2006, consisting of FHLB advances, representing 6.7 percent of assets. At December 31, 2005, the Bank's borrowed funds were $16.9 million or a higher 9.7 percent of assets, which is lower than its borrowed funds of $26.6 million or 15.1 percent of assets at December 31, 2004. As previously indicated, during the second quarter of 2006, the Bank reduced its balance of investment securities and used a portion of the proceeds to repay advances.

Borrowed Funds to Assets (cont.)

The use of borrowed funds by some banks indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds had increased, due to the greater competition for deposits and higher interest rates, resulting in an increase in borrowed funds by many banks as an alternative to higher cost and/or longer term certificates. Rising interest rates resulted in some moderation of borrowings in the banking industry, particularly among nonpublicly-traded banks. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The range of borrowed funds to assets is 25.0 percent or less with a midpoint of 12.5 percent.

Equity to Assets

Polonia's equity to assets ratio was 7.06 percent at June 30, 2006, 6.92 percent at December 31, 2005 and a higher 7.39 percent at December 31, 2004. After conversion, based on the midpoint value of $22.0 million and a public offering of $9.9 million, with approximately 65 percent of the net proceeds of the public offering going to the Bank, Polonia's equity is projected to stabilize in the area of 10 percent of assets. Based on that equity ratio, we have defined the equity ratio parameter to be 5.0 percent to 14.0 percent with a midpoint ratio of 9.5 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 39 presents five parameters identified as key indicators of Polonia's earnings performance and the basis for such performance both historically and during the four quarters ended June 30, 2006. The primary performance indicator is the Bank's return on average assets (ROAA). The second performance indicator is the Bank's return on average equity (ROAE). To measure the Bank's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Bank is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Bank's ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is the ROAA. For the twelve months ended June 30, 2006, Polonia's ROAA was a negative 0.05 percent based on core earnings after taxes of $90,000 and its net ROAA was a negative (0.55) percent based on a net loss of ($916,000), as detailed in Item I of this Report. The Bank's ROAA over its most recent four calendar years, based on net earnings, was (0.38) percent in 2005, 0.36 percent in 2004, 0.28 percent in 2003 and (0.26) percent in 2002.

Considering the historical and current earnings performance of Polonia, the range for the ROAA parameter based on core income has been defined as 0.75 percent or less with a midpoint of 0.38 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Bank's position. This parameter does not provide as much meaning for a recently converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the recently converted thrift and the inability to accurately reflect a mature ROAE for the recently converted thrift relative to other stock institutions.

Prior to the minority stock offering, the Bank's ROAE for the twelve months ended June 30, 2006, was a negative (7.41) percent based on net income and a positive 0.73 percent based on core income. The parameter range for the comparable group, based on core income, is 12.0 percent or less with a midpoint of 6.0 percent.

Net Interest Margin

Polonia had a net interest margin of 2.88 percent for the twelve months ended June 30, 2006, representing net interest income as a percentage of average interest-earning assets. The Bank's net interest margin in calendar years 2005 and 2004 was 3.04 percent and 2.94 percent, respectively, with a four calendar year average of 2.68 percent.

The parameter range for the selection of the comparable group is from a low of 2.25 percent to a high of 3.50 percent with a midpoint of 2.88 percent.

Operating Expenses to Assets

For the twelve months ended June 30, 2006, Polonia had a 3.34 percent ratio of operating expense to average assets. In calendar years 2005 and 2004, the Bank's expense ratio was a lower 3.17 percent and 2.82 percent, respectively. For its four most recent calendar years ended December 31, 2005, Polonia's operating expense ratio averaged 2.87 percent and indicates a mild upward trend. The Bank's current operating expense ratio remains considerably higher than the averages of 1.54 percent for publicly traded Mid-Atlantic savings institutions and 2.11 percent for all publicly-traded savings institutions. For all FDIC-insured thrift institutions, the ratio of noninterest expense to average assets was a higher 2.35 percent for the twelve months ended June 30, 2006.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.25 percent to a high of 4.00 percent with a midpoint of 3.13 percent.

Noninterest Income to Assets

Compared to all publicly-traded thrifts, Polonia has historically experienced a considerably lower than average dependence on noninterest income as a source of additional

44

Noninterest Income to Assets (cont.)

income. The Bank's noninterest income was a negative $(141,000), which was driven by losses on the sale of investment securities, or (0.08) percent of assets for the twelve months ended June 30, 2006, compared to the higher 1.18 percent average for publicly-traded thrift institutions during that period. For the twelve months ended June 30, 2006, Mid-Atlantic thrifts and Pennsylvania thrifts had ratios of 0.61 percent and 0.85 percent, respectively. The Bank's ratio of noninterest income to average assets was 0.16 percent in 2005, 0.59 percent in 2004 and 0.83 percent in 2003.

The range for this parameter for the selection of the comparable group is 1.25 percent of average assets or less, with a midpoint of 0.63 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 39. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of Polonia. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Assets

Polonia's ratio of nonperforming assets to assets was 0.15 percent at June 30, 2006, which was lower than the national average of 0.62 percent for publicly-traded thrifts and lower than Mid-Atlantic thrifts at 0.23 percent and lower than the Bank's 0.42 percent ratio at

45

Nonperforming Assets to Assets (cont.)

December 31, 2005. For its four most recent calendar years ended December 31, 2005, the Bank's ratio of nonperforming assets to total assets averaged 0.62 percent, ranging from a low of 0.42 percent in 2005 to a high of 0.79 percent in 2002 with a consistently declining trend.

The parameter range for nonperforming assets to assets has been defined as 1.00 percent of assets or less with a midpoint of 0.50 percent.

Repossessed Assets to Assets

Polonia had repossessed assets of $29,000 at June 30, 2006, representing 0.02 percent of total assets, but had a much higher $428,000 of repossessed assets at December 31, 2005, representing 0.25 percent of total assets. For its four most recent calendar years, the Bank's ratio of repossessed assets to total assets averaged 0.39 percent with a declining trend since 2002. National and regional averages were 0.11 percent and 0.04 percent, respectively, for publicly-traded thrift institutions at June 30, 2006.

The range for the repossessed assets to total assets parameter is 0.25 percent of assets or less with a midpoint of 0.13 percent.

Loans Loss Reserves to Assets

Polonia had an allowance for loan losses of $649,000, representing a loan loss allowance to total assets ratio of 0.40 percent, at June 30, 2006, which is identical to its ratio at December 31, 2005, virtually identical to its 0.39 percent ratio at December 31, 2004. For the four calendar years of 2002 through 2005, the Bank's loan loss reserve averaged 0.30 percent of assets.

46

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.20 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 40, 41 and 42. The comparable group institutions range in size from $148.2 million to $612.5 million with an average asset size of $359.8 million and have an average of 8.5 offices per institution. One of the comparable group institutions was converted in 1985, one in 1986, one in 1993, one in 1994, two in 1996, two in 1999, one in 2001 and one in 2003. All ten of the comparable group institutions are traded on NASDAQ and all are insured by the recently consolidated Deposit Insurance Fund (DIF). The comparable group institutions as a unit have a ratio of equity to assets of 9.35 percent, which is 8.8 percent higher than all publicly-traded thrift institutions in the United States and 11.7 percent higher than the 14 publicly-traded thrift institutions in Pennsylvania, and for the most recent four quarters indicated a core return on average assets of 0.38 percent, lower than all publicly-traded thrifts at 1.00 percent and lower than publicly-traded Pennsylvania thrifts at 0.59 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of Polonia to all publicly-traded thrifts, to publicly-traded thrifts in the Mid-Atlantic region and to Pennsylvania thrifts, as well as to the ten institutions constituting Polonia's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 43 through 48.

As presented in Exhibits 43 and 44, at June 30, 2006, Polonia's total equity of 7.06 percent of assets was lower than the 9.35 percent for the comparable group, the 10.01 percent for all thrifts, the 10.30 percent for Mid-Atlantic thrifts and the 8.37 percent ratio for the 14 Pennsylvania thrifts. The Bank had a 64.80 percent share of net loans in its asset mix, modestly lower than the comparable group at 67.69 percent, and more notably lower than all thrifts at 71.67 percent and Mid-Atlantic thrifts at 63.82 percent, but higher than Pennsylvania thrifts at 54.08 percent. Polonia's share of net loans, lower than industry averages, is primarily the result of its larger share of mortgage-backed securities, offset by its much smaller share of cash and investments. The comparable group had a considerably higher 15.06 percent share of cash and investments compared to the Bank at 3.12 percent, and a lower 10.93 percent share of mortgage-backed securities. All thrifts had 9.50 percent of assets in mortgage-backed securities and 13.34 percent in cash and investments. Polonia's 84.48 percent share of deposits was higher than the comparable group and Pennsylvania thrifts, and also higher than all thrifts and Mid-Atlantic thrifts, reflecting the Bank's lower than average 6.71 percent ratio of borrowed funds to assets and lower equity to assets ratio of 7.06 percent. The comparable group had deposits of 71.07 percent and borrowings of 17.55 percent. All thrifts averaged a 57.02 percent share of deposits and 32.14 percent of borrowed funds, while Mid-Atlantic thrifts had a 56.42 percent share of deposits and a 31.35 percent share of borrowed funds. Pennsylvania thrifts averaged a 59.49 percent share of deposits and a 29.45 percent share of borrowed funds. Polonia was absent intangible assets at June 30, 2006, compared to 0.62 percent for the comparable group, 0.82 percent for all thrifts, 1.55 percent for Mid-Atlantic thrifts and 1.74 percent for Pennsylvania thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 45 and 46 and provide a synopsis of key sources of income and key expense items for Polonia in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 47, for the twelve months ended June 30, 2006, Polonia had a yield on average interest-earning assets lower than the comparable group, all thrifts, Mid-Atlantic thrifts and Pennsylvania thrifts. The Bank's yield on interest-earning assets was 5.23 percent compared to the comparable group at 5.81 percent, all thrifts at 5.87 percent, Mid-Atlantic thrifts at 5.62 percent and Pennsylvania thrifts at 5.41 percent.

The Bank's cost of funds for the twelve months ended June 30, 2006, was lower than the comparable group, all thrifts, Mid-Atlantic thrifts, and Pennsylvania thrifts. Polonia had an average cost of interest-bearing liabilities of 2.40 percent compared to 2.89 percent for the comparable group, 2.91 percent for all thrifts, 2.80 percent for Mid-Atlantic thrifts and 3.06 percent for Pennsylvania thrifts. The Bank's lower yield on interest-earning assets and lower interest cost resulted in a net interest spread of 2.83 percent, which was lower than the comparable group at 2.93 percent and all thrifts at 2.96 percent, similar to Mid-Atlantic thrifts at 2.82 percent, and higher than Pennsylvania thrifts at 2.34 percent. Polonia generated a net interest margin of 2.88 percent for the twelve months ended June 30, 2006, based on its ratio of net interest income to average interest-earning assets, which was moderately lower than the comparable group ratio of 3.11 percent. All thrifts averaged a higher 3.19 percent net interest margin for the trailing four quarters, with Mid-Atlantic thrifts at 3.03 percent and Pennsylvania thrifts at a lower 2.52 percent.

Polonia's major source of earnings is interest income, as indicated by the operations ratios presented in Exhibit 46. The Bank took no provision for loan losses during the twelve months ended June 30, 2006. The comparable group indicated a provision representing 0.29 percent of assets, with all thrifts at 0.10 percent, Mid-Atlantic thrifts at 0.07 percent and Pennsylvania thrifts with a credit of 0.16 percent.

Analysis of Financial Performance (cont.)

Net of $1,006,000 of losses on the sale of investment securities, the Bank's noninterest income was $866,000 or 0.52 percent of average assets for the twelve months ended June 30, 2006. The incorporation of those losses, however, reduces the Bank's total noninterest income to a negative $(141,000) or (0.08) percent of average assets for the twelve months ended June 30, 2006. The comparable group had a 0.68 percent ratio noninterest income to average assets, which was lower than all thrifts at 1.22 percent, similar to Mid-Atlantic thrifts at 0.61 percent and lower than Pennsylvania thrifts at 0.85 percent. For the twelve months ended June 30, 2006, Polonia's operating expense ratio was 3.34 percent of average assets, which was higher than the comparable group at 2.80 percent and higher than all thrifts at 2.11 percent, Mid-Atlantic thrifts at 1.54 percent and Pennsylvania thrifts at 1.96 percent.

The overall impact of Polonia's income and expense ratios is reflected in the Bank's net loss and negative return on assets. For the twelve months ended June 30, 2006, the Bank had a negative net ROAA of (0.55) percent and a positive core ROAA of 0.05 percent, reflecting its net losses of $(916,000) and positive core earnings of $90,000, as indicated in Section I and Exhibit 9 of this report. For its most recent four quarters, the comparable group had a net ROAA of 0.43 percent and a modestly lower core ROAA of 0.38 percent. All publicly-traded thrifts averaged a higher 1.00 percent core ROAA, with Mid-Atlantic thrifts at 0.98 percent and Pennsylvania thrifts at 0.59 percent.

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V.   MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of Polonia with the comparable group. These adjustments will take into consideration such key items as earnings performance and growth potential, market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted, however, that all of the institutions in the comparable group have their differences among themselves and from the Bank, and as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, the amounts and ratios of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of non-interest income, and the level of non-interest expenses.

As discussed earlier, the Bank's historical business model has focused on increasing its noninterest income; maintaining a reasonable net interest margin; maintaining a lower ratio of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby improving its sensitivity measure and its overall interest rate risk; maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs, and striving to control its overhead expenses and improve its efficiency ratio. In the future, following its minority offering, it will be the objective of the Bank to increase its net interest spread and margin, increase its non-interest income, increase the

51

Earnings Performance (cont.)

amount and consistency of its net income, increase its return on assets and return on equity, and work toward reducing its overhead expenses.

Earnings are generally related to an institution's ability to generate loans and/or to increase its loan portfolio through loan purchases and participations at favorable rates. The Bank was an active originator of mortgage loans and a modest originator of non-mortgage loans in 2004 and 2005 and during the first quarter of 2006, although its overall increase in loans receivable was very modest.

From December 31, 2004, to June 30, 2006, total loans receivable increased by a modest $7.6 million or an annualized increase of 5.2 percent from $97.4 million to $105.0 million. During that period, the loan categories indicating growth were one- to four-family residential real estate loans, which increased by $8.3 million, and home equity loans, which increased by $359,000. All other categories indicated modest to moderate shrinkage during that six quarter period, with multi-family and commercial real estate loans decreasing by $182,000 and nonmortgage loans decreasing by $968,000.

The impact of Polonia's lending efforts has been to generate a yield on average interest-earning assets of 5.23 percent for the twelve months ended June 30, 2006, compared to a higher 5.81 percent for the comparable group, 5.87 percent for all thrifts and 5.62 percent for Mid-Atlantic thrifts. The Bank's ratio of interest income to average assets was 5.01 percent for the twelve months ended June 30, 2006, which was lower than the comparable group at 5.43 percent, all thrifts at 5.49 percent and Mid-Atlantic thrifts at 5.04 percent.

Polonia's 2.40 percent cost of interest-bearing liabilities for the twelve months ended June 30, 2006, was lower than the comparable group at 2.89 percent, all thrifts at 2.91 percent, Mid-Atlantic thrifts at 2.80 percent and Pennsylvania thrifts at 3.06 percent. The Bank's resulting net interest spread of 2.83 percent for the twelve months ended June 30, 2006, was lower than the comparable group at 2.92 percent and all thrifts at 2.96 percent, similar to Mid-

Atlantic thrifts at 2.82 percent, but higher than Pennsylvania thrifts at 2.35 percent. The Bank's net interest margin of 2.88 percent, based on average interest-earning assets for the twelve months ended June 30, 2006, was lower than the comparable group at 3.11 percent, all thrifts at 3.19 percent and Mid-Atlantic thrifts at 3.03 percent.

The Bank's ratio of noninterest income to assets was (0.08) percent for the twelve months ended June 30, 2006, which recognizes $(1,006,000) of losses on the sale of securities equal to (0.60) percent of average assets. The comparable group's ratio of noninterest income to assets was 0.68 percent, with Mid-Atlantic thrifts at 0.61 percent and all thrifts at 1.22 percent. The Bank's operating expenses were a considerable 19.3 percent higher than the comparable group and significantly higher than all thrifts, Mid-Atlantic thrifts and Pennsylvania thrifts. For the twelve months ended June 30, 2006, Polonia had an operating expenses to assets ratio of 3.34 percent compared to 2.80 percent for the comparable group, 2.11 percent for all thrifts, 1.54 percent for Mid-Atlantic thrifts and 1.96 percent for Pennsylvania thrifts.

For the twelve months ended June 30, 2006, Polonia generated lower noninterest income, higher noninterest expenses and a lower net interest margin relative to its comparable group. As a result, the Bank had negative net earnings and positive but very modest core earnings for the twelve months ended June 30, 2006, resulting in a negative net ROAA of (0.55) percent and a positive core ROAA of 0.05 percent. Based on net earnings, the Bank had a negative return on average assets of (0.38) percent in calendar 2005, following positive ROAA of 0.36 percent in 2004 and 0.28 percent in 2003. For the twelve months ended June 30, 2006, the comparable group had a higher core ROAA of 0.38 percent, while all thrifts indicated a higher 1.00 percent. The comparable group had a net ROAA of 0.43 percent for the twelve months ended June 30, 2006, with all thrifts at 0.97 percent and Mid-Atlantic thrifts at 0.85 percent.

The earnings stream and net earnings of Polonia will continue to be dependent on the overall trends in interest rates and its net interest margin, as well as the consistency, reliability and variation of its noninterest income and overhead expenses. Net of gains and losses,

Earnings Performance (cont.)

Polonia's noninterest income indicated relatively mild fluctuation from calendar 2003 to 2005 and for the twelve months ended June 30, 2006, averaging 0.52 percent, which was nevertheless moderately lower than the comparable group at 0.68 percent for the twelve months ended June 30, 2006. Although considerably higher than industry averages, the Bank's overhead expenses indicated a very mildly decreasing trend from 2002 to 2004, before increasing in 2005 and for the twelve months ended June 30, 2006. The Bank's net interest margin, lower than the comparable group, has been the result of its lower yield on assets, partially offset by its generally lower cost of funds. Polonia's cost of interest-bearing liabilities is likely to experience modest increases during the next few years, as short term rates continue to increase from their record lows in 2003 and 2004. Continued upward pressure on lending rates is also anticipated. Polonia's composite yield on interest-earning assets is likely to increase modestly to moderately, based on the mix and repricing interval of the Bank's loan portfolio, although the predominance of fixed-rate loans will limit the potential for increase. Investments should also experience a modestly higher yield, although their low dollar balance will somewhat marginalize the impact of such higher yield. It is also likely, however, that competition from both financial institutions and mortgage companies will limit the Bank's ability to significantly increase rates on individual mortgage and non-mortgage loan products.

Polonia's aggressive growth strategy, which includes branching, recognizes that the need to increase loans and deposits requires the very competitive pricing of its loan and deposit products. Consequently, the Bank projects very modest and gradual improvement in performance metrics, including noninterest income, net interest margin, efficiency ratio, ROAA and ROAE.

It is also recognized that Polonia's current very low core ROAA, compared to the lower than average but higher ROAA of its comparable group, was negative for the calendar years 2002 and 2005, and was a positive but considerably lower than average 0.28 percent and 0.36 percent in 2003 and 2004, respectively. Although Polonia's net interest margin and net interest spread both increased considerably since 2002, both metrics remain lower than comparable

54

group, national and regional averages. Immediately following conversion, it is anticipated that the Bank's higher equity to assets ratio will result in an initial decrease in ROAE, followed by limited growth in ROAE until conversion proceeds can be deployed into higher yielding loans. As indicated in the Bank's business plan, during the next three years the Bank's ROAA and ROAE are projected to increase modestly but steadily to ratios that remain lower than comparable group, regional and national averages.

In recognition of the foregoing earnings related factors, with consideration of both Polonia's current and projected performance measures, a significant downward adjustment has been made to Polonia's pro forma market value for earnings performance.

MARKET AREA

As previously indicated in Section II, the Bank's primary market area encompasses Philadelphia, Montgomery and Bucks Counties in Pennsylvania. Four of Polonia's five offices are in Philadelphia County and are the source of approximately 88 percent of the Bank's deposits. The Bank's home office is in Montgomery County, which accounts for the remaining 12 percent of deposits. Based on those office locations and deposit sources, Polonia has experienced deposit shrinkage of $14.2 million or 9.1 percent since December 31, 2001, representing an annualized decrease of 2.1 percent.

Since 1990, Philadelphia County has experienced a population decrease, compared to increases in Montgomery County, Bucks County, Pennsylvania and the United States. Per capita income and median household income in Philadelphia County have been and remain lower than in Montgomery County, Bucks County, Pennsylvania and the United States. The median housing value in Philadelphia County is also significantly lower than Montgomery County, Bucks County, state and national averages.

Market Area (cont.)

The historical and current unemployment rates in Philadelphia County have been higher than in Pennsylvania and the United States, while Montgomery and Bucks Counties' unemployment rates have been lower than state and national rates. The unemployment rates in Philadelphia, Montgomery and Bucks Counties through April, 2006, were 5.9 percent, 3.4 percent and 3.6 percent, respectively, compared to 4.4 percent in Pennsylvania and 4.5 percent in the United States.

In Polonia's market area, the services sector represents the primary source of employment, followed by the wholesale/retail and manufacturing sectors. The level of financial competition Polonia's market area was strong at June 30, 2005, the most recent reporting date, with commercial banks holding a strong majority of deposits. The Bank had a very modest penetration of thrift deposits and a slight penetration of bank deposits in Philadelphia and Montgomery Counties. Polonia experienced net decreases in deposits in three of its five most recent fiscal years and, as discussed above, an overall net deposit decrease since 2001 . It should be noted that from June 30, 2001, to June 30, 2005, Polonia's deposits in Philadelphia County decreased from $137.9 million or a 0.54 percent market share to $115.5 million or a 0.33 percent market share. During that 4 year period, however, total deposits in Philadelphia County increased by approximately $10 billion and the number of banking offices in the county increased from 317 at June 30, 2001, to 336 at June 30, 2005.

In recognition of the foregoing factors, including deposit potential in a stagnant market, we believe that a downward adjustment is warranted for the Bank's current market area, of which Philadelphia County is the primary component.

FINANCIAL CONDITION

The financial condition of Polonia is discussed in Section I and shown in the related exhibits and is compared to the comparable group in Exhibits 42, 43 and 44. The Bank's ratio of total equity to total assets was 7.06 percent at June 30, 2006, which was moderately lower than the comparable group at 9.35 percent, all thrifts at 10.01 percent and Mid-Atlantic thrifts at 10.30 percent. With a conversion at the midpoint, the Corporation's consolidated pro forma equity to assets ratio will increase to approximately 10.7 percent. The Bank's pro forma equity to assets ratio will increase to approximately 9.6 percent and its tangible capital ratio will be 10.0 percent following a midpoint conversion, based on the Bank receiving approximately 66 percent of the net conversion proceeds.

The Bank's mix of assets and liabilities indicates some areas of notable variation from its comparable group. The Bank's 84.48 percent ratio of deposits to total assets was higher than the comparable group at 71.07 percent, and significantly higher than all thrifts at 57.02 percent and Mid-Atlantic thrifts at 56.42 percent. Those variations are directly related to Polonia's 6.71 percent ratio of borrowed funds to assets, which was lower than the comparable group at 17.55 percent, Mid-Atlantic thrifts at 31.35 percent and all thrifts at 32.14 percent.

Polonia had a 64.80 percent ratio of net loans to total assets at June 30, 2006, modestly lower than the comparable group at 67.69 and moderately lower than all thrifts at 71.67 percent, and similar to Mid-Atlantic thrifts at 63.82 percent. The Bank's 3.12 percent share of cash and investments was much lower than the comparable group at 15.06 percent, all thrifts at 13.34 percent and Mid-Atlantic thrifts at 14.39 percent; but Polonia's 23.36 percent ratio of mortgage-backed securities to total assets was significantly higher than the comparable group at 10.93 percent, all thrifts at 9.50 percent and Mid-Atlantic thrifts at 15.42 percent, although quite similar to Pennsylvania thrifts at 22.10 percent. Although the Bank's combined share of cash and investments and mortgage-backed securities is generally in line with comparable group, national and regional averages, its much larger share of lower yielding residential mortgage loans is a significant basis for its lower yield on interest-earning assets.

Financial Condition (cont.)

Polonia had no intangible assets compared to 0.62 percent for the comparable group and a higher 0.82 percent for all thrifts and 1.55 percent for Mid-Atlantic thrifts. The Bank had repossessed assets at June 30, 2006, and at the close of its four most recent calendar years. At December 31, 2005, 2004, 2003 and 2002, repossessed assets represented 0.25 percent, 0.39 percent, 0.39 percent and 0.54 percent, respectively, of Polonia's total assets. At June 30, 2006, the comparable group had a 0.02 percent ratio of repossessed assets to total assets, while all thrifts and Mid-Atlantic thrifts had ratios of 0.12 percent and 0.04 percent, respectively.

The financial condition of Polonia is strengthened by its lower 0.15 percent ratio of nonperforming assets to total assets at June 30, 2006, compared to a higher 0.55 percent ratio for the comparable group, a higher 0.62 percent for all thrifts and a similar 0.23 percent for Mid-Atlantic thrifts. It should be recognized that the Bank's ratio of nonperforming assets to total assets averaged a higher 0.62 percent for its four most recent calendar years, with a decreasing trend.

The Bank had a low 2.87 percent ratio of high risk real estate loans to assets compared to 23.33 percent for the comparable group, 25.41 percent for all thrifts and 21.56 percent for Mid-Atlantic thrifts. The regulatory definition of high risk real estate loans is all mortgage loans other than those secured by one- to four-family residential properties. As previously discussed, 91.46 percent of Polonia's total loans at June 30, 2006, were secured by one- to four-family residential properties.

At June 30, 2006, Polonia had $649,000 of allowance for loan losses, which represented 0.40 percent of assets and 0.63 percent of total loans. Those ratios are lower than the comparable group, which indicated allowances equal to 0.78 percent of assets and 1.13 percent of total loans. More significant, however, is an institution's ratio of allowance for loan losses to nonperforming assets, since a considerable portion of nonperforming assets might eventually be charged off. Polonia's $649,000 of allowance for loan losses, represented a higher 261.69 percent of nonperforming assets at June 30, 2006, compared to the comparable group's 161.15

Financial Condition (cont.)

percent. All thrifts and Mid-Atlantic thrifts had ratios of 209.76 percent and 292.45 percent, respectively. Polonia's ratio of net charge-offs to average total loans was 0.04 percent for the twelve months ended June 30, 2006, compared to ratios of 0.33 percent for the comparable group, 0.13 percent for all thrifts and 0.07 percent for Mid-Atlantic thrifts.

Historically and in recent periods, Polonia has experienced moderate levels of interest rate risk, as reflected by the exposure of its net portfolio value to negative changes under conditions of rising interest rates. Such interest rate risk levels are related in part to the Bank's absence of adjustable-rate loans and decreasing share of cash and shorter term investments.

Overall, with particular consideration to the Bank's equity ratio, asset quality, reserves, coverage, interest rate risk and shares of loans and deposits relative to the comparable group, we believe that no adjustment is warranted for Polonia's current financial condition.

ASSET, LOAN, DEPOSIT AND EARNINGS GROWTH

During its most recent four calendar years, Polonia has been characterized by considerably lower rates of growth in assets and deposits and a similar rate of loan growth relative to the comparable group. Further compared to national and regional averages, the Bank is even more significantly lower in all three balance sheet categories The Bank's average annual asset growth rate from 2001 to 2005 was a negative (2.30) percent, compared to a positive 5.5 percent average annual growth rate for the comparable group, 10.9 percent for all thrifts and 12.2 percent for Mid-Atlantic thrifts. Polonia's lower asset growth rate is reflective primarily of its deposit shrinkage and lower balance of borrowings during that five year period. The Bank's loan portfolio indicates an average annual increase of 4.7 percent from 2001 to 2005, compared to a similar average growth rate of 4.6 percent for the comparable group, but much higher growth rates of 11.4 percent for all thrifts and 12.1 percent for Mid-Atlantic thrifts.

Asset, Loan, Deposit and Earnings Growth (cont.)

Polonia's deposits indicate an average annual decrease of (0.9) percent from 2001 to 2005, representing a dollar decrease of $12.8 million during those five years, with an additional decrease of $1.4 million or (1.0) percent during the first quarter of 2006. Annual deposit changes ranged from a moderate increase of 6.7 percent in 2005 to a decrease of (4.8) percent in 2004, compared to five year average growth rates of 5.8 percent for the comparable group, 11.4 percent for all thrifts and 10.8 percent for Mid-Atlantic thrifts. Concurrent with its deposit shrinkage, Polonia also experienced a similar $11.5 million decrease in borrowed funds from 2001 to 2005. Such decrease in borrowings and deposit runoff were the combined basis for the Bank's $24.8 million decrease in assets during those five years. At June 30, 2006, Polonia's 6.7 percent ratio of borrowed funds to assets was lower than the comparable group at 17.6 percent.

The Bank's ability to increase its asset base and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and savings products, to maintain a high quality of service to its customers, to increase its market share and to increase its loan origination activity. Philadelphia County, the location of four of Polonia's five offices, experienced a declining trend in population and households between 1990 and 2000 and between 2000 and 2005, compared to modest state increases and moderate national increases during those periods. A minimal increase in population and a small decrease in households are projected through 2010. In both 2000 and 2005, Philadelphia County also indicated markedly lower per capita income and median household income relative to Pennsylvania and the United States. In 1990 and 2000, housing values in Philadelphia County market area were also significantly lower than in Pennsylvania and the United States.

The Bank's historical dependence on Philadelphia County, the location of four of its five offices and the source of approximately 88 percent of its deposits, could result in lower asset growth in the future as a result of its competitive operating environment, recognizing the limited growth in population and households projected for the future in the primary market area. It

Asset, Loan, Deposit and Earnings Growth (cont.)

should be noted that the Bank's deposit market shares at June 30, 2005, were 0.33 percent in Philadelphia County and 0.09 percent in Montgomery County.

The strategies indicated in Polonia's business plan include the opening of two de novo branches during the next three years, to be located in Montgomery and/or Bucks Counties, which have more favorable demographics than Philadelphia County. Overall, the Bank's short to medium term focus is on growth and product diversification at the expense of improved operating performance. Although assets, loans and deposits are projected to experience growth of between 15 percent and 20 percent in each of the three years following conversion, Polonia's net interest margin and ROAA are projected to increase very modestly to ratios remaining lower than the comparable group. Additionally, noninterest income is projected to remain lower and noninterest expense is projected to remain higher than the comparable group through the first quarter of 2010, with the Bank's corresponding efficiency ratio being less favorable than comparable group, regional and national averages during that period.

Execution of an aggressive growth strategy, although well considered, beginning from Polonia's current financial condition and earnings performance positions entails risk that is recognized and calculated by the Bank. Such a strategy can be inhibited by both internal and external factors, including management, staffing, branch site selection, interest rate trends, changing demographics and overall economic conditions. At best, however, even robust growth in the absence of concurrent earnings performance improvement during the three year horizon being considered does not, in our opinion, significantly enhance current value. Although such growth might eventually contribute to improved performance beyond that horizon, to recognize and apply such improvement to current value, considering the time issue and the associated risk, would be speculative in the context of Polonia's historical and current condition and operations

Based on the foregoing factors, we have concluded that a small downward adjustment to the Bank's pro forma value is warranted.

DIVIDEND PAYMENTS

The Corporation has not committed to pay dividends following the completion of its minority stock offering. As indicated in the offering prospectus, based on its earnings performance in 2004 and 2005 and for the twelve months ended June 30, 2006, and recognizing its anticipated tangible capital ratio following conversion, Polonia Bank will likely not be permitted by OTS to pay dividends to Polonia Bancorp for at least one year following the completion of its MHC offering. Further, considering the substantial portion of net conversion proceeds that will initially be contributed to the Bank by the Corporation, following the funding of the ESOP loan by the Corporation, it is probable that the Corporation will not have sufficient funds to pay cash dividends to shareholders prior to its receipt of dividends from its subsidiary. Any payment of cash dividends by the Corporation in future years will continue to be dependent upon such factors as earnings performance, capital position, growth, and regulatory limitations.

Each of the ten institutions in the comparable group pays cash dividends for an average dividend yield of 2.31 percent and a payout ratio of 60.12 percent. It should be noted that one of the comparable group institutions, First Bancshares, Inc., paid cash dividends notwithstanding net losses, resulting in a payout that is not meaningful.

The Corporation's anticipated nonpayment of cash dividends in the medium term is a function of both financial ability and regulatory constraint, rather than discretion on the part of management and the board of directors. Consequently, in our opinion, a small downward adjustment to the pro forma market value of the Corporation is warranted at this time related to dividend payments relative to the comparable group.

SUBSCRIPTION INTEREST

In 2005, investors' interest in new issues was limited and subscription levels were consistently low to moderate, although a few issues received stronger response from the

62

marketplace. New issues also attracted less interest from investors in 2005 and to date in 2006, and aftermarket price increases have been lower than in previous years. Overall, the recent and current reaction of IPO investors appears generally related to a number of analytical factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions, aftermarket price trends and the anticipation of continuing merger/acquisition activity in the thrift industry. Although the number of recent offerings has been small relative to the 1990s, there appears to be only moderate demand for new financial institution issues. Even some issues attracting greater interest have experienced smaller than expected price increases and, in some cases, price decreases in the aftermarket.

The Corporation will direct its offering to depositors of the Bank and, if there is a community offering, to the general public with a preference to residents of Montgomery and Philadelphia Counties, Pennsylvania. The board of directors and officers anticipate purchasing approximately $1,600,000 of the conversion stock or 160,000 shares, which represents 14.1 percent of the stock offered to the public based on the appraised midpoint valuation.

The Corporation has engaged the services of Sandler O'Neill & Partners ("Sandler O'Neill)") to assist in the marketing and sale of the conversion stock.

Based on the characteristics of Polonia relative to the size of the offering, recent market movement and current market conditions, local market interest, the terms of the offering and recent subscription levels for initial offerings, we believe that a small downward adjustment is warranted for the Corporation's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation's total public offering is considerably smaller in size relative to the average market value of the comparable group and Mid-Atlantic thrifts. The comparable group has an average market value of $38.2 million for the stock outstanding compared to a midpoint public offering of $9.9 million for the Corporation. Of the ten institutions in the comparable group, all are traded on NASDAQ, indicating an average daily trading volume of 1,330 shares during the last four quarters. With 990,000 shares to be outstanding at the midpoint of the offering range, the Corporation will have many fewer shares outstanding than the comparable group with an average of 1.8 million shares.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly-traded mutual holding companies, we have concluded that a downward adjustment to the Corporation's pro forma market value is warranted relative to the anticipated liquidity of its stock.

MANAGEMENT

As previously discussed, Polonia's senior management team includes its president and chief executive officer, Anthony J. Szuszczewicz; its chief financial officer and treasurer, Paul D. Rutkowski; and its senior vice president, Kenneth J. Maliszewski.

Although net interest margin, overhead expenses, efficiency ratio and earnings have historically been less favorable than the comparable group and industry averages, over the past several years, the management of Polonia has been successful in significantly increasing the Bank's loan portfolio and reducing investments, resulting in a loans to assets ratio generally in line with comparable group and industry averages. Historically, the Bank's ratio of interest-earning assets to total assets has also in line with or higher than the comparable group and industry averages. Polonia has historically maintained a higher ratio of deposits to assets and a lower ratio of borrowed funds to assets

64

relative to the comparable group and industry averages; and its cost of interest-bearing liabilities has been lower than comparable group and industry averages.

Nonperforming assets are currently lower than industry averages and have indicated improvement since 2004. At June 30, 2006, the Bank was absent repossessed assets, which indicate a consistent annual decrease since 2002.

Overall, although the Bank experienced operating losses in two of its most recent five fiscal years and demonstrated no meaningful asset growth in recent years, we believe the Bank is managed in a manner and at a professional level generally commensurate with the comparable group institutions; and we recognize that management has prepared a business plan and a use of conversion proceeds that are intended to improve the condition and performance of Polonia in future years.

It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's dependence on interest rate trends, recent volatility in the stock market and reduced interest in conversion offerings. Increased merger/acquisition activity, as well as the presence of new competitors in the financial institution industry, such as de novo institutions, investment firms, insurance companies and mortgage companies, have resulted in increased pressure on an individual institution's ability to attract retail deposits at normal rates rather than premium rates and to deploy new funds in a timely and profitable manner.

Marketing of the Issue (cont.)

Although we believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in some public offerings, in our opinion, various characteristics of the Corporation's transaction, as well as recent market trends, cause us to conclude that such a discount is not warranted in the case of this particular offering. Consequently, at this time we have made no adjustment to the Corporation's pro forma market value related to a new issue discount.

VI. VALUATION METHODS

Introduction

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry in the early to mid-1990s. As earnings in the thrift industry stabilized and improved in the late 1990s, more emphasis was placed on the price to earnings method, particularly considering increases in stock prices during those years. During the past two years, however, as rising interest rates have had varying effects on individual institutions, depending on the nature of their operations, the price to book value method has again become pertinent and meaningful in the objective of discerning commonality and comparability among institutions. In determining the pro forma market value of Polonia Bancorp, primary emphasis has been placed on the price to book value method, due to the Bank's net after tax losses in 2005 and for the twelve months ended June 30, 2006, as well as its core after tax losses in 2005 and nominal positive core earnings for the twelve months ended June 30, 2006. Additional analytical and correlative attention has been given to the price to earnings method.

As primarily a correlative indicator, the price to net assets method has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the subject institution are different.

In addition to the pro forma market value, we have defined a fully converted valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value".

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Valuation Methods (cont.)

In applying each of the valuation methods, consideration was given to the adjustments to the Bank's pro forma market value discussed in Section V. Downward adjustments were made for earnings performance, market area, asset, loan and deposit growth, dividend payments, subscription interest and the liquidity of the stock. No adjustments were made for the Bank's financial condition, marketing of the issue and management.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, including Polonia, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution's performance or general economic conditions are experiencing volatile or uncustomary trends related to internal or external factors, and serves as a complementary and correlative analysis to the price to earnings and price to assets approaches.

It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value on a fully converting institution. In the case of a minority offering such as Polonia, however, the application of the prescribed formulary computation to a sale of less than all the shares based on the full valuation of the institution might return a value in excess of the book value of the institution. In most instances, nevertheless, such a value remains below current comparable market values.

Price to Book Value Method (cont.)

Exhibit 50 shows the average and median price to book value ratios for the comparable group which were 117.50 percent and 107.06 percent, respectively. The full comparable group indicated a moderately wide range, from a low of 96.12 percent (First Bancshares, Inc.) to a high of 175.78 percent (Elmira Savings Bank). The comparable group had moderately higher average and median price to tangible book value ratios of 124.64 percent and 116.46 percent, respectively, with the range of 97.44 percent to a higher 178.10 percent. Excluding the low and the high in the group, the comparable group's price to book value range narrowed modestly from a low of 97.95 percent to a high of 142.90; and the comparable group's price to tangible book value range also narrowed modestly from a low of 99.63 percent to a high of 153.64 percent.

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a pro forma price to book value ratio of 70.49 percent and a price to tangible book value ratio of 68.60 percent at the midpoint. The price to book value ratio increases from 65.92 percent at the minimum to 76.74 percent at the maximum, as adjusted, while the price to tangible book value ratio increases from 63.98 percent at the minimum to 75.03 percent at the maximum, as adjusted.

The Corporation's pro forma price to book value and price to tangible book value ratios of 70.49 percent and 68.60 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 49, are influenced by the Bank's capitalization, local market and percentage of public ownership, as well as subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation's fully converted ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 17.18 percent compared to 9.35 percent for the comparable group. Based on the price to book value ratio and the Bank's total equity of $11,358,000 at June 30, 2006, the indicated pro forma market value of the Bank using this approach is $22,147,406 at the midpoint (reference Exhibit 49).

PRICE TO EARNINGS METHOD

The foundation of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3 and previously discussed, Polonia's after tax net loss for the twelve months ended June 30, 2006, was $(916,000), and the Bank's core earnings for that period was a nominal $90,000, based on the adjustments shown in Exhibit 7. Additionally, Polonia indicated a net loss of $(651,000) for the year ended December 31, 2005, following positive net earnings of $330,000 and $530,000 for the years ended December 31, 2004 and 2003, respectively, and a net loss of $(497,000) for the year ended December 31, 2002. Considering such earnings bases and trends, we have concluded that neither the price to net earnings method nor the price to core earnings method is meaningful, although we have presented a derivative pro forma price to core earnings multiple for Polonia based on the pro forma value of the Bank as determined by the price to book value method.

The average price to core earnings multiple for the comparable group was 33.14, while the median was 24.18. The average price to net earnings multiple was a lower 24.64 and the median multiple was 21.95. The comparable group's price to core earnings multiple was higher than the 23.73 average multiple for all publicly-traded, FDIC-insured thrifts, and higher than their median of 16.95. The range in the price to core earnings multiple for the comparable group was from a low of 15.98 (Home City Financial Corp.) to a high of 114.36 (Park Bancorp). The range in the price to core earnings multiple for the comparable group, excluding the high and low values, was from a low multiple of 16.72 to a high of 32.91 times earnings for seven of the ten institutions in the group, indicating a modest narrowing at the lower end of the range and a significant narrowing at the upper end. It should be noted that one of the comparable group institutions, First Bancshares, Inc., had negative net and core earnings for its most recent four quarters and consequently indicated a price to net earnings and a price to core earnings that was mathematically not meaningful.

Based on the value determined by the application of the price to book value method, the price to core earnings multiple returned at the midpoint of the valuation range is 31.67 times

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Price to Earnings Method (cont.)

earnings. Considering the net and core earnings positions of Polonia for the twelve months ended June 30, 2006, it is our opinion that the indicated pro forma price to core earnings multiple for the Corporation is a reasonable correlation to the applied pro forma price to book value ratio, indicating a value of $22,916,281 at the midpoint.

PRICE TO ASSETS METHOD

The price to assets method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion.

Exhibit 49 indicates that the average price to assets ratio for the comparable group was 10.76 percent and the median was 10.47 percent. The range in the price to assets ratios for the comparable group varied from a low of 8.08 percent (MFB Corp.) to a high of 14.83 percent (Park Bancorp, Inc.). The range narrows modestly with the elimination of the two extremes in the group to a low of 8.84 percent and a high of 12.67 percent.

Based on the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 11.96 percent at the midpoint, which ranges from a low of 10.42 percent at the minimum to 15.32 percent at the maximum, as adjusted.

Based on the Bank's June 30, 2006, asset base of $160,770,000, the indicated pro forma market value of the Corporation using the price to assets method is $21,838,648 at the midpoint (reference Exhibit 49).

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VALUATION CONCLUSION

Exhibit 55 provides a summary of the valuation premium or discount relative to the comparable group at each of the valuation ranges using the price to book value and price to assets approaches. At the midpoint value, the price to book value ratio of 70.49 percent for the Corporation represents a discount of 40.01 percent relative to the comparable group and decreases to a discount of 34.69 percent at the super maximum. The price to assets ratio at the midpoint represents a premium of 11.14 percent, increasing to a premium of 42.40 percent at the maximum, as adjusted.

It is our opinion that as of August 29, 2006, the fully converted pro forma market value of the Corporation, was $22,000,000 at the midpoint, representing 2,200,000 shares at $10.00 per share. The fully converted pro forma valuation range of the Corporation is from a minimum of $18,700,000 or 1,870,000 shares at $10.00 per share to a maximum of $25,300,000 or 2,530,000 shares at $10.00 per share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The maximum, as adjusted, defined as 15 percent above the maximum of the range, is $29,095,000 or 2,909,500 shares at $10.00 per share.

Our valuation assumptions, process and conclusions recognize that the minority public offering contemplates the sale of 45.0 percent of the outstanding shares, representing offerings of $9,900,000 or 990,000 shares at the midpoint, $8,415,000 or 841,500 shares at the minimum, $11,385,000 or 1,138,500 shares at the maximum and $13,092,750 or 1,309,275 shares at the maximum, as adjusted.

The fully converted pro forma appraised value of Polonia Bancorp as of August 29, 2006 was $22,000,000 at the midpoint.

EXHIBITS

NUMERICAL

EXHIBITS

POLONIA BANK
Huntingdon Valley, Pennsylvania

Statement of Financial Condition
June 30, 2006

	June 30, 2006
ASSETS	
Cash and due from banks	$ 862,735
Interest-bearing deposits with other institutions	2,324,805
Cash and cash equivalents	3,187,540
Investment securities available-for-sale	39,379,650
Loans receivable (net of allowance for loan losses)	104,177,888
Accrued interest receivable	619,242
Federal Home Loan Bank stock	1,080,800
Premises and equipment, net	5,463,890
Bank-owned life insurance	3,902,339
Other assets	2,958,200
Total assets	$ 160,769,549
LIABILITIES	
Deposits	$ 135,819,866
Short-term borrowings	3,500,000
Other borrowings	7,292,963
Advances by borrowers for taxes and insurance	1,085,006
Accrued interest payable	28,008
Other liabilities	1,685,442
Total liabilities	149,411,285
RETAINED EARNINGS	
Retained earnings - substantially restricted	12,220,662
Accumulated other comprehensive income (loss)	(862,398)
Total retained earnings	11,358,264
Total liabilities and retained earnings	$ 160,769,549

Source: Polonia Bank's Unaudited Financial Statements.

POLONIA BANK
Huntingdon Valley, Pennsylvania

Statements of Financial Condition
December 31, 2004 and 2005

	December 31,	
	2005	2004
ASSETS		
Cash and due from banks	$ 963,727	$ 1,253,639
Interest-bearing deposits with other institutions	2,802,721	645,024
Cash and cash equivalents	3,766,448	1,898,663
Investment securities available-for-sale	58,308,114	61,340,784
Loans receivable (net of allowance for loan losses		
(of $650,943 and $691,512)	96,904,997	96,455,902
Accrued interest receivable	699,986	816,229
Federal Home Loan Bank stock	1,609,800	1,875,900
Premises and equipment, net	5,650,173	5,802,219
Bank-owned life insurance	3,816,671	3,738,738
Other assets	2,823,536	3,652,647
Total assets	$ 173,579,725	$ 175,581,082
LIABILITIES		
Deposits	$ 142,007,175	$ 132,887,115
Short-term borrowings	3,500,000	--
Other borrowings	13,409,158	26,585,709
Advances by borrowers for taxes and insurance	963,893	1,049,891
Accrued interest payable	50,053	142,977
Other liabilities	1,621,229	1,853,983
Total liabilities	161,551,508	162,519,675
RETAINED EARNINGS		
Retained earnings - substantially restricted	12,296,839	12,947,440
Accumulated other comprehensive income (loss)	(268,622)	23,967
Total retained earnings	12,028,217	12,971,407
Total liabilities and retained earnings	$ 173,579,725	$ 175,491,082

Source: Polonia Bank's Audited Financial Statements.

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POLONIA BANK
Huntingdon Valley, Pennsylvania

Consolidated Statements of Income
For the Six Months Ended June 30, 2005 and 2006

	Six Months Ended June 30,	
	2006	2005
Interest and Dividend Income		
Loans receivable	$ 2,866,289	$ 2,823,799
Investment securities	1,278,359	1,189,039
Other dividend income	38,819	40,514
Total interest and dividend income	4,183,467	4,053,352
Interest expense:		
Deposits	1,683,491	1,065,649
Short-term borrowings	49,859	3,144
Other borrowings	203,383	586,791
Interest expense on escrow	9,619	8,484
Total interest expense	1,946,352	1,664,068
Net interest income	2,237,115	2,389,284
Provision for loan losses	--	--
Net interest income after provision for loan losses	2,237,115	2,389,284
Noninterest income		
Service fees on deposit accounts	68,367	79,283
Earnings on bank-owned life insurance	85,668	22,200
Investment securities losses, net	(167,697)	(4,141)
Rental income	161,231	156,116
Other	144,858	127,226
Total noninterest income	292,427	380,684
Noninterest expense		
Compensation and employee benefits	1,396,301	1,391,068
Occupancy and equipment	433,277	404,490
Federal deposit insurance premiums	67,694	69,497
Data processing expense	119,476	107,514
Professional fees	108,050	102,241
Other	485,281	446,225
Total noninterest expense	2,610,079	2,521,035
Income (loss) before income tax expense (benefit)	(80,537)	248,933
Income tax expense (benefit)	(4,360)	59,446
Net income	$ (76,177)	$ 189,487

Source: Polonia Bank's Unaudited Financial Statements

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POLONIA BANK
Huntingdon Valley, Pennsylvania

Consolidated Statements of Income
For the Years Ended December 31, 2004 and 2005

| | Years Ended December 31, | |
	2005	2004
Interest and Dividend Income		
Loans receivable	$ 5,569,147	$ 5,744,051
Investment securities	2,584,551	2,436,922
Other dividend income	75,640	49,985
Total interest and dividend income	8,229,338	8,230,958
Interest expense:		
Deposits	2,339,862	2,129,853
Short-term borrowings	79,165	19,825
Other borrowings	1,061,122	1,236,600
Total interest expense	3,480,149	3,386,278
Net interest income	4,749,189	4,844,680
Provision for loan losses	--	--
Net interest income after provision for loan losses	4,749,189	4,844,680
Noninterest income		
Service fees on deposit accounts	169,849	151,592
Earnings on bank-owned life insurance	77,933	164,732
Investment securities losses, net	(842,208)	(76,021)
Rental income	313,997	299,698
Other	227,030	208,344
Total noninterest income	(53,399)	748,345
Noninterest expense		
Compensation and employee benefits	2,817,544	2,712,761
Occupancy and equipment	880,305	870,073
Federal deposit insurance premiums	136,701	141,443
Data processing expense	237,363	205,193
Professional fees	201,780	190,911
Other	1,212,855	947,466
Total noninterest expense	5,486,548	5,067,847
Income (loss) before income tax expense (benefit)	(790,758)	525,178
Income tax expense (benefit)	(140,157)	195,639
Net income	$ (650,601)	$ 329,539

Source: Polonia Bank's Audited Financial Statements

Selected Financial Information
At June 30, 2006 and At December 31, 2,003, 2004 and 2005

	June 30, 2006	At December 31,		
		2005	2004	2003
		(In thousands)		
Financial Condition Data:				
Total assets	$ 160,770	$ 173,580	$ 175,491	185,933
Securities available-for-sale	39,380	58,308	61,341	68,053
Loans receivable, net	104,178	96,905	96,456	98,331
Cash and cash equivalents	3,188	3,766	1,899	4,081
Deposits	135,820	142,007	132,887	138,643
Short term borrowings	3,500	3,500	--	2,500
Other borrowings	7,293	13,409	26,586	28,690
Total retained earnings	11,358	12,028	12,971	12,989

Source: Polonia Bancorp's Prospectus

77

Income and Expense Trends
For the Six Months Ended June 30, 2005 and 2006, and
For the Years Ended December 31, 2003, 2004 and 2005

	For the Six Months Ended June 30,		For the Year Ended December 31,		
	2006	2005	2005	2004	2003
			(In thousands)		
Operating Data:					
Interest income	$ 4,183	$ 4,053	$ 8,229	$ 8,231	$ 8,983
Interest expense	1,946	1,664	3,480	3,386	4,394
Net interest income	2,237	2,389	4,749	4,845	4,589
Provision for loan losses	--	--	--	--	--
Net interest income after provision for loan losses	2,237	2,389	4,749	4,845	4,589
Noninterest income	293	380	(53)	748	1,274
Noninterest expenses	2,610	2,521	5,487	5,068	5,233
Income before income taxes	(80)	248	(791)	525	630
Provision for income taxes	(4)	59	(140)	196	178
Net income	$ (76)	$ 189	$ (651)	$ 329	$ 452

Source: Polonia Bancorp's Prospectus

Normalized Earnings Trends
Twelve Months Ended June 30, 2006

	Twelve Months Ended June 30, 2006 (In thousands)
Net income (loss) before taxes	$ (1,120)
Provision adjustments	- 0 -
Expense adjustments (prepayment penalty)	251
Income adjustments Gains	1,006
Normalized earnings (loss) before taxes	137
Taxes	47
Normalized earnings (loss) after taxes	$ 90

Source: Polonia Bank's audited and unaudited financial statements.

Performance Indicators
At of For the Six Months Ended June 30, 2005 and 2006 and
At or for the Years Ended December 31, 2003, 2004 and 2005

	Six Months Ended June 30,		Years Ended December 31,		
	2006	2005	2005	2004	2003
Performance Ratios:[1]					
Return on average assets	(0.09)%	0.22%	(0.38)%	0.18%	0.24%
Return on average equity	(1.26)%	2.86%	(4.98)%	2.49%	3.35%
Interest rate spread [2]	2.85%	2.98%	2.93%	2.89%	2.61%
Net interest margin [3]	2.93%	3.01%	2.99%	2.94%	2.66%
Noninterest expense to average assets	3.12%	2.90%	3.17%	2.81%	2.70%
Efficiency ratio [4]	96.77%	90.91%	99.08%	89.40%	92.65%
Average interest-earning assets to average interest-bearing liabilities	103.06%	102.38%	102.84%	102.27%	101.84%
Average equity to average assets	7.23%	7.59%	7.56%	7.32%	7.20%
Capital Ratios:					
Tangible capital			7.04%	7.29%	6.69%
Core capital			7.04%	7.29%	6.69%
Risk-based capital			16.38%	15.90%	15.01%
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	0.62%	0.73%	0.67%	0.71%	0.74%
Allowance for loan losses as a percent of nonperforming loans	296.35%	219.23%	229.23%	188.04%	157.08%
Net charge-offs to average outstanding loans during the period	--	--	(0.04)%	(0.05)%	0.01%
Nonperforming loans as a percent of total loans	0.21%	0.35%	0.29%	0.38%	0.47%

[1]	These ratios are annualized for the six months ended June 30, 2006 and 2005.
[2]	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
[3]	Represents net interest income as a percent of average interest-earning assets.
[4]	Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding gains or losses on sale of securities.

Source: Polonia Bancorp's Prospectus

Volume/Rate Analysis
For the Six Months Ended June 30, 2006 and
For the Year Ended December 31, 2005

	Six Months Ended June 30, 2006 vs 2005 Increase (Decrease) Due to			Years ended December 31 2005 vs 2004 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)			(Dollars in thousands)		
Interest and dividend income:						
Loans receivable	$ 105	$ (63)	$ 42	$ (28)	$ (79)	$ (107)
Investment securities and other	(100)	157	57	(152)	312	160
Other	(5)	36	31	(8)	29	21
Total interest-earning assets	$ 0	$ 130	$ 130	$ (188)	$ 262	$ 74
Interest expense:						
Interest-bearing demand	$ (5)	$ --	$ (5)	$ --	$ --	$ --
Money market deposits	--	--	--	--	--	--
Savings accounts	(15)	2	(13)	(25)	(46)	(71)
Certificates of deposit	210	425	635	32	249	281
FHLB advances - short term	4	43	47	16	43	59
FHLB advances - long term	(294)	(90)	(384)			
Advances by borrowers for				(235)	61	(174)
taxes and insurance	2	--	2			
Total interest-bearing liabilities	(99)	381	282	(212)	307	95
Net change in interest income	$ (99)	$ (251)	$ (152)	$ 24	$ (45)	$ (21)

Source: Polonia Bancorp's Prospectus

Yield and Cost Trends
At June 30, 2006 and
For the Six Months Ended June 30, 2005 and 2006 and
For the Years Ended December 31, 2004 and 2005

	At June 30, 2006	Six Months Ended June 30,		Years Ended December 31,	
	2006	2006	2005	2005	2004
	Yield/ Rate	Yield/ Rate	Yield/ Rate	Yield/ Rate	Yield/ Rate
Assets:					
Interest-earning assets:					
Loans	5.65%	5.85%	5.99%	5.83%	6.01%
Investment securities	5.03%	4.83%	3.98%	4.31%	3.76%
Other interest-earning assets	5.16%	5.11%	2.79%	2.77%	1.46%
Total interest-earning assets	5.48%	5.47%	5.14%	5.19%	4.99%
Liabilities and equity:					
Interest-bearing liabilities:					
Interest-bearing demand deposits	0.50%	0.54%	0.54%	0.54%	0.40%
Money market deposits	0.75%	0.68%	0.65%	0.82%	0.73%
Savings accounts	0.80%	0.79%	0.78%	0.78%	0.82%
Time deposits	4.12%	3.91%	2.70%	2.83%	2.45%
Total interest-bearing deposits	2.59%	1.24%	0.84%	1.80%	1.60%
FHLB advances - Short term	5.30%	4.32%	0.45%	4.51%	1.78%
FHLB advances - Long term	3.66%	3.75%	4.56%	4.72%	4.51%
Advances by borrowers for taxes and insurance	2.00%	2.19%	2.31%	2.13%	2.27%
Total interest-bearing liaiblities	2.71%	2.62%	2.16%	2.26%	2.10%
Interest rate spread	2.77%	2.85%	2.98%	2.93%	2.89%
Net interest margin	2.90%	2.93%	3.03%	2.99%	2.94%
Average interest-earning assets to average interest-bearing liabilities	103.76%	103.06%	102.38%	102.84%	102.27%

Net Portfolio Value (NPV)
At June 30, 2006

Change in Interest Rates (Basis Points)	Net Portfolio Value			NPV as % of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change[1]
	(Dollars in thousands)				
300	$ 6,765	$ (11,965)	(64.00)%	4.40%	(678)
200	10,585	(8,145)	(43.00)%	6.69%	(449)
100	14,619	(4,111)	(22.00)%	8.98%	(220)
--	18,730	--	--	11.18%	--
(100)	22,407	3,676	20.00%	13.03%	186
(200)	24,020	5,290	28.00%	13.78%	260

[1] Expressed in basis points.

Source: Polonia Bancorp's Prospectus

83

Loan Portfolio Composition
At June 30, 2006 and
At December 31, 2004 and 2005

| | At June 30, | | At December 31, | | | |
| | 2006 | | 2005 | | 2004 | |
	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in thousands)			
Real estate - loans:						
One- to four-family	$ 95,997	91.46%	$ 88,873	90.96%	$ 87,653	89.99%
Multi-family and commercial						
real estate	3,429	3.27%	3,563	3.65%	3,611	3.71%
Home equity loans	3,064	2.92%	2,558	2.61%	2,705	2.78%
Total real estate loans	102,490	97.65%	94,994	97.22%	93,969	96.48%
Consumer:						
Education	2,428	2.31%	2,679	2.74%	3,117	3.19%
Loans on savings accounts	37	0.04%	38	0.04%	154	0.16%
Other	--	0.00%	2	0.00%	162	0.17%
Total consumer loans	2,465	2.35%	2,719	2.78%	3,433	3.52%
Total loans	104,955	100.0%	97,713	100.0%	97,402	100.0%
Discount on loans purchased	128		157		254	
Allowance for losses	649		651		692	
Loans, net	$ 104,178		$ 96,905		$ 96,456	

Source: Polonia Bancorp's Prospectus

Loan Maturity Schedule
At June 30, 2006

	One- to Four-Family Real Estate Loans	Multi-Family and Commercial Real Estate Loans	Home Equity Loans	Consumer Loans	Total Loans
			(In thousands)		
Amounts due in:					
One year or less	$ 1,964	$ 259	$ 43	$ 998	$ 3,264
More than one to five years	780	562	230	588	2,160
More than five years	93,253	2,608	2,791	879	99,531
Total	$ 95,997	$ 3,429	$ 3,064	$ 2,465	$ 104,955

Due after June 30, 2007

	Fixed Rates	Total
	(In Thousands)	
Real estate loans:		
One- to four-family	$ 94,033	$ 94,033
Multi-family and commercial real estate	3,170	3,170
Home equity loans	3,021	3,021
Consumer loans	1,467	1,467
Total	$ 101,691	$ 101,691

Source: Polonia Bancorp's Prospectus

85

EXHIBIT 14

Loan Originations and Purchases
For the Six Months Ended June 30, 2006 and 2005, and
For the Years Ended December 31, 2004 and 2005

	Six Months Ended June 30,		Years Ended December 31,	
	2006	2005	2005	2004
	(In thousands)			
Total loans at beginning of period	$ 97,713	$ 97,402	$ 97,402	$ 99,325
Loans originated:				
Real estate loans:				
One- to four-family	11,578	2,668	13,346	13,759
Multi-family and commercial real estate	--	338	338	--
Home equity loans	890	453	878	583
Consumer	259	360	691	945
Total loans originated	12,727	3,819	15,253	15,287
Loans purchased	85	1,308	1,778	7,085
Deduct:				
Real estate loan principal repayments	(5,570)	(7,706)	(16,720)	(24,295)
Net loan activity	7,242	(2,579)	311	(1,923)
Total loans at end of period	$ 104,955	$ 94,823	$ 97,713	$ 97,402

Source: Polonia Bancorp's Prospectus

Delinquent Loans
At June 30, 2006 and
At December 31, 2004 and 2005
(In Thousands)

| | At June 30, | | At December 31, | | | |
| | 2006 | | 2005 | | 2004 | |
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
Real estate loans:						
One- to four-family	$ 78	$ --	$ 92	$ --	$ 171	$ --
Multi-family and commercial real estate	--	--	--	--	--	--
Home equity loans	--	--	--	--	--	--
Consumer loans	12	21	47	48	31	45
Total loans	$ 90	$ 21	$ 139	$ 48	$ 202	$ 45

Source: Polonia Bancorp's Prospectus

Nonperforming Assets
At June 30, 2006 and at December 31, 2004 and 2005

	At June 30,	At December 31,	
	2006	2005	2004
		(Dollars in thousands)	
Nonaccrual loans:			
Real estate - mortgage			
One- to four-family	$ 181	$ 234	$ 309
Multi-family and commercial real estate	--	--	--
Home equity loans	--	12	16
Consumer	38	38	43
Total	219	284	368
Real estate owned	29	428	680
Other nonperforming assets	--	--	--
Total nonperforming assets	248	712	1,048
Total nonperforming loans to total loans	0.21%	0.29%	0.38%
Total nonperforming loans to total assets	0.14%	0.17%	0.21%
Total nonperforming assets and troubled debt restructurings to total assets	0.15%	0.41%	0.60%

Source: Polonia Bancorp's Prospectus

88

Classified Assets
At June 30, 2006 and at December 31, 2004 and 2005

	At June 30, 2006	At December 31,	
		2005	2004
		(In thousands)	
Special mention assets	$ --	$ --	$ --
Substandard assets	248	777	1,121
Doubtful assets	--	--	--
Loss assets	--	--	--
Total classified assets	$ 248	$ 777	$ 1,121

Source: Polonia Bancorp's Prospectus

89

Allowance for Loan Losses
For the Six Months Ended June 30, 2005 and 2006 and
For the Years ended December 31, 2004 and 2005

	Six Months Ended June 30,		Year Ended December 31,	
	2006	2005	2005	2004
	(Dollars in thousands)			
Allowance at beginning of period	$ 651	$ 692	$ 692	$ 736
Provision for loan losses	--	--	--	--
Charge-offs:				
One- to four-family	(5)	(22)	(66)	(49)
Multi-family and commercial real estate	--	--	--	--
Home equity loans	--	--	--	--
Consumer loans	--	--	--	--
Total	(5)	(22)	(66)	(49)
Recoveries:				
One- to four-family	3	22	25	5
Multi-family and commercial real estate	--	--	--	--
Home equity loans	--	--	--	--
Consumer loans	--	--	--	--
Total	3	22	25	5
Net charge-offs	(2)	0	(41)	(44)
Allowance at end of period	$ 649	$ 692	$ 651	$ 692
Allowance to nonperforming loans	2.97%	2.19%	2.30%	1.88%
Allowance to total loans outstanding at the end of the period	0.62%	0.73%	0.67%	0.71%
Net charge-offs (recoveries) to average loans outstanding during the period	0.00%	0.00%	(0.04)%	(0.05)%

Source: Prospect Bancorp's Prospectus

Investment Portfolio Composition
At June 30, 2006 and
At December 31, 2004 and 2005

| | At June 30, | | At December 31, | | | |
| | 2006 | | 2005 | | 2004 | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(Dollars in thousands)			
Securities available-for-sale:						
Fannie Mae	$ 23,649	$ 22,900	$ 22,566	$ 22,303	$ 7,491	$ 7,526
Freddie Mac	12,111	11,684	11,941	11,794	3,214	3,252
Ginnie Mae	2,648	2,633	3,059	3,118	4,456	4,586
Other	16	16	18	18	195	196
Total mortgage-backed securities	38,424	37,233	37,584	37,233	15,356	15,560
U.S. government agency securities	1,400	1,324	1,400	1,353	4,396	4,324
Corporate securities	433	427	1,973	1,959	10,575	10,686
Total debt securities	40,257	38,984	40,957	40,545	30,327	30,570
Equity securities	430	396	17,759	17,763	30,978	30,771
Total	$ 40,687	$ 39,380	$ 58,716	$ 58,308	$ 61,305	$ 61,341

Source: Polonia Bancorp's Prospectus

91

Mix of Deposits
At June 30, 2006 and at December 31, 2004 and 2005

	At June 30, 2006		At December 31,					
			2005		2004			
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total		
			(Dollars in thousands)					
Noninterest-bearing demand deposits	$ 4,646	3.42%	$ 4,900	3.45%	$ 2,946	2.22%		
Interest-bearing demand deposits	12,092	8.90%	13,078	9.21%	13,989	10.53%		
Money market	591	0.44%	629	0.44%	486	0.37%		
Savings accounts	46,716	34.39%	47,470	33.43%	51,234	38.55%		
Time deposits	71,775	52.85%	75,930	53.47%	64,232	48.33%		
Total	$ 135,820	100.00%	$ 142,007	100.0%	$ 132,887	100.0%		

Source: Polonia Bancorp's Prospectus

92

Certificates of Deposit By Rate and Maturity
At June 30, 2006

	Less Than One Year	More Than One Year To Two Years	Amount Due More Than Two Years to Three Years	More Than Three Years to Four Years	More Than Four Years	Total	Percent of Total Certificate Accounts
			(In thousands)				
Interest rate:							
1.00% - 2.00%	$ 581	$ 247	$ --	$ --	$ --	$ 828	1.15%
2.01% - 4.00%	22,948	6,104	4,851	406	--	34,309	47.80%
4.01% - 6.00%	13,984	1,802	869	3,455	16,397	36,507	50.86%
6.01% - 8.00%	65	66	--	--	--	131	0.19%
Total	$ 37,578	$ 8,219	$ 5,720	$ 3,861	$ 16,397	$ 71,775	100.00%

Source: Polonia Bancorp's Prospectus

93

Deposit Activity
For the Six Months Ended June 30, 2005 and 2005 and
For the Years Ended December 31, 2004 and 2005

| | Six Months Ended June 30, | | Year Ended December 31, | |
	2006	2005	2005	2004
	(In thousands)			
Beginning balance	$ 142,007	$ 132,887	$ 132,887	$ 139,470
Increase (decrease) before interest credited	(7,870)	(3,353)	6,795	(8,695)
Interest credited	1,683	1,066	2,325	2,112
Net increase (decrease) in deposits	$ (6,187)	$ (2,287)	$ 9,120	$ (6,583)
Ending balance	$ 135,820	$ 130,600	$ 142,007	$ 132,887

Source: Polonia Bancorp's Prospectus

Borrowed Funds Activity
At or For the Six Months Ended June 30, 2005 and 2006, and
At or For the Years Ended December 31, 2004 and 2005

	Six Months Ended June 30,		Year Ended December 31,	
	2006	2005	2005	2004
	(Dollars in thousands)			
Maximum amount of advances outstanding at any month end during the period:				
FHLB advances	$ 17,353	$ 27,228	$ 27,228	$ 31,618
Average advances outstanding during the period:				
FHLB advances	$ 12,593	$ 26,541	$ 24,231	$ 28,505
Weighted average interest rate during the period:				
FHLB advances	2.01%	2.22%	4.70%	4.41%
Balance outstanding at end of period:				
FHLB advances	$ 10,793	$ 26,507	$ 16,909	$ 26,586
Weighted average interest rate at end of period:				
FHLB advances	4.19%	4.47%	3.82%	4.46%

Source: Polonia Bancorp's Prospectus

EXHIBIT 24

OFFICES OF POLONIA BANK
HUNTINGDON VALLEY, PENNSYLVANIA
As of June 30, 2006

Location	Owned or Leased	Date Acquired or Leased	Net Book Value as of June 30, 2006
			(In thousands)
Main Office 3993 Huntingdon Pike Huntingdon Valley, Pennsylvania 19006	Owned	1996	$2,625
Branch Offices 2646 East Allegheny Avenue Philadelphia, Pennsylvania 19134	Owned	1970	$1,487
2133 Spring Garden Street Philadelphia, Pennsylvania 19130	Owned	1979	$352
2628 Orthodox Street Philadelphia, Pennsylvania 19137	Owned	1999	$132
8000 Frankford Avenue Philadelphia, Pennsylvania 19136	Owned	1992	$456

Source: Polonia Bancorp's Prospectus

DIRECTORS AND MANAGEMENT OF THE BANK
At June 30, 2006

Name	Position(s) Held with the Bank	Age	Director Since	Term Expires
Eugene Andruczyk	Director	57	1995	2007
Frank J. Byrne	Director	59	1995	2007
Edward W. Lukiewski	Director	81	1948	2008
Gordon R. Johnston, III	Director	44	2006	2008
Robert J. Woltjen	Director	40	2006	1008
Anthony J. Szuszczewicz	Chairman of the Board, President and Chief Executive Officer, Director	65	1984	2009
Paul D. Rutkowski	Chief Financial Officer and Treasurer	--	--	--
Kenneth J. Maliszewski	Senior Vice President	--	--	--

Source: Polonia Bancorp's Prospectus

EXHIBIT 20

Key Demographic Data and Trends
Bucks, Montgomery and Philadelphia Counties, Pennsylvania and the United States
1990, 2000, 2005 and 2010

	1990	2000	1990-2000 % Change	2005	2000-2005 % Change	2010	2005-2010 % Change
Population							
Bucks County	541,174	597,635	10.4%	622,564	4.2%	646,658	3.9%
Montgomery County	678,111	750,097	10.6%	775,046	3.3%	798,024	3.0%
Philadelphia County	1,585,577	1,517,550	(4.3)%	1,464,645	(3.5)%	1,481,195	1.1%
Pennsylvania	11,881,643	12,281,054	3.4%	12,480,851	1.6%	12,694,512	1.7%
United States	248,709,873	281,421,906	13.2%	298,727,898	6.1%	317,430,845	6.3%
Households							
Bucks County	190,507	218,725	14.8%	232,115	6.1%	243,352	4.8%
Montgomery County	254,995	286,098	12.2%	300,017	4.9%	310,676	3.6%
Philadelphia County	603,075	590,071	(2.2)%	584,809	(0.9)%	579,302	(0.9)%
Pennsylvania	4,492,958	4,777,003	6.3%	4,920,361	3.0%	5,039,492	2.4%
United States	91,993,582	105,480,101	14.7%	112,448,901	6.6%	119,777,029	6.5%
Per Capita Income							
Bucks County	$ 18,292	$ 27,430	50.0%	$ 34,847	27.0%	--	--
Montgomery County	21,990	30,898	40.5%	39,711	28.5%	--	--
Philadelphia County	12,091	16,509	36.5%	20,499	24.2%	--	--
Pennsylvania	14,068	20,880	48.4%	26,295	25.9%	--	--
United States	14,420	21,684	50.4%	26,228	21.0%	--	--
Median Household Income							
Bucks County	$ 43,347	$ 59,727	37.8%	$ 73,522	23.1%	$ 89,443	21.7%
Montgomery County	43,720	60,829	39.1%	75,725	24.5%	97,128	28.3%
Philadelphia County	24,603	30,746	25.0%	36,853	19.9%	44,292	20.2%
Pennsylvania	29,069	40,106	38.0%	48,534	21.0%	58,058	19.6%
United States	28,525	41,343	44.9%	48,534	17.4%	58,384	20.3%

Source: Census Bureau and ESRI

Key Housing Data
Buck, Montgomery and Philadelphia Counties
Pennsylvania and the United States
1990 & 2000

Occupied Housing Units	1990	2000
Bucks County	190,507	218,725
Montgomery County	254,995	286,098
Philadelphia County	603,075	590,071
Pennsylvania	4,495,966	4,777,003
United States	91,947,410	105,480,101

Occupancy Rate		1990	2000
Bucks County			
	Owner-Occupied	75.7%	77.4%
	Renter-Occupied	24.3%	22.6%
Montgomery County			
	Owner-Occupied	72.3%	73.5%
	Renter-Occupied	27.7%	26.5%
Philadelphia County			
	Owner-Occupied	61.9%	59.3%
	Renter-Occupied	38.1%	40.7%
Pennsylvania			
	Owner-Occupied	70.7%	71.3%
	Renter-Occupied	29.3%	28.7%
United States			
	Owner-Occupied	64.2%	66.2%
	Renter-Occupied	35.8%	33.8%

Median Housing Values	1990	2000
Bucks County	$ 139,000	$ 163,200
Montgomery County	142,400	160,700
Philadelphia County	48,400	59,700
Pennsylvania	69,100	97,000
United States	79,098	119,600

Median Rent	1990	2000
Bucks County	$ 604	$ 736
Montgomery County	593	757
Philadelphia County	452	569
Pennsylvania	404	531
United States	374	602

Source: U.S. Census Bureau

Major Sources of Employment by Industry Group
Bucks, Montgomery and Philadelphia Counties,
Pennsylvania and the United States
1990 and 2000

	1990				
Industry Group	Bucks County	Montgomery County	Philadelphia County	Pennsylvania	United States
Agriculture/Mining	1.5%	1.2%	0.6%	2.4%	1.3%
Construction	7.1%	6.1%	4.4%	6.1%	4.8%
Manufacturing	20.7%	20.5%	13.6%	20.0%	19.2%
Transportation/Utilities	5.8%	5.2%	7.5%	6.9%	5.9%
Wholesale/Retail	23.1%	20.4%	19.7%	21.5%	27.5%
Finance, Insurance & Real Estate	7.6%	9.2%	8.2%	6.5%	7.3%
Services	34.2%	37.4%	46.1%	36.6%	34.0%

	2000				
Industry Group	Bucks County	Montgomery County	Philadelphia County	Pennsylvania	United States
Agriculture/Mining	0.5%	0.3%	0.1%	1.3%	1.9%
Construction	7.2%	5.6%	3.9%	6.0%	6.8%
Manufacturing	15.5%	15.0%	8.8%	16.0%	14.1%
Wholesale/Retail	17.9%	15.2%	13.4%	15.7%	15.3%
Transportation/Utilities	3.9%	3.2%	5.9%	5.4%	5.2%
Information	3.1%	3.5%	3.0%	2.6%	3.1%
Finance, Insurance & Real Estate	8.4%	10.0%	7.7%	6.6%	6.9%
Services	43.5%	47.1%	57.2%	46.4%	46.7%

Source: Bureau of the Census

Unemployment Rates
Bucks, Montgomery and Philadelphia Counties,
Pennsylvania and the United States
For Years 2021 through 2005 and through July 2006

Location	2002	2003	2004	2005	Through July 2006
Bucks County	4.9%	4.7%	4.7%	4.1%	4.2%
Montgomery County	4.5%	4.5%	4.3%	3.9%	3.9%
Philadelphia County	7.6%	7.8%	7.5%	6.8%	6.7%
Pennsylvania	5.6%	5.7%	5.5%	5.0%	4.9%
United States	5.8%	6.0%	5.5%	5.1%	5.0%

Source: U.S. Department of Labor - Local Area Unemployment Statistics

Market Share of Deposits
Montgomery and Philadelphia Counties
June 30, 2005

	Montgomery County Deposits ($000)	Polonia's Deposits ($000)	Polonia's Share (%)
Banks	$ 11,275,633	---	---
Thrifts	6,413,945	$ 15,977	0.2%
	$ 17,689,578	$ 15,977	0.1%

	Philadelphia County Deposits ($000)	Polonia's Deposits ($000)	Polonia's Share (%)
Banks	$ 22,324,630	---	---
Thrifts	13,198,749	$ 115,524	0.9%
	$ 35,523,379	$ 115,524	0.3%

Source: FDIC

National Interest Rates by Quarter
2002 - First Quarter 2006

	1st Qtr. 2002	2nd Qtr. 2002	3rd Qtr. 2002	4th Qtr. 2002
Prime Rate	4.75%	4.75%	4.75%	4.25%
90-Day Treasury Bills	1.72%	1.68%	1.20%	1.05%
1-Year Treasury Bills	1.60%	1.59%	1.25%	1.14%
30-Year Treasury Notes	4.95%	4.94%	4.69%	4.58%

	1st Qtr. 2003	2nd Qtr. 2003	3rd Qtr. 2003	4th Qtr. 2003
Prime Rate	4.00%	4.00%	4.00%	4.00%
90-Day Treasury Bills	1.02%	1.00%	1.98%	0.94%
1-Year Treasury Bills	1.13%	1.12%	1.10%	1.11%
30-Year Treasury Notes	4.62%	4.70%	4.78%	4.85%

	1st Qtr. 2004	2nd Qtr. 2004	3rd Qtr. 2004	4th Qtr. 2004
Prime Rate	4.00%	4.25%	4.50%	5.00%
90-Day Treasury Bills	0.93%	1.33%	2.25%	2.72%
1-Year Treasury Bills	1.44%	1.82%	2.13%	2.89%
30-Year Treasury Notes	5.48%	6.13%	6.13%	6.25%

	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005
Prime Rate	5.75%	6.00%	6.25%	6.75%
90-Day Treasury Bills	3.12%	3.46%	4.28%	4.71%
1-Year Treasury Bills	3.37%	3.99%	4.60%	4.93%
30-Year Treasury Notes	6.25%	5.38%	5.28%	5.19%

	1st Qtr. 2006
Prime Rate	7.50%
90-Day Treasury Bills	4.87%
1-Year Treasury Bills	5.23%
30-Year Treasury Notes	5.26%

Source: The Wall Street Journal

103

Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

Ticker	Company	State	Exchange	PER SHARE								PRICING RATIOS			
				Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTC BB	23.000	23.000	19.650	6.98	6.98	1.32	273.18	0.33	18.40	86.83	8.42	16.59
SIYF	Security Federal Bancorp Inc.	AL	Pink Sheet	17.400	18.600	12.250	7.08	0.87	NA	99.34	0.55	NA	105.91	17.51	NA
SRNN	Southern Banc Co.	AL	OTC BB	15.300	17.250	15.150	-2.24	-10.84	0.61	123.06	0.35	25.93	81.79	12.43	53.51
SCBS	Southern Community Bancshares	AL	Pink Sheet	10.000	10.000	6.500	25.00	42.86	NA	NA	0.33	NA	NA	NA	NA
SZBI	SouthFirst Bancshares Inc.	AL	OTC BB	13.800	14.350	11.250	-3.50	-1.43	0.74	197.99	0.40	18.65	97.53	6.88	18.65
SUPR	Superior Bancorp	AL	NASDAQ	11.670	12.000	10.490	5.61	1.48	0.17	75.25	0.00	NM	222.29	15.38	72.61
FFBH	First Federal Bancshares of AR	AR	NASDAQ	23.000	25.950	21.600	2.04	-0.65	1.63	175.90	0.54	14.56	146.22	13.08	15.19
PFSL	Pocahontas Bancorp Inc.	AR	NASDAQ	15.970	16.150	11.700	1.40	28.89	0.66	157.90	0.32	24.20	144.00	10.11	25.73
BOFI	B of I Holding, Inc.	CA	NASDAQ	7.100	9.850	6.270	-2.20	-11.14	0.35	88.04	0.00	20.88	91.38	8.12	20.88
BYFC	Broadway Financial Corp.	CA	NASDAQ	10.780	12.000	10.020	2.18	3.55	1.07	175.99	0.20	10.57	104.89	6.18	10.63
CCBI	Commercial Capital Bancorp	CA	NASDAQ	15.870	18.830	13.240	0.06	0.95	1.03	95.26	0.30	15.71	124.37	16.66	14.91
DSL	Downey Financial Corp.	CA	NYSE	60.950	77.300	55.060	-8.36	-11.33	7.02	627.02	0.40	8.68	131.58	9.72	8.68
FPTB	First PacTrust Bancorp Inc.	CA	NASDAQ	28.400	30.510	25.700	0.71	-2.64	1.18	186.91	0.58	24.48	146.09	14.10	24.54
FED	FirstFed Financial Corp.	CA	NYSE	51.360	68.440	49.050	-11.66	-13.71	6.94	617.55	0.00	7.55	134.13	8.32	7.55
GDW	Golden West Financial	CA	NYSE	75.980	77.150	55.400	2.95	4.33	5.06	416.93	0.30	15.23	249.36	18.22	15.23
HWFG	Harrington West Finl Grp Inc	CA	NASDAQ	16.510	17.420	15.463	0.67	1.60	1.54	206.61	0.50	11.16	139.09	7.99	10.76
NDE	IndyMac Bancorp, Inc.	CA	NYSE	38.730	50.500	34.400	-10.49	-16.33	5.20	346.20	1.72	7.84	147.32	11.19	7.82
MLGF	Malaga Financial Corporation	CA	OTC BB	10.700	15.000	10.500	-10.83	-14.40	NA	NA	0.26	12.59	NA	NA	12.59
PPBI	Pacific Premier Bancorp	CA	NASDAQ	11.950	13.250	10.750	7.56	4.82	1.55	135.70	0.00	9.88	136.26	10.58	9.88
PFB	PFF Bancorp Inc.	CA	NYSE	35.890	39.490	27.010	-6.44	5.65	2.27	183.19	0.64	16.17	233.96	19.59	16.40
PROV	Provident Financial Holdings	CA	NASDAQ	30.310	33.150	25.040	1.00	4.05	3.10	232.05	0.58	10.17	155.60	13.06	12.73
RMGC	RMG Capital Corporation	CA	OTC BB	22.000	24.500	18.625	2.09	0.00	NA	236.87	0.00	28.21	121.16	9.29	NA
SNLS	San Luis Trust Bank FSB	CA	OTC BB	13.600	21.000	12.750	1.87	-2.86	NA	61.42	0.20	NA	232.88	22.12	NA
HCBC	High Country Bancorp Inc.	CO	Pink Sheet	21.000	33.500	20.000	0.00	5.00	0.93	226.48	0.28	23.60	101.45	9.27	NA
MTXC	Matrix Bancorp Inc.	CO	NASDAQ	22.500	24.600	12.520	-3.23	-2.17	0.16	285.33	0.00	62.50	158.56	7.88	NA
NEBS	New England Bancshares	CT	NASDAQ	12.880	12.880	10.190	5.57	15.52	0.24	48.10	0.10	56.00	121.74	26.78	NA
NAL	NewAlliance Bancshares Inc.	CT	NYSE	14.560	15.100	13.550	1.39	2.97	0.47	64.79	0.23	30.98	120.23	22.46	29.46
NMIL	NewMil Bancorp Inc.	CT	NASDAQ	40.300	40.500	27.620	0.95	1.00	2.07	210.66	0.84	19.56	314.84	19.13	19.52
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	9.850	12.850	8.200	1.65	-11.42	-0.58	109.64	0.00	NM	106.60	8.99	NM
WSFS	WSFS Financial Corp.	DE	NASDAQ	62.880	65.000	55.380	1.90	1.13	4.45	456.61	0.29	14.83	218.56	13.77	14.58
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	14.040	17.500	12.670	0.36	-6.09	0.48	104.59	0.15	29.87	164.98	13.42	26.34
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	24.800	32.000	20.180	-17.33	-20.84	2.22	351.43	0.02	11.81	128.70	7.06	11.91
BFF	BFC Financial Corp.	FL	NYSE	5.440	8.160	4.350	-10.23	-18.20	0.05	207.08	0.00	41.85	119.86	2.63	NA

104

Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

	Ticker	State	Exchange	PER SHARE								PRICING RATIOS			
				Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
Federal Trust Corp.	FDT	FL	AMEX	10.600	12.451	9.657	-1.12	-7.98	0.49	79.42	0.16	22.08	186.29	13.33	22.33
Fidelity Bankshares Inc.	FFFL	FL	NASDAQ	37.990	39.160	26.250	-1.20	15.26	1.35	167.74	0.32	29.00	325.81	22.65	29.00
First Community Bank Corp.	FCFL	FL	NASDAQ	20.100	22.250	16.380	1.77	-0.74	0.98	94.15	0.00	22.09	241.96	21.35	22.98
Harbor Florida Bancshares Inc.	HARB	FL	NASDAQ	44.240	44.500	32.710	0.02	18.54	2.12	133.74	0.95	21.27	310.02	33.09	21.27
ebank Financial Services Inc.	EBDC	GA	OTC BB	1.050	2.100	1.030	-8.70	-24.46	-0.02	19.47	0.00	NM	139.02	5.65	NM
NetBank Inc.	NTBK	GA	NASDAQ	5.740	8.830	4.029	6.69	-9.89	-0.93	89.35	0.08	NM	76.74	6.43	NM
First Federal Bankshares Inc.	FFSX	IA	NASDAQ	22.000	22.900	17.300	0.92	0.23	0.99	181.22	0.40	22.45	108.86	12.14	NA
Horizon Financial Svcs Corp.	HZFS	IA	OTC BB	13.500	15.250	13.000	0.00	-0.37	-0.74	148.32	0.28	NM	93.68	9.10	NM
Meta Financial Group Inc.	CASH	IA	NASDAQ	23.360	28.100	18.150	1.08	3.82	1.53	296.75	0.52	15.47	135.19	7.87	24.92
North Central Bancshares Inc.	FFFD	IA	NASDAQ	40.130	40.330	36.500	0.05	0.40	3.63	348.57	1.24	11.30	134.71	11.51	11.30
Allied First Bancorp Inc.	AFBA	IL	OTC BB	16.000	17.600	15.600	-0.62	-3.61	0.69	323.06	0.00	23.19	79.07	4.95	NA
BankFinancial Corp	BFIN	IL	NASDAQ	17.010	17.430	12.990	-1.33	7.05	0.56	68.32	NA	30.38	124.34	24.90	31.48
BankPlus FSB	BPLS	IL	Pink Sheet	13.500	16.981	13.443	-1.82	-5.26	NA	NA	0.00	NA	NA	NA	NA
East Side Financial Inc.	ESDF	IL	Pink Sheet	39.000	40.250	36.000	1.30	1.30	NA	458.95	0.00	NA	95.55	8.50	NA
First BancTrust Corp.	FBTC	IL	NASDAQ	11.540	13.490	10.950	-3.75	-3.99	0.48	123.56	0.24	25.64	105.77	9.34	25.76
First Clover Leaf Fin Corp.	FCLF	IL	NASDAQ	11.430	11.450	6.534	1.51	10.75	0.20	23.85	0.23	57.15	228.98	47.92	57.15
First Federal Bancshares Inc.	FFBI	IL	NASDAQ	17.640	21.850	17.020	1.73	-4.65	0.48	278.34	0.48	38.35	101.91	5.95	38.49
Great American Bancorp	GTPS	IL	OTC BB	33.500	34.750	30.150	-0.45	-0.74	2.24	213.40	0.44	15.37	132.25	15.70	15.37
MAF Bancorp Inc.	MAFB	IL	NASDAQ	41.070	45.000	39.140	-0.41	-5.82	3.21	345.92	0.96	13.04	130.88	11.87	13.04
Midland Capital Holdings Corp.	MCPH	IL	OTC BB	42.500	45.000	40.600	2.41	1.19	2.71	351.09	0.88	15.68	119.11	12.11	16.05
Park Bancorp Inc.	PFED	IL	NASDAQ	32.500	35.500	28.360	-0.76	0.03	0.10	209.86	0.72	NM	117.50	14.80	NM
Royal Financial Inc.	RYFL	IL	OTC BB	14.750	14.850	13.500	1.03	0.34	NA	43.47	0.00	NA	117.89	33.93	NA
Umbrella Bancorp Inc.	UMBR	IL	Pink Sheet	0.400	1.010	0.120	150.00	110.53	NA	NA	0.00	NA	NA	NA	NA
Washington Fed Bank for Svgs	WFBS	IL	Pink Sheet	19.000	NA	NA	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
West Town Bancorp Inc.	WTWN	IL	Pink Sheet	15.000	16.550	13.000	0.00	15.38	NA	NA	0.00	NA	NA	NA	NA
AMB Financial Corp.	AMFC	IN	OTC BB	14.500	16.490	13.050	0.00	0.00	0.70	179.82	0.29	21.97	99.72	8.06	22.92
Ameriana Bancorp	ASBI	IN	NASDAQ	13.500	14.750	11.750	3.29	-2.88	0.25	137.08	0.64	56.25	125.58	9.85	55.00
Blue River Bancshares Inc.	BRBI	IN	NASDAQ	6.570	7.000	4.910	1.86	-5.06	0.48	61.10	0.00	13.69	131.93	10.75	13.87
CFS Bancorp Inc.	CITZ	IN	NASDAQ	14.900	15.160	12.910	-0.07	0.07	0.57	111.44	0.48	26.14	128.23	13.37	26.35
City Savings Financial Corp.	CSFC	IN	OTC BB	23.000	24.250	20.000	-5.15	3.84	-0.30	249.68	0.30	NM	106.17	9.21	NM
DSA Financial Corp.	DSFN	IN	OTC BB	12.250	13.100	10.500	2.08	2.08	0.55	61.37	0.52	22.27	117.29	19.96	25.20
FFW Corp.	FFWC	IN	OTC BB	23.250	23.250	18.800	1.09	2.20	2.11	227.99	0.72	11.18	120.16	10.21	11.35
Fidelity Federal Bancorp	FDLB	IN	Pink Sheet	20.000	20.000	14.000	0.00	29.03	NA	272.74	0.00	NA	90.46	7.33	NA

Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

Ticker	Company	State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	PER SHARE Earnings ($)	PER SHARE Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	18.050	22.790	16.020	-7.20	-6.96	0.90	189.45	0.60	20.75	99.50	9.53	31.10
FCAP	First Capital Inc.	IN	NASDAQ	18.000	20.650	15.155	0.84	6.97	1.36	157.36	0.60	13.33	120.48	11.44	13.33
HBBI	Home Building Bancorp	IN	OTC BB	42.050	42.300	22.300	0.36	-0.12	1.52	234.21	0.46	28.22	156.15	17.95	28.22
HWEN	Home Financial Bancorp	IN	Pink Sheet	5.000	7.250	4.100	-9.09	-4.76	0.20	56.41	0.12	25.00	91.24	8.87	26.98
LNCB	Lincoln Bancorp	IN	NASDAQ	18.050	19.000	15.020	1.75	-0.28	0.68	163.63	0.56	26.94	98.31	11.03	28.02
LOGN	Logansport Financial Corp.	IN	Pink Sheet	17.200	21.050	17.000	-0.58	-0.29	1.09	185.78	0.59	15.93	87.22	9.26	10.91
LSBI	LSB Financial Corp.	IN	NASDAQ	27.000	31.270	26.250	1.77	0.37	2.18	241.03	0.65	12.56	122.50	11.17	12.56
MFBC	MFB Corp.	IN	NASDAQ	31.440	32.000	24.500	3.63	6.98	1.78	377.90	0.52	18.17	109.17	8.32	17.22
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	20.880	23.200	18.840	-0.57	-0.62	1.42	220.44	0.55	15.02	105.15	9.47	15.02
NIDB	Northeast Indiana Bancorp	IN	OTC BB	17.000	18.250	15.000	0.00	-1.16	0.36	172.39	0.63	48.57	97.09	9.86	74.94
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	32.650	33.350	29.100	2.83	3.65	2.42	222.99	1.36	13.60	192.06	14.64	13.66
PFDC	Peoples Bancorp	IN	NASDAQ	19.360	22.250	15.600	0.31	-5.93	1.02	153.50	0.76	18.98	100.38	12.61	19.20
RIVR	River Valley Bancorp	IN	NASDAQ	18.090	21.250	17.800	-2.22	-4.79	1.15	203.78	0.78	15.87	125.71	8.88	15.87
TDCB	Third Century Bancorp	IN	OTC BB	10.750	13.800	10.750	-2.27	-6.52	0.41	78.75	2.16	26.22	92.18	13.65	26.22
FFSL	First Independence Corp.	KS	OTC BB	19.150	21.000	17.500	1.86	-4.01	1.32	203.41	0.65	14.51	103.79	9.41	NA
CKFB	CKF Bancorp Inc.	KY	OTC BB	16.200	16.800	15.500	0.62	0.62	1.21	120.10	0.68	13.28	131.88	13.49	13.50
CFBC	Community First Bancorp Inc.	KY	OTC BB	8.000	10.900	6.900	-5.77	-10.11	-1.44	227.04	0.00	NM	91.32	3.52	NM
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	16.400	17.100	14.910	0.92	-0.79	1.13	204.38	0.48	14.51	121.30	8.02	13.97
FPBF	FPB Financial Corp.	LA	Pink Sheet	34.500	34.500	24.620	0.00	0.00	2.41	457.75	0.55	14.32	120.59	7.54	NA
GLBP	Globe Bancorp Inc.	LA	OTC BB	16.050	19.000	15.000	0.31	-10.83	NA	118.36	0.35	NA	74.40	13.56	NA
GSLA	GS Financial Corp.	LA	NASDAQ	16.510	18.200	12.860	0.06	-8.28	-2.82	134.97	0.40	NM	78.73	11.61	NM
HSTD	Homestead Bancorp Inc.	LA	Pink Sheet	10.400	13.750	10.400	-0.95	-12.61	NA	NA	0.24	NA	NA	NA	NA
TSH	Teche Holding Company	LA	AMEX	50.500	50.900	38.000	2.02	15.24	2.76	313.72	1.06	18.63	181.13	16.10	19.18
BFBC	Benjamin Franklin Bancorp Inc	MA	NASDAQ	14.100	14.800	13.000	0.71	1.44	0.64	105.65	0.12	22.03	103.68	12.63	21.93
BHLB	Berkshire Hills Bancorp Inc.	MA	NASDAQ	37.280	37.770	31.750	8.78	9.04	2.20	249.12	0.70	17.34	129.49	14.97	18.18
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	13.120	16.240	12.480	-0.15	-9.08	0.35	38.67	0.74	37.49	136.67	33.93	38.46
CEBK	Central Bancorp Inc.	MA	NASDAQ	30.700	36.200	27.000	-7.64	-6.40	1.44	342.86	0.72	21.62	125.36	8.95	25.13
CBNK	Chicopee Bancorp Inc.	MA	NASDAQ	14.550	15.290	14.120	2.68	NA	NA	NA	NA	NA	NA	NA	NA
HIFS	Hingham Instit. for Savings	MA	NASDAQ	37.600	42.250	33.000	0.27	-0.82	2.62	313.32	1.00	14.52	158.78	12.00	14.50
LEGC	Legacy Bancorp	MA	NASDAQ	15.000	16.000	12.550	-1.90	-0.66	NA	78.40	0.06	NA	105.12	19.14	NA
LSBX	LSB Corp.	MA	NASDAQ	17.000	19.240	15.960	1.49	1.49	0.20	113.41	0.56	NM	142.74	14.99	54.05
MASB	MASSBANK Corp.	MA	NASDAQ	32.700	35.120	28.450	-0.15	-0.88	1.70	199.62	1.07	19.58	137.86	16.38	20.94
MFLR	Mayflower Co-operative Bank	MA	NASDAQ	12.610	17.500	11.530	-1.25	-3.81	0.61	117.46	0.40	21.37	139.96	10.74	NA

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ABKD	American Bank Holdings Inc.	MD	OTC BB	10.550	12.820	10.000	0.48	-8.26	1.45	94.76	0.00	7.43	123.65	11.13	NA
BUCS	BUCS Financial Corp	MD	OTC BB	11.350	13.500	10.900	-5.42	3.18	0.62	162.91	0.00	19.57	87.02	6.97	19.72
PCGO	Prince George's FSB	MD	Pink Sheet	25.250	25.250	20.367	0.00	0.00	NA	NA	0.87	NA	NA	NA	NA
SVBI	Severn Bancorp Inc.	MD	NASDAQ	19.120	20.650	16.455	-0.26	2.80	1.76	98.88	0.22	10.86	219.28	19.34	10.86
WSB	Washington Savings Bank FSB	MD	AMEX	8.650	9.980	7.700	6.40	0.00	0.76	63.33	0.00	13.95	109.22	13.65	12.67
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	23.890	32.430	20.280	-6.83	-14.25	1.13	212.74	0.36	21.72	117.51	11.67	22.59
FFNM	First Fed of N Michigan Bncp	MI	NASDAQ	9.650	10.080	8.700	5.93	-2.13	0.30	92.39	0.20	32.17	83.81	10.44	26.85
FBC	Flagstar Bancorp Inc.	MI	NYSE	14.490	17.790	12.620	-0.89	-11.00	1.26	239.67	0.70	11.69	114.55	6.05	11.36
STBI	Sturgis Bancorp	MI	Pink Sheet	13.050	13.900	11.550	7.67	7.85	1.18	124.99	0.40	11.06	118.64	10.44	11.06
HMNF	HMN Financial Inc.	MN	NASDAQ	35.330	36.100	28.140	-1.17	4.34	2.98	230.58	0.96	12.40	165.25	15.32	12.41
REDW	Redwood Financial Inc.	MN	Pink Sheet	19.500	21.250	18.650	0.00	-2.50	0.58	167.41	0.00	35.45	112.00	11.65	35.83
WEFP	Wells Financial Corp.	MN	OTC BB	29.000	37.000	28.160	-4.92	0.35	2.06	280.98	1.00	14.57	116.23	10.32	15.56
CCFC	CCSB Financial Corp.	MO	OTC BB	15.400	15.900	13.650	5.12	2.67	0.00	109.37	0.00	NM	100.79	14.08	NM
FBSI	First Bancshares Inc.	MO	NASDAQ	16.200	19.390	15.800	-1.44	-4.42	-0.17	153.04	0.16	NM	93.70	10.58	NM
LXMO	Lexington B&L Financial Corp.	MO	Pink Sheet	26.000	26.000	24.000	0.00	6.56	NA	211.22	0.45	19.40	110.78	12.31	19.43
LBCP	Liberty Bancorp Inc.	MO	NASDAQ	10.100	10.999	7.899	0.30	-1.79	0.28	59.19	0.23	36.07	225.19	17.06	36.07
MCMH	MCM Savings Bank FSB	MO	Pink Sheet	20.500	20.500	19.000	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
NASB	NASB Financial Inc.	MO	NASDAQ	34.040	41.140	31.770	-1.13	1.19	2.56	185.26	1.13	13.35	185.71	18.37	13.35
PULB	Pulaski Financial Corp.	MO	NASDAQ	16.500	19.240	15.050	-2.65	-0.90	1.01	95.03	0.33	17.74	221.18	17.37	21.72
CSBC	Citizens South Banking Corp.	NC	NASDAQ	13.830	13.860	11.410	10.02	12.26	0.52	86.78	0.29	26.60	135.06	15.94	24.86
CDLX	Coddle Creek Financial Corp.	NC	Pink Sheet	32.500	35.800	31.750	-5.80	-5.80	1.02	225.66	1.75	37.79	101.39	14.40	32.18
KSBI	KS Bancorp Inc.	NC	OTC BB	26.300	26.300	17.550	8.23	1.15	1.46	216.37	0.52	18.01	217.33	12.16	18.00
MTUC	Mutual Community Savings Bank	NC	OTC BB	10.500	13.900	10.000	-2.33	-19.23	-2.00	246.17	0.00	NM	58.18	4.27	NM
SSFC	South Street Financial Corp.	NC	NASDAQ	9.170	10.100	8.420	0.83	-1.93	0.54	87.28	0.40	16.98	105.08	10.51	16.47
TONE	TierOne Corp.	NE	NASDAQ	34.830	35.600	24.500	0.75	2.47	2.26	183.05	0.25	15.98	191.25	19.03	15.84
MNKB	Monadnock Bancorp, Inc.	NH	OTC BB	6.600	12.000	6.000	-4.35	-36.54	0.08	64.39	0.00	NM	88.21	10.25	75.86
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	16.890	16.890	12.500	4.58	5.10	1.36	159.19	0.50	12.60	151.89	10.63	12.68
SWGC	Siwooganock Holding Company	NH	Pink Sheet	34.350	34.900	17.750	-0.15	1.03	NA	177.32	NA	NA	222.68	19.37	NA
ABNJ	American Bancorp of New Jersey	NJ	NASDAQ	11.800	12.210	9.720	0.00	2.70	0.18	35.04	0.16	65.56	133.67	33.68	63.15
FNSW	Farnsworth Bancorp Inc.	NJ	OTC BB	26.280	29.000	18.250	-2.67	-0.83	0.38	164.85	0.10	NM	192.00	15.94	72.56
FMCO	FMS Financial Corp.	NJ	NASDAQ	16.300	19.960	15.500	-2.74	-12.41	0.92	190.96	0.12	17.72	140.52	8.54	18.44
HCBK	Hudson City Bancorp Inc.	NJ	NASDAQ	12.800	14.070	11.150	-1.92	-7.78	0.54	54.82	0.29	24.62	136.75	21.82	24.62
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	21.560	24.830	20.550	-2.04	-2.71	1.61	170.55	0.80	13.73	198.16	12.64	13.80

107

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	19.557	23.040	19.000	-0.47	-1.97	1.47	129.44	0.90	13.30	163.25	15.11	13.42
PFSB	PennFed Financial Services Inc	NJ	NASDAQ	17.470	20.000	15.860	-5.31	-6.73	1.03	179.17	0.28	17.47	182.17	9.75	16.95
PFS	Provident Financial Services	NJ	NYSE	18.610	19.160	16.270	2.99	1.14	0.90	90.24	0.36	20.68	118.08	20.63	20.49
RBLG	Roebling Financial Corp.	NJ	OTC BB	12.600	13.900	9.450	-1.18	16.13	0.30	72.02	0.10	42.00	134.04	17.49	42.00
SYNF	Synergy Finl Group Inc.	NJ	NASDAQ	15.800	16.250	11.320	2.93	6.68	0.41	88.12	0.21	39.50	189.68	17.94	39.54
FFSW	First Fed Banc of the SW Inc	NM	NASDAQ	15.650	16.750	14.830	0.97	0.97	1.39	140.84	0.33	11.42	118.94	11.11	11.34
AF	Astoria Financial Corp.	NY	NYSE	30.250	31.950	24.430	1.65	-1.50	2.17	216.33	0.88	14.27	226.08	13.11	14.03
CNY	Carver Bancorp Inc.	NY	AMEX	16.640	18.120	15.000	-6.78	-2.12	1.49	261.30	0.32	11.48	84.82	6.37	10.56
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	14.350	15.630	13.210	2.21	-0.14	1.02	84.91	0.56	14.21	180.05	16.89	14.62
ESBK	Elmira Savings Bank	NY	NASDAQ	29.970	30.980	23.164	10.02	17.57	2.12	255.54	0.74	14.27	175.78	11.73	16.73
FNFG	First Niagara Finl Group	NY	NASDAQ	14.760	15.160	13.350	0.48	4.31	0.88	73.37	0.42	16.97	115.49	19.39	17.13
FFIC	Flushing Financial Corp.	NY	NASDAQ	17.480	17.980	13.950	3.43	2.88	1.29	125.11	0.42	13.66	177.28	13.97	13.33
GLK	Great Lakes Bancorp, Inc.	NY	NYSE	15.880	21.140	13.900	12.23	-8.89	NA	NA	NA	NA	129.42	18.40	NA
NYB	New York Community Bancorp	NY	NYSE	16.220	18.230	15.690	-1.04	-3.62	0.87	97.37	1.00	18.64	128.53	16.54	15.72
PRTR	Partners Trust Financial	NY	NASDAQ	10.910	12.790	10.080	2.83	-5.87	0.68	84.36	0.28	16.04	100.93	12.94	15.25
PBNY	Provident New York Bancorp	NY	NASDAQ	13.840	13.930	10.470	3.13	6.13	0.51	65.23	0.20	28.24	150.76	21.23	28.10
ROME	Rome Bancorp Inc.	NY	NASDAQ	12.880	12.950	10.000	2.14	-0.39	0.39	33.91	0.28	33.89	140.00	37.97	34.33
TRST	TrustCo Bank Corp NY	NY	NASDAQ	10.890	13.470	10.400	-1.98	-2.33	0.73	39.66	0.63	15.12	380.50	27.46	15.54
ASBN	ASB Financial Corp.	OH	Pink Sheet	20.750	22.500	19.000	0.00	0.00	1.00	124.05	0.65	20.75	197.28	16.73	20.75
CFBK	Central Federal Corp.	OH	NASDAQ	8.140	10.240	7.070	0.49	4.36	-1.29	48.20	0.36	NM	126.01	16.89	NM
CIBN	Community Investors Bancorp	OH	Pink Sheet	14.500	15.000	12.000	1.75	-3.01	NA	140.57	0.38	NA	116.88	10.31	NA
FFDF	FFD Financial Corp.	OH	NASDAQ	15.440	22.460	14.360	-6.37	-17.43	1.15	135.23	0.47	13.66	100.25	11.42	13.89
FDEF	First Defiance Financial	OH	NASDAQ	27.730	30.290	25.090	5.44	2.17	2.14	212.82	0.94	13.33	127.91	13.03	13.55
FFHS	First Franklin Corp.	OH	NASDAQ	16.010	18.900	15.500	-5.49	1.65	0.76	189.62	0.35	21.64	107.88	8.45	32.58
FNFI	First Niles Financial Inc.	OH	NASDAQ	14.370	16.980	12.000	9.95	-4.20	0.67	71.31	0.64	21.77	127.51	20.16	28.34
FPFC	First Place Financial Corp.	OH	NASDAQ	23.690	25.940	20.020	0.34	1.20	1.58	178.58	0.56	15.28	132.57	13.27	14.05
HCFC	Home City Financial Corp.	OH	NASDAQ	16.100	16.300	14.220	3.87	5.57	1.03	177.29	0.44	15.78	97.95	9.08	15.98
HLFN	Home Loan Financial Corp.	OH	Pink Sheet	14.750	19.230	13.250	-2.96	-3.28	0.50	105.79	0.80	29.50	118.95	13.94	29.50
IDVB	Indian Village Bancorp Inc.	OH	OTC BB	18.550	22.500	16.750	1.64	0.27	0.21	260.07	0.24	NM	96.92	6.73	89.55
OCFL	OC Financial Inc	OH	OTC BB	11.500	12.000	11.350	-2.13	-1.54	-0.60	111.62	0.00	NM	90.25	10.30	NM
OHSF	Ohio Savings Financial Corp.	OH	Pink Sheet	NA	NA	NA	0.00	4.21	NA	NA	0.00	NA	NA	NA	NA
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	19.000	22.355	17.250	7.95	-4.53	0.66	226.93	0.60	28.79	96.92	8.37	21.69
PSFC	Peoples-Sidney Financial Corp.	OH	Pink Sheet	15.000	18.240	13.550	0.67	0.00	0.71	98.41	0.71	19.74	121.43	15.24	21.13

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

		State	Exchange	PER SHARE								PRICING RATIOS			
				Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
PFOH	Perpetual Federal Savings Bank	OH	OTC BB	25.500	29.000	23.100	-1.92	8.51	1.88	150.96	0.98	13.56	113.93	16.89	13.56
PVFC	PVF Capital Corp.	OH	NASDAQ	10.150	13.038	9.700	0.50	1.40	0.67	115.67	0.29	16.37	114.64	8.77	15.38
UCFC	United Community Finl Corp.	OH	NASDAQ	12.580	13.330	10.280	-3.68	7.06	0.84	85.38	0.35	15.16	144.27	14.74	15.14
WAYN	Wayne Savings Bancshares	OH	NASDAQ	15.100	16.500	13.830	0.60	-0.66	0.55	119.20	0.48	27.45	142.90	12.67	28.69
ESBF	ESB Financial Corp.	PA	NASDAQ	11.160	13.000	10.810	-2.28	-7.00	0.70	146.02	0.40	16.41	128.13	7.64	14.82
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	18.550	20.960	17.130	-1.01	-2.73	1.32	246.56	0.53	14.61	131.42	7.52	15.77
FKFS	First Keystone Financial	PA	NASDAQ	18.600	22.000	16.470	12.39	-5.78	0.42	261.32	0.22	45.37	138.08	7.12	52.36
FSSB	First Star Bancorp Inc.	PA	Pink Sheet	33.000	42.000	33.000	-1.49	-5.71	4.68	1,002.95	0.03	7.05	61.27	3.29	NA
HARL	Harleysville Savings Financial	PA	NASDAQ	16.350	18.440	15.920	-5.49	-5.98	1.19	201.86	0.63	13.97	130.80	8.10	14.05
KNBT	KNBT Bancorp Inc.	PA	NASDAQ	15.970	17.020	14.150	-0.68	-5.05	0.79	106.90	0.28	20.74	124.47	14.21	26.68
PVSA	Parkvale Financial Corp.	PA	NASDAQ	30.590	31.000	27.000	0.39	5.23	2.36	327.87	0.80	13.13	141.36	9.33	13.21
RSVI	RSV Bancorp Inc.	PA	OTC BB	28.640	28.740	16.800	1.99	1.38	NA	138.38	0.30	32.18	157.45	14.25	33.99
SEFL	SE Financial Corp.	PA	OTC BB	13.000	14.240	12.250	4.00	-2.99	0.07	72.15	0.12	NM	102.69	14.93	204.06
SOV	Sovereign Bancorp Inc.	PA	NYSE	20.450	22.991	19.391	-2.43	-3.15	1.12	186.90	0.27	19.11	114.12	10.64	13.15
THRD	TF Financial Corp.	PA	NASDAQ	31.010	32.010	26.540	12.48	6.93	2.12	234.85	0.74	14.98	132.92	12.40	14.89
WGBC	Willow Grove Bncp Inc.	PA	NASDAQ	15.660	18.360	14.580	-2.37	-8.37	0.94	105.89	0.48	17.02	114.09	14.79	15.54
WVFC	WVS Financial Corp.	PA	NASDAQ	16.400	18.080	16.000	-0.61	-2.09	1.21	180.62	0.64	13.55	130.16	9.08	13.64
NFSB	Newport Bancorp Inc.	RI	NASDAQ	13.200	13.340	12.250	0.61	NA	NA	NA	NA	NA	NA	NA	NA
CFCP	Coastal Financial Corp.	SC	NASDAQ	13.500	14.920	12.230	1.50	3.05	0.96	82.53	0.20	14.67	259.12	16.37	14.36
FCPB	First Capital Bancshares Inc.	SC	Pink Sheet	9.100	14.000	8.350	0.00	-17.27	NA	NA	0.00	NA	NA	NA	NA
FFCH	First Financial Holdings Inc.	SC	NASDAQ	34.550	34.660	27.450	2.71	7.57	2.31	220.98	0.95	15.22	234.56	15.64	15.22
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	14.850	17.000	14.250	-3.88	-1.98	0.93	118.83	0.64	16.14	100.13	12.49	15.25
SFDL	Security Federal Corp.	SC	OTC BB	23.250	32.000	22.100	4.73	-0.64	1.54	259.62	0.18	15.30	159.68	8.95	15.37
HFFC	HF Financial Corp.	SD	NASDAQ	16.940	18.950	15.842	-1.22	-1.34	1.16	243.44	0.41	14.99	119.30	6.96	30.62
JFBI	Jefferson Bancshares Inc.	TN	NASDAQ	13.240	14.120	12.580	2.64	3.44	0.37	48.86	0.27	35.78	118.91	27.10	33.38
SCYT	Security Bancorp Inc.	TN	OTC BB	32.250	34.000	28.000	2.22	0.00	NA	NA	0.00	NA	NA	NA	NA
SFBK	SFB Bancorp Inc.	TN	Pink Sheet	21.000	22.500	11.050	0.00	2.09	NA	NA	0.20	NA	NA	NA	NA
SFKT	State of Franklin Bcshs Inc.	TN	Pink Sheet	24.600	25.500	24.600	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
UNTN	United Tennessee Bankshares	TN	OTC BB	23.000	26.000	20.060	-2.54	-6.12	1.20	133.20	0.44	19.83	156.75	17.27	15.87
BAFI	BancAffiliated Inc.	TX	Pink Sheet	26.500	NA	NA	0.00	0.00	NA	380.64	0.36	NA	80.89	6.96	22.16
ETFS	East Texas Financial Services	TX	OTC BB	18.000	18.000	14.500	18.81	19.21	NA	176.84	0.20	NA	109.58	10.18	NA
FBTX	Franklin Bank Corp.	TX	NASDAQ	19.910	20.600	14.660	3.27	1.69	1.15	217.55	0.00	17.46	135.26	9.22	17.87
CFFC	Community Financial Corp.	VA	NASDAQ	24.000	24.990	19.140	0.59	5.59	1.97	204.98	0.46	12.57	143.71	11.71	12.57

Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

		State	Exchange	PER SHARE								PRICING RATIOS			
				Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
GAFC	Greater Atlantic Financial	VA	NASDAQ	4.750	6.140	4.560	-8.42	-14.72	-1.79	105.32	0.00	NM	117.87	4.51	NM
VSBR	Virginia SB FSB	VA	Pink Sheet	13.000	13.000	11.855	0.00	0.00	NA	NA	NA	NA	200.40	13.85	NA
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	27.766	28.030	24.030	6.18	4.78	2.00	207.41	1.40	14.31	231.77	13.38	14.31
FBNW	FirstBank NW Corp.	WA	NASDAQ	28.500	28.620	13.620	3.26	37.95	1.47	145.75	0.49	19.93	216.24	19.55	18.99
RPFG	Rainier Pacific Finl Group Inc	WA	NASDAQ	18.420	18.880	14.260	1.15	4.13	0.44	138.67	0.24	41.86	132.61	12.30	41.86
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	13.050	14.056	10.150	1.32	3.16	0.95	68.63	0.35	14.03	161.31	19.01	14.38
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	38.900	38.990	23.150	20.36	25.52	2.23	147.02	0.64	18.09	186.84	26.46	18.12
WFSL	Washington Federal Inc.	WA	NASDAQ	22.080	25.070	21.110	-1.43	-4.33	1.65	100.89	0.81	13.63	158.05	21.89	13.63
WM	Washington Mutual Inc.	WA	NYSE	42.400	47.010	36.640	-5.84	-7.16	3.64	364.41	1.98	11.98	155.25	11.56	11.77
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	29.360	32.780	28.110	-3.10	-0.54	2.04	198.93	0.64	14.68	196.91	14.76	14.68
BKMU	Bank Mutual Corp.	WI	NASDAQ	12.280	12.500	10.000	-0.57	5.23	0.39	58.25	0.27	31.49	143.79	21.07	32.47
SVBC	Sistersville Bancorp Inc.	WV	Pink Sheet	18.500	20.000	16.500	0.00	0.00	NA	NA	0.52	NA	NA	NA	NA
CRZY	Crazy Woman Creek Bancorp	WY	Pink Sheet	17.000	25.000	14.150	5.26	3.03	1.10	174.00	0.60	15.60	106.91	9.77	15.86

110

Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

	State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ALL THRIFTS														
AVERAGE			20.410	22.641	17.373	1.14	0.30	1.16	178.72	0.43	20.68	139.04	13.51	23.73
MEDIAN			17.000	19.080	15.010	0.060	0.000	1.005	164.238	0.360	17.020	127.710	12.305	16.950
HIGH			75.980	77.300	55.400	150.00	110.53	7.02	1,002.95	2.16	65.56	380.50	47.92	204.06
LOW			0.400	1.010	0.120	-17.33	-36.54	-2.82	19.47	0.00	7.05	58.18	2.63	7.55
AVERAGE FOR STATE														
PA			20.722	22.988	18.465	1.15	-2.72	1.41	247.10	0.42	19.01	123.61	10.25	36.01
AVERAGE BY REGION														
MIDWEST			19.543	21.661	17.157	1.80	1.48	0.99	177.97	0.47	21.21	123.44	12.70	23.65
NEW ENGLAND			21.379	23.295	17.629	0.67	-1.37	1.08	152.20	0.50	24.83	146.62	16.82	30.06
MID ATLANTIC			18.902	20.801	16.423	0.89	-1.13	1.16	167.77	0.39	20.17	147.54	14.55	27.31
SOUTHEAST			18.087	20.001	15.087	0.46	-0.74	0.73	146.89	0.32	21.72	158.60	13.32	24.14
SOUTHWEST			22.865	24.980	17.739	1.93	0.75	0.85	245.25	0.34	24.66	115.95	10.34	16.13
WEST			27.552	31.544	22.752	0.26	1.11	2.43	227.38	0.52	15.95	155.82	13.80	15.37
AVERAGE BY EXCHANGE														
NYSE			30.350	35.461	26.029	-2.39	-5.79	2.68	268.73	0.62	18.18	152.50	13.50	15.23
AMEX			21.598	22.863	17.589	0.13	1.29	1.38	179.44	0.38	16.54	140.37	12.36	16.19
NASDAQ			19.884	21.796	16.887	0.82	0.60	1.08	159.49	0.46	21.19	147.60	14.40	21.86
OTC			18.972	21.141	16.311	0.09	-2.23	0.74	170.05	0.37	20.78	119.70	12.16	37.35
Pink Sheets			19.414	21.600	16.394	5.33	5.13	1.28	246.87	0.33	20.32	118.10	11.33	21.77

PER SHARE

PRICING RATIOS

111

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

Ticker	Company	State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	174,469	16,918	16,898	0.46	0.52	4.88	5.42	07/01/99	OTC BB	638,654	14.69
SIYF	Security Federal Bancorp Inc.	AL	69,142	11,434	11,434	0.83	0.83	5.38	5.38	04/03/95	Pink Sheet	695,981	12.11
SRNN	Southern Banc Co.	AL	102,884	15,638	15,638	0.48	0.23	3.05	1.46	10/05/95	OTC BB	836,016	12.53
SCBS	Southern Community Bancshares	AL	60,113	7,425	7,425	0.72	0.72	6.41	6.41	12/23/96	Pink Sheet	NA	6.70
SZBI	SouthFirst Bancshares Inc.	AL	142,170	10,029	9,485	0.38	0.38	5.21	5.21	02/14/95	OTC BB	718,073	9.91
SUPR	Superior Bancorp	AL	1,531,227	105,930	93,932	0.24	0.24	3.22	3.21	12/10/98	NASDAQ	20,349,519	237.48
FFBH	First Federal Bancshares of AR	AR	883,066	78,970	78,970	0.96	0.92	10.67	10.22	05/03/96	NASDAQ	5,020,256	115.47
PFSL	Pocahontas Bancorp Inc.	AR	732,944	51,466	38,025	0.40	0.38	5.72	5.38	04/01/98	NASDAQ	4,641,717	74.13
BOFI	B of I Holding, Inc.	CA	737,835	70,246	70,246	0.49	0.49	4.69	4.69	03/15/05	NASDAQ	8,380,725	59.50
BYFC	Broadway Financial Corp.	CA	284,048	19,139	19,139	0.59	0.59	10.24	10.18	01/09/96	NASDAQ	1,613,971	17.42
CCBI	Commercial Capital Bancorp	CA	5,738,692	768,624	341,629	1.09	1.15	8.22	8.67	12/18/02	NASDAQ	60,242,988	955.91
DSL	Downey Financial Corp.	CA	17,464,780	1,290,165	1,287,015	1.14	1.14	16.23	16.23	01/01/71	NYSE	27,853,783	1697.69
FPTB	First PacTrust Bancorp Inc.	CA	822,214	79,359	79,359	0.63	0.63	6.17	6.15	08/23/02	NASDAQ	4,398,941	124.93
FED	FirstFed Financial Corp.	CA	10,254,669	635,848	633,507	1.13	1.13	20.10	20.10	12/16/83	NYSE	16,605,403	852.92
GDW	Golden West Financial	CA	128,805,627	9,412,791	9,412,791	1.25	1.25	17.98	17.98	05/29/59	NYSE	308,939,749	23483.23
HWFG	Harrington West Finl Grp Inc	CA	1,125,553	64,677	58,120	0.74	0.76	13.89	14.39	11/07/02	NASDAQ	5,447,643	89.94
NDE	IndyMac Bancorp, Inc.	CA	23,756,442	1,804,181	1,723,598	1.33	1.34	21.60	21.66	11/10/86	NYSE	68,620,208	2658.92
MLGF	Malaga Financial Corporation	CA	596,646	46,485	46,485	0.91	0.91	11.74	11.74	NA	OTC BB	NA	61.34
PPBI	Pacific Premier Bancorp	CA	714,345	55,468	55,468	1.23	1.23	15.98	15.98	06/25/97	NASDAQ	5,263,988	62.90
PFB	PFF Bancorp Inc.	CA	4,487,517	375,671	374,404	1.33	1.32	15.53	15.31	03/29/96	NYSE	24,496,162	880.98
PROV	Provident Financial Holdings	CA	1,622,470	136,210	136,179	1.30	1.04	15.72	12.55	06/28/96	NASDAQ	6,991,842	211.92
RMGC	RMG Capital Corporation	CA	635,000	48,594	48,360	0.85	NA	10.70	NA	NA	OTC BB	2,680,846	58.98
SNLS	San Luis Trust Bank FSB	CA	266,544	25,322	25,322	1.99	1.99	20.90	20.90	NA	OTC BB	4,339,427	59.02
HCBC	High Country Bancorp Inc.	CO	196,795	17,987	17,987	0.40	NA	4.48	NA	12/10/97	Pink Sheet	868,925	18.25
MTXC	Matrix Bancorp Inc.	CO	2,156,120	107,190	107,190	0.13	NA	2.53	NA	10/18/96	NASDAQ	7,556,573	170.02
NEBS	New England Bancshares	CT	257,248	56,583	54,828	0.52	NA	2.88	NA	12/29/05	NASDAQ	5,348,000	68.88
NAL	NewAlliance Bancshares Inc.	CT	7,112,215	1,328,894	820,727	0.71	0.74	3.49	3.67	04/02/04	NYSE	109,777,926	1597.51
NMIL	NewMil Bancorp Inc.	CT	864,060	52,494	44,450	1.00	1.01	16.09	16.14	02/01/86	NASDAQ	4,101,693	165.78
IFSB	Independence Federal Svgs Bank	DC	170,205	14,348	14,348	-0.55	-0.55	-5.62	-5.62	06/06/85	NASDAQ	1,552,448	15.29
WSFS	WSFS Financial Corp.	DE	3,036,630	191,364	189,894	1.04	1.06	15.92	16.19	11/26/86	NASDAQ	6,650,407	418.27
BBX	BankAtlantic Bancorp Inc.	FL	6,402,357	520,701	436,419	0.46	0.50	5.64	6.14	11/29/83	NYSE	61,215,046	792.88
BKUNA	BankUnited Financial Corp.	FL	12,877,044	713,394	685,041	0.65	0.65	12.49	12.46	12/11/85	NASDAQ	36,641,332	896.11
BFF	BFC Financial Corp.	FL	7,416,888	177,543	93,261	0.07	NA	2.96	NA	NA	NYSE	35,816,501	193.49

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FDT	Federal Trust Corp.	FL	742,689	53,130	53,130	0.56	0.56	8.98	8.89	12/12/97	AMEX	9,351,542	99.13
FFFL	Fidelity Bankshares Inc.	FL	4,234,980	294,467	274,064	0.81	0.81	11.61	11.61	05/15/01	NASDAQ	25,247,626	962.50
FCFL	First Community Bank Corp.	FL	357,545	31,546	31,118	1.11	1.06	12.38	11.87	05/31/03	NASDAQ	3,797,500	76.74
HARB	Harbor Florida Bancshares Inc.	FL	3,219,540	343,603	339,692	1.58	1.58	14.95	14.95	03/19/98	NASDAQ	24,073,171	1065.82
EBDC	ebank Financial Services Inc.	GA	125,880	10,634	10,634	0.20	0.20	2.59	2.59	07/06/98	OTC BB	6,463,679	6.95
NTBK	NetBank Inc.	GA	4,142,005	346,799	269,021	-0.88	-0.88	-10.95	-11.03	07/29/97	NASDAQ	46,359,617	266.19
FFSX	First Federal Bankshares Inc.	IA	612,535	68,324	49,783	0.57	NA	4.75	NA	04/14/99	NASDAQ	3,380,109	74.36
HZFS	Horizon Financial Svcs Corp.	IA	115,602	11,228	11,228	-0.52	-0.47	-5.39	-4.84	06/30/94	OTC BB	779,431	10.52
CASH	Meta Financial Group Inc.	IA	746,810	43,492	40,089	0.50	0.31	8.90	5.50	09/20/93	NASDAQ	2,516,655	58.79
FFFD	North Central Bancshares Inc.	IA	496,241	42,413	37,466	1.11	1.11	12.41	12.41	03/21/96	NASDAQ	1,423,653	57.13
AFBA	Allied First Bancorp Inc.	IL	165,185	10,347	9,833	0.23	NA	3.43	NA	12/31/01	OTC BB	511,318	8.18
BFIN	BankFinancial Corp	IL	1,671,630	334,716	301,329	0.78	0.75	3.84	3.71	06/24/05	NASDAQ	24,466,250	416.17
BPLS	BankPlus FSB	IL	311,236	23,225	23,225	0.50	0.50	6.79	6.79	07/10/91	Pink Sheet	NA	19.90
ESDF	East Side Financial Inc.	IL	131,152	11,664	11,664	0.29	0.30	3.21	3.33	11/01/91	Pink Sheet	285,766	11.10
FBTC	First BancTrust Corp.	IL	290,257	25,638	24,646	0.40	0.40	4.02	4.00	04/19/01	NASDAQ	2,349,200	27.11
FCLF	First Clover Leaf Fin Corp.	IL	181,016	37,883	37,883	1.00	1.00	3.88	3.88	07/11/06	NASDAQ	7,589,236	103.72
FFBI	First Federal Bancshares Inc.	IL	345,762	20,182	18,654	0.16	0.16	2.53	2.52	08/17/00	NASDAQ	1,242,213	21.91
GTPS	Great American Bancorp	IL	146,624	17,404	16,919	1.07	1.07	8.95	8.95	06/30/95	OTC BB	687,083	23.02
MAFB	MAF Bancorp Inc.	IL	11,450,336	1,038,856	629,284	0.97	0.97	10.40	10.40	01/12/90	NASDAQ	33,101,550	1359.48
MCPH	Midland Capital Holdings Corp.	IL	130,817	13,296	13,296	0.76	0.74	7.78	7.60	06/30/93	OTC BB	372,600	15.84
PFED	Park Bancorp Inc.	IL	235,630	29,681	29,681	0.04	0.01	0.35	0.08	08/12/96	NASDAQ	1,122,775	36.23
RYFL	Royal Financial Inc.	IL	113,761	32,740	32,740	-0.11	-0.08	-0.36	-0.27	01/21/05	OTC BB	2,616,800	38.60
UMBR	Umbrella Bancorp Inc.	IL	47,590	2,649	2,633	-5.14	-4.12	-141.20	-113.14	NA	Pink Sheet	NA	3.26
WFBS	Washington Fed Bank for Svgs	IL	71,117	6,261	6,261	1.51	1.51	15.97	15.97	03/01/95	Pink Sheet	NA	2.61
WTWN	West Town Bancorp Inc.	IL	55,202	3,245	3,245	0.28	0.28	4.63	4.63	03/01/95	Pink Sheet	NA	3.08
AMFC	AMB Financial Corp.	IN	176,242	14,249	14,249	0.40	0.39	4.78	4.57	04/01/96	OTC BB	980,081	14.80
ASBI	Ameriana Bancorp	IN	434,616	34,073	33,230	0.18	0.18	2.16	2.21	03/02/87	NASDAQ	3,170,512	42.80
BRBI	Blue River Bancshares Inc.	IN	214,296	17,464	14,029	0.76	0.75	9.58	9.45	06/24/98	NASDAQ	3,507,150	23.04
CITZ	CFS Bancorp Inc.	IN	1,281,831	133,689	132,356	0.53	0.53	4.70	4.67	07/24/98	NASDAQ	11,502,776	171.39
CSFC	City Savings Financial Corp.	IN	141,285	12,259	12,259	-0.10	-0.01	-1.27	-0.06	12/28/01	NASDAQ	565,863	13.01
DSFN	DSA Financial Corp.	IN	100,902	17,173	17,173	0.92	0.81	5.11	4.50	07/30/04	OTC BB	1,644,242	20.66
FFWC	FFW Corp.	IN	280,898	23,876	22,662	0.99	0.97	11.03	10.86	04/05/93	OTC BB	1,232,081	28.65
FDLB	Fidelity Federal Bancorp	IN	211,803	17,170	17,170	0.58	0.52	6.91	6.21	08/31/87	Pink Sheet	776,565	15.53

113

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FBEI	First Bancorp of Indiana Inc.	IN	294,551	28,206	26,333	0.48	0.32	4.62	3.08	04/07/99	NASDAQ	1,554,768	28.06
FCAP	First Capital Inc.	IN	447,949	42,523	36,711	0.88	0.88	9.10	9.10	01/04/99	NASDAQ	2,846,572	51.24
HBBI	Home Building Bancorp	IN	59,823	6,878	6,878	0.64	0.64	6.08	6.08	02/08/95	OTC BB	255,428	10.74
HWEN	Home Financial Bancorp	IN	76,400	7,429	7,429	0.35	0.33	3.72	3.45	07/02/96	Pink Sheet	1,354,450	6.77
LNCB	Lincoln Bancorp	IN	880,796	98,810	71,930	0.40	0.39	3.40	3.27	12/30/98	NASDAQ	5,382,828	97.16
LOGN	Logansport Financial Corp.	IN	162,795	17,281	17,281	0.59	0.87	5.35	7.85	06/14/95	Pink Sheet	876,296	15.07
LSBI	LSB Financial Corp.	IN	369,127	33,661	33,661	0.90	0.90	10.12	10.12	02/03/95	NASDAQ	1,531,458	41.35
MFBC	MFB Corp.	IN	506,298	38,581	34,803	0.45	0.48	6.30	6.65	03/25/94	NASDAQ	1,339,781	42.01
MFSF	MutualFirst Financial Inc.	IN	978,881	88,176	74,285	0.64	0.64	6.86	6.86	12/30/99	NASDAQ	4,440,620	91.15
NIDB	Northeast Indiana Bancorp	IN	235,286	23,900	23,320	0.21	0.14	2.05	1.34	06/28/95	OTC BB	1,364,859	23.20
NWIN	NorthWest Indiana Bancorp	IN	622,551	47,454	47,454	1.12	1.11	14.45	14.39	NA	OTC BB	2,791,895	91.16
PFDC	Peoples Bancorp	IN	498,321	62,612	60,052	0.69	0.68	5.24	5.19	07/07/87	NASDAQ	3,246,464	62.75
RIVR	River Valley Bancorp	IN	327,826	23,146	23,115	0.57	0.57	8.01	8.01	12/20/96	NASDAQ	1,608,731	29.10
TDCB	Third Century Bancorp	IN	130,180	19,279	19,279	0.48	0.48	2.87	2.87	06/30/04	OTC BB	1,653,125	17.77
FFSL	First Independence Corp.	IN	179,313	16,265	16,265	0.66	NA	7.42	NA	10/08/93	OTC BB	881,548	16.88
CKFB	CKF Bancorp Inc.	KS	163,821	16,755	15,655	1.03	1.02	9.79	9.62	01/04/95	OTC BB	1,364,001	22.10
CFBC	Community First Bancorp Inc.	KY	74,490	2,874	2,874	-0.59	-0.59	-15.01	-15.01	06/27/03	OTC BB	328,088	2.62
HFBC	HopFed Bancorp Inc.	KY	748,030	49,486	40,387	0.65	0.68	8.26	8.59	02/09/98	NASDAQ	3,660,010	60.02
FPBF	FPB Financial Corp.	LA	127,528	7,973	7,973	0.56	0.54	8.21	7.93	07/01/99	Pink Sheet	278,600	9.61
GLBP	Globe Bancorp Inc.	LA	29,944	5,458	5,458	0.74	0.70	4.14	3.92	07/10/01	OTC BB	253,000	4.06
GSLA	GS Financial Corp.	LA	172,741	25,466	25,466	-1.86	-1.30	-12.28	-8.56	04/01/97	NASDAQ	1,279,806	21.13
HSTD	Homestead Bancorp Inc.	LA	133,446	11,702	11,702	0.37	0.37	4.14	4.09	07/20/98	Pink Sheet	NA	7.27
TSH	Teche Holding Company	LA	700,013	62,203	58,304	0.91	0.89	10.09	9.80	04/19/95	AMEX	2,231,305	112.82
BFBC	Benjamin Franklin Bancorp Inc	MA	896,835	109,265	71,947	0.59	0.59	4.77	4.79	04/05/05	NASDAQ	8,488,898	119.69
BHLB	Berkshire Hills Bancorp Inc.	MA	2,147,989	248,250	149,150	0.92	0.87	7.60	7.25	06/28/00	NASDAQ	8,622,230	321.77
BRKL	Brookline Bancorp Inc.	MA	2,381,365	591,292	539,490	0.95	0.93	3.57	3.48	07/10/02	NASDAQ	61,583,773	807.98
CEBK	Central Bancorp Inc.	MA	545,479	38,959	36,727	0.38	0.33	5.24	4.51	10/24/86	NASDAQ	1,590,951	48.84
CBNK	Chicopee Bancorp Inc.	MA	438,495	44,192	44,192	NA	NA	NA	NA	07/20/06	NASDAQ	NA	108.24
HIFS	Hingham Instit. for Savings	MA	663,053	50,104	50,104	0.89	0.89	11.27	11.28	12/20/88	NASDAQ	2,116,250	79.57
LEGC	Legacy Bancorp	MA	808,170	147,153	144,068	-0.27	-0.35	-1.72	-2.22	10/26/05	NASDAQ	10,308,600	154.63
LSBX	LSB Corp.	MA	515,885	54,183	54,183	0.16	0.26	1.47	2.41	05/02/86	NASDAQ	4,548,867	77.33
MASB	MASSBANK Corp.	MA	861,926	102,430	101,340	0.82	0.77	7.00	6.55	05/28/86	NASDAQ	4,317,879	140.92
MFLR	Mayflower Co-operative Bank	MA	245,727	18,851	18,791	0.52	NA	6.76	NA	12/23/87	NASDAQ	2,092,000	26.38

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ABKD	American Bank Holdings Inc.	MD	299,331	26,952	26,952	1.12	0.97	14.76	12.79	NA	OTC BB	3,158,997	33.33
BUCS	BUCS Financial Corp	MD	143,704	11,505	11,505	0.38	0.38	4.67	4.63	03/15/01	OTC BB	882,108	10.01
PCGO	Prince George's FSB	MD	102,292	11,939	11,939	1.12	1.12	9.76	9.76	NA	Pink Sheet	NA	NA
SVBI	Severn Bancorp Inc.	MD	904,706	79,781	79,447	1.88	1.88	21.85	21.85	NA	NASDAQ	9,149,950	174.95
WSB	Washington Savings Bank FSB	MD	470,101	58,754	58,754	1.13	1.09	10.22	9.84	08/03/88	AMEX	7,422,594	64.21
CTZN	Citizens First Bancorp Inc.	MI	1,735,697	172,373	159,619	0.53	0.51	5.21	5.01	03/07/01	NASDAQ	8,158,697	201.24
FFNM	First Fed of N Michigan Bncp	MI	284,270	35,425	31,236	0.32	0.39	2.50	3.00	04/04/05	NASDAQ	3,076,832	29.29
FBC	Flagstar Bancorp Inc.	MI	15,225,864	803,944	803,944	0.52	0.54	10.37	10.67	04/30/97	NYSE	63,529,388	920.76
STBI	Sturgis Bancorp	MI	305,527	26,895	21,680	0.95	0.95	11.02	11.02	11/10/88	Pink Sheet	2,444,361	31.90
HMNF	HMN Financial Inc.	MN	1,009,935	93,624	89,660	1.16	1.16	12.31	12.29	06/30/94	NASDAQ	4,379,964	154.74
REDW	Redwood Financial Inc.	MN	74,829	7,782	7,782	0.37	0.36	3.24	3.21	07/10/95	Pink Sheet	446,988	8.72
WEFP	Wells Financial Corp.	MN	264,126	23,456	23,456	0.78	0.73	8.32	7.77	04/11/95	OTC BB	940,014	27.26
CCFC	CCSB Financial Corp.	MO	96,383	13,467	13,467	0.00	0.00	0.02	0.02	01/09/03	OTC BB	881,223	13.57
FBSI	First Bancshares Inc.	MO	237,606	26,842	26,480	-0.11	-0.06	-0.96	-0.50	12/22/93	NASDAQ	1,552,610	25.15
LXMO	Lexington B&L Financial Corp.	MO	132,578	14,730	13,941	0.61	0.61	6.03	6.03	06/06/96	Pink Sheet	627,675	16.32
LBCP	Liberty Bancorp Inc.	MO	281,345	21,318	21,318	0.53	0.53	6.33	6.33	07/24/06	NASDAQ	4,753,109	48.08
MCMH	MCM Savings Bank FSB	MO	78,938	5,092	5,087	-0.15	-0.26	-2.19	-3.80	NA	Pink Sheet	NA	3.77
NASB	NASB Financial Inc.	MO	1,550,347	153,382	150,411	1.40	1.40	14.36	14.36	09/27/85	NASDAQ	8,368,642	284.87
PULB	Pulaski Financial Corp.	MO	938,888	73,735	69,113	1.08	0.87	15.09	12.28	12/03/98	NASDAQ	9,879,921	163.29
CSBC	Citizens South Banking Corp.	NC	716,160	84,530	52,502	0.63	0.68	4.98	5.35	10/01/02	NASDAQ	8,252,508	113.81
CDLX	Coddle Creek Financial Corp.	NC	145,046	20,604	20,604	0.44	0.44	3.05	3.05	12/31/97	Pink Sheet	642,765	20.51
KSBI	KS Bancorp Inc.	NC	283,338	15,847	15,847	0.72	0.72	12.26	12.27	12/30/93	OTC BB	1,309,501	34.44
MTUC	Mutual Community Savings Bank	NC	89,538	6,564	6,564	-0.82	-0.82	-10.29	-10.29	06/29/93	OTC BB	363,719	3.82
SSFC	South Street Financial Corp.	NC	257,887	25,784	25,784	0.65	0.67	6.16	6.35	10/03/96	NASDAQ	2,954,696	27.09
TONE	TierOne Corp.	NE	3,322,381	330,544	279,004	1.14	1.15	11.96	12.06	10/02/02	NASDAQ	18,149,694	632.15
MNKB	Monadnock Bancorp, Inc.	NH	83,293	9,679	9,454	0.09	0.10	1.32	1.44	06/29/06	OTC BB	1,293,608	8.54
NHTB	New Hampshire Thrift Bncshrs	NH	670,966	46,962	34,822	0.89	0.89	12.55	12.48	05/22/86	NASDAQ	4,214,980	71.02
SWGC	Siwooganock Holding Company	NH	82,821	7,205	7,205	0.66	0.59	7.68	6.85	NA	Pink Sheet	467,080	16.04
ABNJ	American Bancorp of New Jersey	NJ	509,016	128,250	128,250	0.46	0.47	2.22	2.30	10/06/05	NASDAQ	14,527,953	167.59
FNSW	Farnsworth Bancorp Inc.	NJ	107,237	8,904	8,904	0.23	0.23	2.63	2.58	09/30/98	OTC BB	650,530	17.10
FMCO	FMS Financial Corp.	NJ	1,244,639	75,604	74,086	0.49	0.48	8.04	7.73	12/14/88	NASDAQ	6,517,713	106.24
HCBK	Hudson City Bancorp Inc.	NJ	31,329,322	4,998,655	4,998,655	1.06	1.06	5.70	5.70	06/07/05	NASDAQ	571,475,944	7290.28
OCFC	OceanFirst Financial Corp.	NJ	2,100,745	134,034	132,813	0.94	0.94	13.96	13.90	07/03/96	NASDAQ	12,317,657	265.57

115

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

		State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
			Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
PBCI	Pamrapo Bancorp Inc.	NJ	644,029	59,620	59,620	1.14	1.13	12.59	12.48	11/14/89	NASDAQ	4,975,542	97.31
PFSB	PennFed Financial Services Inc	NJ	2,304,825	123,421	123,421	0.62	0.64	10.78	11.11	07/15/94	NASDAQ	12,864,047	224.73
PFS	Provident Financial Services	NJ	5,860,183	1,023,719	591,878	0.95	0.95	5.31	5.36	01/15/03	NYSE	64,937,658	1222.33
RBLG	Roebling Financial Corp.	NJ	123,155	16,070	16,070	0.43	0.43	3.03	3.03	10/01/04	OTC BB	1,710,045	21.55
SYNF	Synergy Finl Group Inc.	NJ	999,687	94,532	93,770	0.45	0.45	4.55	4.55	01/21/04	NASDAQ	11,344,188	179.24
FFSW	First Fed Banc of the SW Inc	NM	562,286	52,532	46,917	0.98	0.99	10.38	10.45	NA	NASDAQ	3,992,453	62.48
AF	Astoria Financial Corp.	NY	21,861,475	1,268,135	1,082,984	0.96	0.97	15.97	16.24	11/18/93	NYSE	101,055,435	3040.96
CNY	Carver Bancorp Inc.	NY	654,567	49,143	49,143	0.59	0.64	7.78	8.46	10/25/94	AMEX	2,505,047	41.84
DCOM	Dime Community Bancshares Inc.	NY	3,123,921	293,089	237,451	1.12	1.09	12.23	11.89	06/26/96	NASDAQ	36,790,735	526.81
ESBK	Elmira Savings Bank	NY	338,384	22,577	22,282	0.85	0.73	12.31	10.51	03/01/85	NASDAQ	1,324,213	36.09
FNFG	First Niagara Finl Group	NY	8,106,776	1,360,926	605,808	1.18	1.17	6.90	6.83	01/21/03	NASDAQ	110,495,275	1631.41
FFIC	Flushing Financial Corp.	NY	2,640,242	207,989	191,619	0.98	1.00	13.29	13.62	11/21/95	NASDAQ	21,102,652	369.01
GLK	Great Lakes Bancorp, Inc.	NY	942,124	133,907	122,186	NA	NA	NA	NA	NA	NYSE	10,913,535	173.33
NYB	New York Community Bancorp	NY	28,728,824	3,697,170	1,430,522	0.88	1.04	6.98	8.30	11/23/93	NYSE	295,056,819	4785.99
PRTR	Partners Trust Financial	NY	3,793,591	486,254	229,140	0.84	0.88	6.04	6.33	07/15/04	NASDAQ	44,970,467	490.67
PBNY	Provident New York Bancorp	NY	2,780,419	391,492	218,255	0.77	0.78	5.23	5.26	01/15/04	NASDAQ	42,623,299	589.93
ROME	Rome Bancorp Inc.	NY	298,652	80,996	80,996	1.12	1.11	3.75	3.70	03/31/05	NASDAQ	8,807,120	113.28
TRST	TrustCo Bank Corp NY	NY	2,967,789	214,160	213,607	1.87	1.82	24.02	23.39	NA	NASDAQ	74,828,032	817.01
ASBN	ASB Financial Corp.	OH	198,472	16,829	16,829	0.84	0.84	9.42	9.42	05/11/95	Pink Sheet	1,600,000	33.20
CFBK	Central Federal Corp.	OH	219,020	29,356	29,356	-1.62	-1.54	-12.38	-11.77	12/30/98	NASDAQ	4,543,662	36.99
CIBN	Community Investors Bancorp	OH	126,452	11,160	11,160	0.88	0.69	8.48	6.65	02/07/95	Pink Sheet	899,536	12.66
FFDF	FFD Financial Corp.	OH	161,233	18,363	18,363	0.87	0.85	7.57	7.44	04/03/96	NASDAQ	1,192,253	18.41
FDEF	First Defiance Financial	OH	1,514,666	154,312	115,431	1.03	1.01	9.81	9.66	10/02/95	NASDAQ	7,117,000	197.86
FFHS	First Franklin Corp.	OH	319,662	25,023	25,023	0.43	0.29	5.15	3.43	01/26/88	NASDAQ	1,685,785	26.99
FNFI	First Niles Financial Inc.	OH	98,726	15,609	15,609	0.88	0.67	5.38	4.13	10/27/98	NASDAQ	1,384,553	19.90
FPFC	First Place Financial Corp.	OH	3,113,210	311,574	206,160	0.88	0.96	9.32	10.14	01/04/99	NASDAQ	17,433,000	412.99
HCFC	Home City Financial Corp.	OH	148,159	13,736	13,505	0.56	0.55	6.29	6.21	12/30/96	NASDAQ	835,690	13.45
HLFN	Home Loan Financial Corp.	OH	158,826	18,618	18,618	0.48	0.48	3.94	3.94	03/26/98	Pink Sheet	1,501,303	22.14
IDVB	Indian Village Bancorp Inc.	OH	113,765	7,903	7,903	0.08	0.08	1.05	1.08	07/02/99	OTC BB	437,437	8.11
OCFL	OC Financial Inc	OH	62,532	7,138	7,138	-0.50	-0.50	-4.22	-4.22	04/01/05	OTC BB	560,198	6.44
OHSF	Ohio Savings Financial Corp.	OH	16,178,018	1,262,266	1,261,120	1.21	1.20	16.21	16.11	NA	Pink Sheet	NA	1659.72
PCBI	Peoples Community Bancorp Inc.	OH	1,095,731	94,657	63,925	0.28	0.37	3.35	4.46	03/30/00	NASDAQ	4,828,451	91.76
PSFC	Peoples-Sidney Financial Corp.	OH	137,782	17,296	17,296	0.71	0.71	5.59	5.59	04/28/97	Pink Sheet	1,400,148	21.00

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

		State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
			Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
PFOH	Perpetual Federal Savings Bank	OH	372,839	55,278	55,278	1.27	1.27	8.57	8.57	04/19/91	OTC BB	2,469,822	62.98
PVFC	PVF Capital Corp.	OH	892,564	68,318	68,318	0.62	0.62	7.80	7.80	12/30/92	NASDAQ	7,716,142	78.32
UCFC	United Community Finl Corp.	OH	2,640,549	269,837	234,386	0.96	0.96	9.01	9.02	07/09/98	NASDAQ	30,927,884	389.35
WAYN	Wayne Savings Bancshares	OH	400,474	35,500	33,019	0.45	0.43	4.89	4.68	01/09/03	NASDAQ	3,359,552	50.73
ESBF	ESB Financial Corp.	PA	1,898,650	113,195	68,095	0.49	0.59	7.07	8.42	06/13/90	NASDAQ	13,002,464	141.00
FSBI	Fidelity Bancorp Inc.	PA	728,113	41,685	38,905	0.56	0.52	9.24	8.55	06/24/88	NASDAQ	2,953,122	54.79
FKFS	First Keystone Financial	PA	528,922	27,257	27,257	0.15	0.13	2.83	2.43	01/26/95	NASDAQ	2,024,074	37.73
FSSB	First Star Bancorp Inc.	PA	590,493	32,114	32,114	0.46	0.43	8.57	8.14	05/15/87	Pink Sheet	588,754	19.43
HARL	Harleysville Savings Financial	PA	775,181	48,014	48,014	0.60	0.59	9.65	9.60	08/04/87	NASDAQ	3,840,158	64.11
KNBT	KNBT Bancorp Inc.	PA	2,994,485	341,823	206,691	0.72	0.56	5.87	4.57	11/03/03	NASDAQ	28,012,187	442.77
PVSA	Parkvale Financial Corp.	PA	1,858,715	122,704	90,538	0.72	0.72	11.26	11.19	07/16/87	NASDAQ	5,669,064	173.42
RSVI	RSV Bancorp Inc.	PA	76,033	6,879	6,879	0.67	0.63	6.54	6.16	04/08/02	OTC BB	549,460	15.74
SEFL	SE Financial Corp.	PA	164,954	23,977	23,977	0.12	0.13	0.65	0.65	05/06/04	OTC BB	2,286,375	29.72
SOV	Sovereign Bancorp Inc.	PA	88,753,067	8,451,141	2,888,890	0.65	0.98	7.15	10.67	08/12/86	NYSE	474,877,950	9649.83
THRD	TF Financial Corp.	PA	674,134	62,873	58,304	0.87	0.87	9.27	9.33	07/13/94	NASDAQ	2,870,485	89.01
WGBC	Willow Grove Bncp Inc.	PA	1,577,753	204,525	98,357	0.84	0.92	7.75	8.49	04/04/02	NASDAQ	14,900,000	233.33
WVFC	WVS Financial Corp.	PA	421,742	29,418	29,418	0.66	0.66	9.88	9.82	11/29/93	NASDAQ	2,335,000	38.29
NFSB	Newport Bancorp Inc.	RI	301,961	18,170	18,170	NA	NA	NA	NA	07/07/06	NASDAQ	NA	64.39
CFCP	Coastal Financial Corp.	SC	1,624,081	102,577	102,577	1.18	1.21	18.84	19.25	09/26/90	NASDAQ	19,678,327	265.67
FCPB	First Capital Bancshares Inc.	SC	51,643	4,792	4,792	1.09	1.09	11.86	11.86	10/29/99	Pink Sheet	NA	5.13
FFCH	First Financial Holdings Inc.	SC	2,651,694	176,785	153,926	1.08	1.08	16.13	16.13	11/10/83	NASDAQ	11,999,575	414.59
PEDE	Great Pee Dee Bancorp Inc.	SC	212,706	26,540	25,861	0.76	0.81	6.07	6.42	12/31/97	NASDAQ	1,790,000	26.58
SFDL	Security Federal Corp.	SC	675,623	37,882	NA	0.62	0.61	10.50	10.44	10/30/87	OTC BB	2,602,317	60.65
HFFC	HF Financial Corp.	SD	961,279	56,084	51,133	0.49	0.24	8.27	4.05	04/08/92	NASDAQ	3,948,660	66.89
JFBI	Jefferson Bancshares Inc.	TN	327,137	74,543	74,543	0.75	0.80	2.99	3.21	07/02/03	NASDAQ	6,695,000	88.64
SCYT	Security Bancorp Inc.	TN	137,730	12,688	12,688	1.06	1.06	12.16	12.16	06/30/97	OTC BB	NA	13.28
SFBK	SFB Bancorp Inc.	TN	58,099	12,036	12,036	1.39	0.98	6.69	4.70	05/30/97	Pink Sheet	NA	9.62
SFKT	State of Franklin Bcshs Inc.	TN	333,970	26,119	26,119	1.35	0.79	17.28	10.03	NA	Pink Sheet	NA	25.22
UNTN	United Tennessee Bankshares	TN	121,405	13,373	12,780	1.02	0.90	8.28	7.28	01/05/98	OTC BB	911,428	20.96
BAFI	BancAffiliated Inc.	TX	105,990	9,122	9,111	1.31	1.31	15.62	15.62	06/01/01	Pink Sheet	278,454	7.38
ETFS	East Texas Financial Services	TX	231,275	21,482	19,285	0.21	0.19	2.28	2.09	01/10/95	OTC BB	1,307,826	23.54
FBTX	Franklin Bank Corp.	TX	5,095,829	427,553	269,392	0.59	0.58	7.84	7.67	12/18/03	NASDAQ	23,424,150	466.37
CFFC	Community Financial Corp.	VA	435,313	35,466	35,466	1.00	1.00	12.24	12.24	03/30/88	NASDAQ	2,123,716	50.97

117

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
GAFC	Greater Atlantic Financial	VA	318,169	12,174	11,218	-1.55	-1.41	-33.83	-30.85	06/28/99	NASDAQ	3,020,934	14.35
VSBR	Virginia SB FSB	VA	179,380	13,325	13,325	NA	NA	NA	NA	NA	Pink Sheet	1,899,984	24.70
FMSB	First Mutual Bancshares Inc.	WA	1,103,173	63,701	63,701	0.99	0.99	16.85	16.85	12/17/85	NASDAQ	5,318,732	184.63
FBNW	FirstBank NW Corp.	WA	883,536	79,897	61,265	1.03	1.08	11.11	11.66	07/02/97	NASDAQ	6,062,186	172.77
RPFG	Rainier Pacific Finl Group Inc	WA	919,227	85,266	85,109	0.31	0.31	3.07	3.07	10/21/03	NASDAQ	6,628,870	122.10
RVSB	Riverview Bancorp Inc.	WA	793,325	93,468	67,051	1.43	1.39	11.46	11.19	10/01/97	NASDAQ	11,560,172	150.86
TSBK	Timberland Bancorp Inc.	WA	556,544	78,823	71,585	1.42	1.42	10.37	10.36	01/13/98	NASDAQ	3,785,576	147.26
WFSL	Washington Federal Inc.	WA	8,803,135	1,219,225	1,162,734	1.70	1.70	11.83	11.83	11/17/82	NASDAQ	87,255,600	1926.67
WM	Washington Mutual Inc.	WA	350,884,000	26,131,000	17,196,000	1.01	1.03	13.56	13.78	03/11/83	NYSE	962,880,117	40851.90
ABCW	Anchor BanCorp Wisconsin	WI	4,356,921	326,495	306,539	1.04	1.04	13.78	13.78	07/16/92	NASDAQ	21,902,275	643.83
BKMU	Bank Mutual Corp.	WI	3,503,016	513,395	457,406	0.68	0.66	4.38	4.25	10/30/03	NASDAQ	60,138,218	738.50
SVBC	Sistersville Bancorp Inc.	WV	47,058	7,851	7,851	0.84	0.84	5.09	5.09	06/26/97	Pink Sheet	NA	7.29
CRZY	Crazy Woman Creek Bancorp	WY	111,884	10,225	10,041	0.72	0.70	8.00	7.86	03/29/96	Pink Sheet	643,014	10.93

118

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

	State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS												
AVERAGE		4,542,634	390,207	287,992	0.97	1.00	11.41	11.79			24,362,678	619.57
MEDIAN		496,241	42,523	37,954	0.68	0.70	6.98	6.86			3,722,793	59.76
HIGH		350,884,000	26,131,000	17,196,000	1.99	1.99	24.02	23.39			962,880,117	40,851.90
LOW		29,944	2,649	2,633	-5.14	-4.12	-141.20	-113.14			253,000	2.61
AVERAGE FOR STATE												
PA		7,772,480	731,200	278,265	0.65	10.13	7.18	10.13			42,608,392	845.32
AVERAGE BY REGION												
MIDWEST		1,088,164	95,096	83,786	0.82	0.81	9.41	9.30			5,860,204	128.09
NEW ENGLAND		1,110,440	172,039	129,391	0.71	0.70	4.33	4.25			15,258,182	228.09
MID ATLANTIC		5,419,734	589,736	350,518	0.85	0.98	7.60	8.75			49,622,427	827.16
SOUTHEAST		1,477,327	99,491	90,052	0.48	0.47	7.21	7.07			11,912,829	173.01
SOUTHWEST		864,724	68,061	52,617	0.47	0.44	6.32	5.83			4,147,109	82.08
WEST		23,397,570	1,775,471	1,376,917	1.10	1.11	14.80	14.92			70,897,765	3,119.06
AVERAGE BY EXCHANGE												
NYSE		47,863,735	3,803,654	2,593,208	1.00	1.05	13.00	13.60			175,105,045	6,186.85
AMEX		641,843	55,808	54,833	0.78	0.77	9.36	9.31			5,377,622	79.50
NASDAQ		1,784,286	193,077	161,951	0.87	0.86	7.72	7.64			17,421,078	289.80
OTC		198,966	18,669	18,012	0.67	0.58	6.97	5.99			1,406,819	23.72
Pink Sheets		631,952	50,953	50,730	1.07	1.06	13.76	13.53			928,832	65.22

119

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

						PRICES AND CHANGE FROM IPO DATE						CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change	Closing Price on 08/29/06 ($)	% Change From IPO Price
COBK	Colonial Bkshrs Inc. (MHC)	NJ	06/30/05	10.00	10.60	6.00	10.69	6.90	10.75	7.50	12.82	28.20
HBOS	Heritage Financial Group (MHC)	GA	06/30/05	10.00	10.75	7.50	10.72	7.20	10.93	9.30	13.95	39.50
UBNK	United Financial Bancorp (MHC)	MA	07/13/05	10.00	11.75	17.50	11.57	15.70	11.70	17.00	13.06	30.60
OTTW	Ottawa Savings Bancorp (MHC)	IL	07/15/05	10.00	11.00	10.00	10.50	5.00	10.70	7.00	11.59	15.90
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	10/05/05	10.00	11.25	12.50	11.15	11.50	10.95	9.50	17.14	71.40
ABNJ	American Bancorp of New Jersey	NJ	10/06/05	10.00	10.16	1.60	9.80	(2.00)	10.01	0.10	11.80	18.00
ISBC	Investors Bancorp Inc. (MHC)	NJ	10/12/05	10.00	10.02	0.20	10.07	0.70	10.52	5.20	13.93	39.30
LEGC	Legacy Bancorp	MA	10/26/05	10.00	13.03	30.30	13.48	34.80	13.20	32.00	15.00	50.00
EQFC	Equitable Financial Corp (MHC)	NE	11/09/05	10.00	10.00	0.00	10.00	0.00	9.40	(6.00)	9.30	(7.00)
NEBS	New England Bancshares	CT	12/29/05	10.00	10.66	6.60	10.70	7.00	10.70	7.00	12.88	28.80
GVFF	Greenville Federal Finl (MHC)	OH	01/05/06	10.00	10.00	0.00	10.25	2.50	10.00	0.00	9.80	(2.00)
MGYR	Magyar Bancorp Inc. (MHC)	NJ	01/24/06	10.00	10.65	6.50	10.50	5.00	10.60	6.00	12.09	20.90
UCBA	United Community Bancorp (MHC)	IN	03/31/06	10.00	10.80	8.00	10.84	8.40	10.55	5.50	10.60	6.00
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	04/04/06	10.00	10.70	7.00	10.55	5.50	10.29	2.90	10.60	6.00
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	04/06/06	10.00	11.13	11.30	11.00	10.00	11.40	14.00	11.00	10.00
MNKB	Monadnock Bancorp, Inc.	NH	06/29/06	8.00	8.00	0.00	8.00	0.00	6.90	(13.75)	6.60	(17.50)
NECB	Northeast Community Bncp (MHC)	NY	07/06/06	10.00	11.00	10.00	11.20	12.00	11.20	12.00	11.33	13.30
NFSB	Newport Bancorp Inc.	RI	07/07/06	10.00	12.80	28.00	12.86	28.60	13.17	31.70	13.20	32.00
FCLF	First Clover Leaf Fin Corp.	IL	07/11/06	10.00	10.39	3.90	10.70	7.00	11.02	10.20	11.43	14.30
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	07/11/06	10.00	10.00	0.00	9.85	(1.50)	9.30	(7.00)	9.55	(4.50)

120

KELLER & COMPANY

Dublin, Ohio
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

		IPO Date	IPO Price ($)	PRICES AND CHANGE FROM IPO DATE								CURRENT DATA	
				1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change			Closing Price on 08/29/06 ($)	% Change From IPO Price
ROMA	Roma Financial Corp. (MHC)	07/12/06	10.00	14.10	41.00	14.50	45.00	14.66	46.60			15.12	51.20
CBNK	Chicopee Bancorp Inc.	07/20/06	10.00	14.46	44.60	14.47	44.70	14.52	45.20			14.55	45.50
LBCP	Liberty Bancorp Inc.	07/24/06	10.00	10.25	2.50	10.07	0.70	10.09	0.90			10.10	1.00
	AVERAGE				11.09		11.07		10.56				21.34
	MEDIAN				7.00		7.00		7.00				18.00
	HIGH				44.60		45.00		46.60				71.40
	LOW				0.00		(2.00)		(13.75)				(17.50)

121

ACQUISITIONS AND PENDING ACQUISITIONS
COUNTY, CITY OR MARKET AREA OF POLONIA BANK

NONE

Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 30, 2006

Ticker	Company	State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/Earnings (X)	Price/Bk. Value (%)	Price/Assets (%)	Price/Core Earnings (X)
KFED	K-Fed Bancorp (MHC)	CA	NASDAQ	15.700	15.900	11.730	2.55	13.36	6.52	53.40	0.37	43.61	240.79	29.40	41.32
NVSL	Naugatuck Valley Finl (MHC)	CT	NASDAQ	11.328	13.090	10.170	1.59	0.24	6.68	49.32	0.19	43.57	169.70	22.97	43.57
PBCT	People's Bank (MHC)	CT	NASDAQ	35.760	37.510	28.170	-1.30	6.14	9.34	77.50	0.94	37.25	382.87	46.14	38.41
PSBH	PSB Holdings Inc. (MHC)	CT	NASDAQ	10.990	11.310	10.000	2.71	0.46	7.31	70.91	0.23	36.63	150.34	15.50	39.51
RCKB	Rockville Financial Inc. (MHC)	CT	NASDAQ	14.560	15.000	12.670	0.41	1.96	7.94	59.14	0.04	NA	183.27	24.62	NA
SIFI	SI Financial Group Inc. (MHC)	CT	NASDAQ	11.420	12.450	10.350	2.42	3.91	6.42	58.88	0.14	42.30	177.99	19.39	41.62
ACFC	Atlantic Coast Fed Corp (MHC)	GA	NASDAQ	18.040	18.330	13.200	14.90	18.37	6.72	55.05	0.34	45.10	268.42	32.77	43.72
CHFN	Charter Financial Corp. (MHC)	GA	NASDAQ	38.420	40.050	32.680	2.84	0.00	12.41	56.29	2.40	57.34	309.59	68.25	83.29
HBOS	Heritage Financial Group (MHC)	GA	NASDAQ	13.950	14.150	10.260	3.03	7.06	6.00	33.78	0.20	51.67	232.34	41.29	51.67
WCFB	Webster City Fed Bncp (MHC)	IA	Pink Sheet	11.300	13.500	10.500	-3.00	-4.64	5.63	25.73	0.68	56.50	200.80	43.92	56.50
HOME	Home Federal Bancorp (MHC)	ID	NASDAQ	15.170	15.750	11.970	4.19	-1.43	7.00	49.93	0.22	34.48	216.71	30.36	33.73
AJSB	AJS Bancorp Inc. (MHC)	IL	OTC BB	24.750	25.150	22.500	2.06	-1.00	13.03	120.17	0.40	58.93	189.95	20.60	58.93
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	12.500	15.800	12.500	0.00	-9.09	10.00	129.97	0.30	22.32	124.96	9.62	22.34
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	OTC BB	11.000	11.500	10.050	-1.35	0.00	7.62	20.25	0.00	NA	144.44	54.32	NA
OTTW	Ottawa Savings Bancorp (MHC)	IL	OTC BB	11.590	12.250	9.750	0.35	-3.17	9.00	82.47	0.15	14.86	128.78	14.05	14.86
MSVB	Mid-Southern Savings Bank(MHC)	IN	OTC BB	19.960	22.300	19.000	0.00	-2.63	11.34	109.38	0.39	28.51	176.04	18.25	28.54
UCBA	United Community Bancorp (MHC)	IN	NASDAQ	10.600	11.000	10.250	0.00	1.92	7.38	41.91	0.14	NA	143.58	25.29	NA
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	33.940	35.000	31.460	-2.19	4.43	11.85	109.60	2.30	48.49	286.41	30.35	48.49
KFFB	Kentucky First Federal (MHC)	KY	NASDAQ	10.400	11.250	9.300	-0.95	-3.61	7.91	30.46	0.40	54.74	131.48	32.06	54.74
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	OTC BB	10.500	10.500	9.450	3.86	3.45	8.02	32.07	0.23	55.26	130.94	32.75	58.39
MDNB	Minden Bancorp Inc (MHC)	LA	OTC BB	22.070	22.200	20.200	-0.59	0.32	14.68	84.10	0.34	22.52	150.34	25.20	22.52
GTWN	Georgetown Bancorp Inc. (MHC)	MA	OTC BB	9.590	9.950	8.000	12.16	4.24	6.72	60.82	0.00	NM	142.74	15.77	NM
SERC	Service Bancorp Inc. (MHC)	MA	OTC BB	28.500	30.000	25.500	-0.87	-2.56	16.89	245.52	0.00	25.22	168.74	11.61	25.96
UBNK	United Financial Bancorp (MHC)	MA	NASDAQ	13.060	13.310	11.070	1.63	9.11	8.00	55.90	0.15	NA	163.25	23.38	NA
WFSM	Westborough Finl Services(MHC)	MA	OTC BB	31.700	31.700	25.150	17.63	23.11	17.54	187.79	0.24	NM	180.69	16.88	NM
WFD	Westfield Financial Inc. (MHC)	MA	AMEX	29.000	29.000	22.100	0.35	20.78	12.35	84.09	1.05	48.33	234.82	33.15	48.33
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	12.790	14.200	10.550	12.39	-1.62	5.39	136.86	0.38	NM	237.37	9.35	NM
BVFL	BV Financial Inc. (MHC)	MD	OTC BB	9.420	9.750	8.300	7.66	3.52	6.99	48.97	0.00	NA	134.67	19.24	NA
SFBI	SFSB Inc. (MHC)	MD	OTC BB	9.650	10.050	9.000	0.52	0.00	7.72	59.19	0.00	NM	125.06	16.30	NM
EBMT	Eagle Bancorp (MHC)	MT	OTC BB	31.800	36.000	30.300	-0.28	0.32	20.65	207.18	0.82	21.49	153.99	15.35	141.22
ASFE	AF Financial Group (MHC)	NC	OTC BB	19.000	23.000	18.300	0.00	2.70	13.00	212.47	0.20	21.59	146.15	8.94	21.49
WAKE	Wake Forest Bancshares (MHC)	NC	OTC BB	22.050	24.000	20.150	1.38	3.52	15.86	89.49	0.66	16.96	139.05	24.64	21.59
EQFC	Equitable Financial Corp (MHC)	NE	OTC BB	9.300	10.250	8.500	-0.53	0.00	7.75	53.07	0.00	NA	120.00	17.53	16.96
CSBK	Clifton Svngs Bncp Inc. (MHC)	NJ	NASDAQ	10.900	11.070	10.010	-0.46	3.12	6.49	27.83	0.20	NM	167.90	39.16	NA
COBK	Colonial Bkshrs Inc. (MHC)	NJ	NASDAQ	12.820	13.140	9.310	-0.62	6.83	7.83	79.41	0.00	35.61	163.73	16.14	99.09
ISBC	Investors Bancorp Inc. (MHC)	NJ	NASDAQ	13.930	14.490	9.890	3.96	1.02	7.73	47.28	0.00	NA	180.12	29.46	35.73

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 30, 2006

Ticker	Company	State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KRNY	Kearny Financial Corp (MHC)	NJ	NASDAQ	14.940	15.010	10.700	1.36	8.65	6.75	27.60	0.20	NM	221.37	54.13	115.27
LPBC	Lincoln Park Bancorp (MHC)	NJ	OTC BB	9.500	10.100	8.620	4.40	-4.52	7.13	51.98	0.05	36.54	133.30	18.28	37.19
MGYR	Magyar Bancorp Inc. (MHC)	NJ	NASDAQ	12.090	12.390	10.350	7.09	8.06	8.00	69.34	0.00	NA	151.12	17.43	NA
OSHC	Ocean Shore Holding Co. (MHC)	NJ	NASDAQ	12.750	13.100	10.510	-1.54	0.87	7.07	64.38	0.00	37.50	180.38	19.81	37.49
ROMA	Roma Financial Corp. (MHC)	NJ	NASDAQ	15.120	15.580	12.920	1.14	NA	NA	NA	0.00	NA	NA	NA	NA
WAWL	Wawel Savings Bank (MHC)	NJ	OTC BB	11.750	12.750	9.700	7.31	12.98	6.90	37.82	0.68	22.17	170.29	31.05	22.17
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTC BB	27.500	36.000	27.000	-3.51	-12.42	NA	NA	0.76	NA	NA	NA	NA
BFSB	Brooklyn Federal Bancorp (MHC)	NY	NASDAQ	12.150	12.340	9.950	0.41	1.25	5.95	28.68	0.00	36.82	204.34	42.37	NA
FLTB	Flatbush Fed Bncp Inc. (MHC)	NY	OTC BB	7.500	8.546	7.300	-6.13	-6.83	5.80	54.73	0.00	NM	129.28	13.70	83.33
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	14.000	14.000	10.850	7.69	3.70	8.48	55.74	0.15	27.45	165.09	25.11	30.16
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	14.250	19.000	13.840	-1.38	-1.72	8.17	74.20	0.46	26.39	174.42	19.04	25.89
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	NASDAQ	10.600	10.850	9.920	5.05	5.47	8.02	53.07	0.00	NA	132.18	19.97	NA
NECB	Northeast Community Bncp (MHC)	NY	NASDAQ	11.330	11.400	10.750	4.15	NA	NA	NA	0.00	NA	NA	NA	NA
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	11.700	12.860	9.750	4.00	-2.50	7.13	56.12	0.45	23.40	164.10	20.46	24.41
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	13.100	15.050	11.000	9.17	9.17	8.35	120.56	0.41	52.40	156.89	10.87	42.18
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	OTC BB	9.550	10.000	8.900	2.69	NA	NA	NA	0.00	NA	NA	NA	NA
CHEV	Cheviot Financial (MHC)	OH	NASDAQ	11.850	12.250	11.110	0.08	-1.66	7.70	31.85	0.26	59.25	153.88	37.21	59.25
GVFF	Greenville Federal Finl (MHC)	OH	OTC BB	9.800	10.250	9.700	0.00	-1.01	9.77	57.70	0.14	NA	100.31	16.98	NA
OFFO	Osage Federal Financial (MHC)	OK	OTC BB	20.500	21.750	13.150	-2.38	20.59	5.74	49.06	1.55	NM	357.13	41.79	73.21
ABBC	Abington Community Bncp (MHC)	PA	NASDAQ	14.690	15.720	11.900	0.00	5.76	7.22	58.47	0.22	34.16	203.44	25.12	33.93
EKFC	Eureka Financial Corp (MHC)	PA	OTC BB	29.400	37.500	29.000	-0.34	-9.54	15.94	76.73	1.40	36.30	184.44	38.31	36.30
FFCO	FedFirst Financial Corp. (MHC)	PA	NASDAQ	10.250	10.850	8.400	1.17	0.39	6.84	40.49	0.00	NM	149.78	25.31	126.57
ALLB	Greater Delaware Valley (MHC)	PA	NASDAQ	22.070	28.950	22.070	-8.12	-8.04	9.70	113.76	0.36	53.83	227.51	19.40	53.83
NPEN	North Penn Bancorp Inc. (MHC)	PA	OTC BB	11.250	11.750	10.100	0.45	-1.75	8.83	80.88	0.09	NM	127.39	13.91	NM
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	26.860	27.250	19.770	3.63	6.33	11.87	131.43	0.66	23.56	226.28	20.44	23.56
PBIP	Prudential Bncp Inc. PA (MHC)	PA	NASDAQ	13.360	14.400	10.700	0.23	0.23	7.26	38.15	0.16	43.10	183.95	35.02	42.79
FSGB	First Federal of SC FSB (MHC)	SC	Pink Sheet	35.000	NA	NA	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
CZWI	Citizens Community Bncp (MHC)	WI	OTC BB	20.960	21.250	10.300	4.28	16.90	8.03	71.66	0.20	NM	260.89	29.25	144.94
GFCJ	Guaranty Financial Corp. (MHC)	WI	Pink Sheet	132.000	170.000	125.000	0.00	-5.71	109.06	1,036.71	10.50	42.44	121.03	12.73	NM
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	NASDAQ	17.140	17.200	10.350	5.35	12.03	7.13	47.65	0.00	NA	240.56	35.97	NA

ALL MUTUAL HOLDING COMPANIES

	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AVERAGE	18.340	19.877	15.629	2.01	2.65	10.60	89.75	0.50	37.91	182.25	25.86	50.11
MEDIAN	13.100	14.175	10.625	0.49	0.87	7.83	58.47	0.20	36.82	168.74	23.38	41.47
HIGH	132.000	170.000	125.000	17.63	23.11	109.06	1,036.71	10.50	59.25	382.87	68.25	144.94
LOW	7.500	8.546	7.300	-8.12	-12.42	5.39	20.25	0.00	14.86	100.31	8.94	14.86

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 30, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KFED	K-Fed Bancorp (MHC)	CA	766,907	93,646	89,227	0.73	0.73	5.53	5.53	03/31/04	NASDAQ	14,362,570	225.41
NVSL	Naugatuck Valley Finl (MHC)	CT	372,350	50,394	50,186	0.57	0.57	3.78	3.78	10/01/04	NASDAQ	7,549,375	85.14
PBCT	People's Bank (MHC)	CT	11,004,700	1,326,300	1,220,800	1.26	1.22	10.64	10.33	07/06/88	NASDAQ	142,000,000	5,082.22
PSBH	PSB Holdings Inc. (MHC)	CT	474,417	48,912	40,647	0.53	0.49	4.03	3.74	10/05/04	NASDAQ	6,690,000	73.52
RCKB	Rockville Financial Inc. (MHC)	CT	1,149,344	154,404	153,334	0.74	0.72	5.12	4.98	05/23/05	NASDAQ	19,435,000	282.97
SIFI	SI Financial Group Inc. (MHC)	CT	731,444	79,702	78,934	0.46	0.47	3.97	4.04	10/01/04	NASDAQ	12,421,920	141.86
ACFC	Atlantic Coast Fed Corp (MHC)	GA	778,868	95,090	92,163	0.75	0.78	5.87	6.06	10/05/04	NASDAQ	14,148,850	255.22
CHFN	Charter Financial Corp. (MHC)	GA	1,105,187	243,655	238,017	1.22	0.84	5.08	3.49	10/17/01	NASDAQ	19,632,372	762.01
HBOS	Heritage Financial Group (MHC)	GA	381,337	67,773	67,773	0.80	0.80	4.16	4.16	06/30/05	NASDAQ	11,287,955	157.47
WCFB	Webster City Fed Bncp (MHC)	IA	97,908	21,416	21,324	0.78	0.78	3.79	3.79	08/15/94	Pink Sheet	3,805,622	43.00
HOME	Home Federal Bancorp (MHC)	ID	756,678	106,007	106,007	0.89	0.91	6.02	6.16	12/07/04	NASDAQ	15,154,114	229.89
AJSB	AJS Bancorp Inc. (MHC)	IL	256,638	27,828	27,828	0.34	0.34	3.15	3.15	12/27/01	OTC BB	2,135,572	52.86
JXSB	Jacksonville Bancorp (MHC)	IL	258,026	19,859	16,973	0.43	0.43	5.49	5.49	04/21/95	NASDAQ	1,985,317	24.82
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	73,644	27,698	27,698	NA	NA	NA	NA	04/06/06	OTC BB	3,636,875	40.01
OTTW	Ottawa Savings Bancorp (MHC)	IL	183,485	20,024	20,024	0.92	0.92	8.86	8.86	07/15/05	OTC BB	2,224,911	25.79
MSVB	Mid-Southern Savings Bank(MHC)	IN	160,543	16,643	16,643	0.66	0.66	6.26	6.26	04/09/98	OTC BB	1,467,815	29.30
UCBA	United Community Bancorp (MHC)	IN	354,707	62,485	62,485	0.31	0.37	2.53	2.99	03/31/06	NASDAQ	8,464,000	89.72
CFFN	Capitol Federal Finl (MHC)	KS	8,117,173	860,032	860,032	0.61	0.61	5.91	5.91	04/01/99	NASDAQ	74,059,798	2,513.46
KFFB	Kentucky First Federal (MHC)	KY	261,941	63,881	48,632	0.59	0.59	2.45	2.45	03/03/05	NASDAQ	8,600,000	89.44
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	114,118	28,539	28,539	0.56	0.53	2.08	1.97	01/21/05	OTC BB	3,558,958	37.37
MDNB	Minden Bancorp Inc (MHC)	LA	115,900	19,426	19,426	1.23	1.23	7.27	7.27	07/02/02	OTC BB	1,378,044	30.41
GTWN	Georgetown Bancorp Inc. (MHC)	MA	168,915	18,659	18,659	-0.23	-0.21	-1.99	-1.80	01/06/05	OTC BB	2,777,250	26.63
SERC	Service Bancorp Inc. (MHC)	MA	402,166	27,670	27,670	0.50	0.49	6.85	6.66	10/08/98	OTC BB	1,638,000	46.68
UBNK	United Financial Bancorp (MHC)	MA	961,843	137,736	NA	0.44	0.44	3.00	3.00	07/13/05	NASDAQ	17,205,995	220.27
WFSM	Westborough Finl Services(MHC)	MA	299,672	27,996	27,996	0.03	0.02	0.28	0.26	02/16/00	OTC BB	1,595,774	50.59
WFD	Westfield Financial Inc. (MHC)	MA	817,936	115,469	115,469	0.72	0.72	5.05	5.05	12/28/01	AMEX	9,727,012	282.08
BCSB	BCSB Bankcorp Inc. (MHC)	MD	809,296	31,863	29,312	-0.87	-0.86	-17.67	-17.58	07/08/98	NASDAQ	5,913,427	75.63
BVFL	BV Financial Inc. (MHC)	MD	129,531	18,501	18,476	0.40	0.40	2.75	2.75	01/14/05	OTC BB	2,845,000	24.92
SFBI	SFSB Inc. (MHC)	MD	172,957	22,547	22,547	0.08	0.12	0.62	0.91	12/31/04	OTC BB	2,922,064	28.71
EBMT	Eagle Bancorp (MHC)	MT	226,178	22,545	22,545	0.83	0.83	7.97	7.97	04/05/00	OTC BB	1,091,722	34.72
ASFE	AF Financial Group (MHC)	NC	223,264	13,661	12,013	0.42	0.42	6.92	6.92	10/07/96	OTC BB	1,050,804	19.97
WAKE	Wake Forest Bancshares (MHC)	NC	103,154	18,278	18,278	1.50	1.50	8.51	8.51	04/03/96	OTC BB	1,152,661	25.43
EQFC	Equitable Financial Corp (MHC)	NE	174,990	25,557	25,557	NA	NA	NA	NA	11/09/05	OTC BB	3,297,509	30.67
CSBK	Clifton Svngs Bncp Inc. (MHC)	NJ	830,929	193,809	193,809	0.37	0.37	1.59	1.59	03/04/04	NASDAQ	29,853,730	324.41
COBK	Colonial Bkshrs Inc. (MHC)	NJ	359,083	35,407	35,407	0.47	0.47	4.41	4.40	06/30/05	NASDAQ	4,521,696	57.97
ISBC	Investors Bancorp Inc. (MHC)	NJ	5,497,246	899,267	899,267	0.29	0.29	2.00	2.00	10/12/05	NASDAQ	116,275,688	1,619.72

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 30, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KRNY	Kearny Financial Corp (MHC)	NJ	2,007,525	490,886	407,695	0.47	0.43	1.91	1.77	02/24/05	NASDAQ	72,737,500	1,086.70
LPBC	Lincoln Park Bancorp (MHC)	NJ	96,247	13,195	13,195	0.51	0.50	3.56	3.51	12/20/04	OTC BB	1,851,500	17.59
MGYR	Magyar Bancorp Inc. (MHC)	NJ	410,736	47,369	47,369	0.32	-0.16	3.76	-1.82	01/24/06	NASDAQ	5,923,742	71.62
OSHC	Ocean Shore Holding Co. (MHC)	NJ	562,256	61,736	61,736	0.53	0.53	4.81	4.81	12/22/04	NASDAQ	8,733,942	111.36
ROMA	Roma Financial Corp. (MHC)	NJ	948,604	141,498	140,926	NA	NA	NA	NA	07/12/06	NASDAQ	NA	494.91
WAWL	Wawel Savings Bank (MHC)	NJ	81,113	14,789	14,789	1.41	1.41	7.59	7.60	04/01/04	OTC BB	2,144,701	25.20
ALMG	Alamogordo Finl Corp. (MHC)	NM	156,841	27,480	27,480	0.39	0.52	2.17	2.89	05/16/00	OTC BB	NA	36.01
BFSB	Brooklyn Federal Bancorp (MHC)	NY	379,227	78,635	78,635	1.17	NA	5.46	NA	04/06/05	NASDAQ	13,225,000	160.68
FLTB	Flatbush Fed Bncp Inc. (MHC)	NY	151,878	16,098	16,098	0.15	0.15	1.36	1.36	10/21/03	OTC BB	2,774,917	20.81
GOV	Gouverneur Bancorp (MHC)	NY	127,770	19,433	19,433	0.97	0.88	6.25	5.71	03/23/99	AMEX	2,292,084	32.09
GCBC	Greene County Bncp Inc. (MHC)	NY	307,565	33,581	33,581	0.76	0.77	6.76	6.89	12/30/98	NASDAQ	4,145,246	59.07
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	350,956	53,028	53,028	NA	NA	NA	NA	04/04/06	NASDAQ	6,612,500	70.09
NECB	Northeast Community Bncp (MHC)	NY	312,218	43,927	43,927	NA	NA	NA	NA	07/06/06	NASDAQ	NA	149.84
ONFC	Oneida Financial Corp. (MHC)	NY	436,822	54,454	34,423	0.88	0.84	7.14	6.83	12/30/98	NASDAQ	7,783,274	89.32
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	296,953	20,579	16,446	0.20	0.25	2.95	3.61	11/16/95	NASDAQ	2,463,132	32.27
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	161,382	10,050	9,627	NA	NA	NA	NA	07/11/06	OTC BB	NA	22.73
CHEV	Cheviot Financial (MHC)	OH	302,162	73,063	73,063	0.67	0.67	2.60	2.60	01/06/04	NASDAQ	9,487,524	112.14
GVFF	Greenville Federal Finl (MHC)	OH	132,625	22,454	22,454	0.59	0.58	5.18	5.03	01/05/06	OTC BB	2,298,411	22.52
OFFO	Osage Federal Financial (MHC)	OK	112,200	13,128	13,128	0.60	0.60	4.64	4.64	04/01/04	OTC BB	2,287,017	46.88
ABBC	Abington Community Bncp (MHC)	PA	894,251	110,433	110,433	0.79	0.79	5.70	5.74	12/17/04	NASDAQ	15,293,464	224.58
EKFC	Eureka Financial Corp (MHC)	PA	94,344	19,594	19,594	1.12	1.12	5.38	5.38	01/07/99	OTC BB	1,229,493	36.15
FFCO	FedFirst Financial Corp. (MHC)	PA	267,751	45,251	44,171	-0.08	0.18	-0.50	1.09	04/07/05	NASDAQ	6,612,500	68.75
ALLB	Greater Delaware Valley (MHC)	PA	391,504	33,383	33,383	0.37	0.37	4.22	4.22	03/03/95	NASDAQ	3,441,383	75.95
NPEN	North Penn Bancorp Inc. (MHC)	PA	116,753	12,748	12,748	-0.04	-0.01	-0.28	-0.05	06/02/05	OTC BB	1,443,555	16.24
NWSB	Northwest Bancorp Inc. (MHC)	PA	6,584,367	594,730	427,550	0.89	0.89	9.80	9.80	11/07/94	NASDAQ	50,097,207	1345.69
PBIP	Prudential Bncp Inc. PA (MHC)	PA	466,757	88,868	88,868	0.83	0.83	4.09	4.12	03/30/05	NASDAQ	12,236,150	162.05
FSGB	First Federal of SC FSB (MHC)	SC	113,356	9,879	9,799	0.56	0.52	6.02	5.56	11/14/94	Pink Sheet	NA	35.09
CZWI	Citizens Community Bncp (MHC)	WI	266,920	29,924	22,553	0.21	0.21	1.85	1.79	03/30/04	OTC BB	3,724,628	78.07
GFCJ	Guaranty Financial Corp. (MHC)	WI	1,923,543	202,357	201,401	0.12	-1.70	1.42	-20.26	06/21/93	Pink Sheet	1,855,431	244.92
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	1,575,301	235,538	235,538	0.49	0.49	3.76	3.76	10/05/05	NASDAQ	33,057,164	567.04

ALL MUTUAL HOLDING COMPANIES

	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AVERAGE	889,733	116,072	109,027	0.70	0.61	5.47	4.79	13,924,899	282.68
MEDIAN	309,892	34,494	33,581	0.56	0.53	4.19	4.12	4,521,696.00	70.86
HIGH	11,004,700	1,326,300	1,220,800	1.50	1.50	10.64	10.33	142,000,000	5,082.22
LOW	73,644	9,879	9,627	-0.87	-1.70	-17.67	-20.26	1,050,804	16.24

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: New England, Mid-Atlantic,
Midwest, Southeast
IPO Date: <= 06/30/05
Asset size: <=750,000,000

		IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
POLONIA BANK		-	160,770	3.12	23.36	60.78	64.80	88.16	6.71	7.06
DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/05	<750,000	<20.00	<30.00	25.00 - 75.00	40.00 - 90.00	60.00 - 92.00	<25.00	5.00 - 14.00
FNFI	First Niles Financial Inc. OH	10/27/98	98,726	37.03	10.96	37.56	49.91	60.87	22.79	15.81
HCFC	Home City Financial Corp. OH	12/30/96	148,159	9.41	0.61	43.77	84.32	84.93	24.23	9.27
FFDF	FFD Financial Corp. OH	04/03/96	161,233	NA	0.38	36.61	89.66	90.03	11.43	11.39
IFSB	Independence Federal Svgs Bank DC	06/06/85	170,205	36.36	11.60	35.76	49.88	61.48	7.05	8.43
PEDE	Great Pee Dee Bancorp Inc. SC	12/31/97	212,529	NA	6.83	35.12	82.47	89.30	NA	12.46
BRBI	Blue River Bancshares Inc. IN	06/24/98	214,296	NA	NA	NA	80.27	NA	NA	8.15
CFBK	Central Federal Corp. OH	12/30/98	219,020	4.64	12.51	22.00	76.72	89.23	19.00	13.40
FBSI	First Bancshares Inc. MO	12/22/93	237,606	17.75	15.39	32.56	59.51	74.90	11.78	11.30
PFED	Park Bancorp Inc. IL	08/12/96	239,721	17.62	10.13	37.23	65.59	75.72	24.17	12.45
MFLR	Mayflower Co-operative Bank MA	12/23/87	245,603	20.01	19.58	32.17	56.69	76.27	10.26	7.57
SSFC	South Street Financial Corp. NC	10/03/96	255,549	16.92	2.29	49.05	74.62	76.91	5.87	10.06
FBTC	First BancTrust Corp. IL	04/19/01	275,124	14.80	18.51	25.85	59.49	77.99	19.95	9.49
FFNM	First Fed of N Michigan Bncp MI	04/04/05	284,270	18.27	2.09	42.58	73.83	75.93	21.08	12.46
FBEI	First Bancorp of Indiana Inc. IN	04/07/99	294,551	15.72	13.48	28.42	63.40	76.89	24.78	9.58
ROME	Rome Bancorp Inc. NY	03/31/05	298,652	8.10	0.19	47.34	85.21	85.40	2.97	27.12
FFHS	First Franklin Corp. OH	01/26/88	301,929	9.86	2.38	60.13	83.35	85.73	16.09	8.25
GAFC	Greater Atlantic Financial VA	06/28/99	318,169	19.27	15.78	36.57	61.95	77.73	23.17	3.83
JFBI	Jefferson Bancshares Inc. TN	07/02/03	327,137	11.87	1.52	25.98	77.68	79.20	16.02	22.79
RIVR	River Valley Bancorp IN	12/20/96	327,826	NA	0.02	29.71	71.08	71.10	25.38	7.06

127

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 06/30/05
Asset size: <=750,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	POLONIA BANK		-	160,770	3.12	23.36	60.78	64.80	88.16	6.71	7.06
	DEFINED PARAMETERS FOR		Prior to					25.00 -	40.00 -	60.00 -	5.00 -
	INCLUSION IN COMPARABLE GROUP		06/30/05	< 750,000	< 20.00	< 30.00	75.00	90.00	92.00	< 25.00	14.00
ESBK	Elmira Savings Bank	NY	03/01/85	338,384	16.04	16.67	31.10	62.69	79.37	9.46	6.67
FCFL	First Community Bank Corp.	FL	05/31/03	342,525	7.73	0.79	33.62	87.09	87.89	6.98	8.89
FFBI	First Federal Bancshares Inc.	IL	08/17/00	349,915	26.21	19.11	32.11	52.05	71.16	7.68	6.03
LSBI	LSB Financial Corp.	IN	02/03/95	369,127	6.70	0.19	42.44	87.76	87.96	19.79	9.12
WAYN	Wayne Savings Bancshares	OH	01/09/03	400,474	19.74	15.92	37.05	59.18	75.10	6.24	8.86
WVFC	WVS Financial Corp.	PA	11/29/93	421,742	NA	39.66	6.83	13.21	52.87	56.38	6.98
ASBI	Ameriana Bancorp	IN	03/02/87	434,616	NA	9.92	23.75	51.41	61.33	13.46	7.84
CFFC	Community Financial Corp.	VA	03/30/88	435,313	NA	0.00	31.28	84.67	84.67	21.25	8.15
FCAP	First Capital Inc.	IN	01/04/99	447,949	16.18	4.09	46.77	75.08	79.17	17.95	9.49
WSB	Washington Savings Bank FSB	MD	08/03/88	470,101	29.24	10.42	23.54	56.45	66.87	11.89	12.50
FFFD	North Central Bancshares Inc.	IA	03/21/96	496,241	5.24	0.81	50.73	88.47	89.28	22.86	8.55
PFDC	Peoples Bancorp	IN	07/07/87	498,321	NA	NA	NA	73.83	NA	13.58	12.56
MFBC	MFB Corp.	IN	03/25/94	506,298	11.46	7.63	40.84	73.28	80.91	22.44	7.62
LSBX	LSB Corp.	MA	05/02/86	515,885	NA	30.17	14.46	47.26	77.44	29.24	10.50
FKFS	First Keystone Financial	PA	01/26/95	528,922	8.75	22.35	37.16	61.30	83.65	26.10	5.15
CEBK	Central Bancorp Inc.	MA	10/24/86	545,479	14.70	7.14	30.79	74.87	82.01	17.34	7.14
FFSX	First Federal Bankshares Inc.	IA	04/14/99	612,535	13.38	3.83	26.60	74.61	78.45	15.14	11.15
PBCI	Pamrapo Bancorp Inc.	NJ	11/14/89	644,029	3.07	25.04	42.08	69.88	94.92	15.38	9.26
CNY	Carver Bancorp Inc.	NY	10/25/94	660,993	5.99	14.56	21.88	74.65	89.21	14.19	7.37

128

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 06/30/05
Asset size: <=750,000,000

		IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
POLONIA BANK		-	160,770	3.12	23.36	60.78	64.80	88.16	6.71	7.06
DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/05	<750,000	<20.00	<30.00	25.00 - 75.00	40.00 - 90.00	60.00 - 92.00	<25.00	5.00 - 14.00
HIFS	Hingham Instit. for Savings	MA 12/20/88	663,053	16.90	2.05	41.14	77.96	80.02	32.83	7.56
NHTB	New Hampshire Thrift Bncshrs	NH 05/22/86	670,966	NA	7.95	46.65	73.33	81.28	NA	7.00
THRD	TF Financial Corp.	PA 07/13/94	674,134	5.57	13.08	53.24	76.82	89.90	18.25	9.33
CSBC	Citizens South Banking Corp.	NC 10/01/02	716,160	9.73	9.27	23.67	70.45	79.72	12.19	11.80
FSBI	Fidelity Bancorp Inc.	PA 06/24/88	728,113	23.13	16.12	34.73	57.56	73.67	35.55	5.73
FDT	Federal Trust Corp.	FL 12/12/97	742,689	NA	2.97	55.05	83.51	86.48	NA	7.15
CASH	Meta Financial Group Inc.	IA 09/20/93	746,810	NA	23.88	9.40	53.44	77.32	19.14	5.82
HFBC	HopFed Bancorp Inc.	KY 02/09/98	748,030	NA	6.62	28.18	63.22	69.84	20.62	6.62

129

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 06/30/05
Asset size: <=750,000,000

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE					ASSET QUALITY [1]		
					Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	POLONIA BANK		-	**160,770**	**0.05**	**0.73**	**2.88**	**3.34**	**(0.08)**	**0.15**	**0.02**	**0.40**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/05	< 750,000	< 0.75	< 12.00	2.25 - 3.50	2.25 - 4.00	< 1.25	< 1.00	< 0.25	> 0.25
FNFI	First Niles Financial Inc.	OH	10/27/98	98,726	0.67	4.13	2.81	1.84	0.36	0.95	0.00	0.75
HCFC	Home City Financial Corp.	OH	12/30/96	148,159	0.55	6.21	3.26	2.29	0.18	0.59	0.01	0.95
FFDF	FFD Financial Corp.	OH	04/03/96	161,233	0.85	7.44	3.89	2.70	0.37	NA	0.00	0.43
IFSB	Independence Federal Svgs Bank	DC	06/06/85	170,205	-0.55	-5.62	3.33	5.94	1.92	0.40	0.00	0.26
PEDE	Great Pee Dee Bancorp Inc.	SC	12/31/97	212,529	0.79	6.29	3.48	2.26	0.37	NA	0.10	0.89
BRBI	Blue River Bancshares Inc.	IN	06/24/98	214,296	0.78	9.77	3.76	3.37	0.67	1.42	NA	0.75
CFBK	Central Federal Corp.	OH	12/30/98	219,020	-1.54	-11.77	3.48	4.70	0.34	0.46	0.03	0.91
FBSI	First Bancshares Inc.	MO	12/22/93	237,606	-0.06	-0.50	3.32	2.97	0.89	0.97	0.06	0.90
PFED	Park Bancorp Inc.	IL	08/12/96	239,721	0.13	1.09	3.11	2.63	0.37	0.98	0.23	0.60
MFLR	Mayflower Co-operative Bank	MA	12/23/87	245,603	0.67	8.62	3.42	2.62	0.34	0.00	0.00	0.69
SSFC	South Street Financial Corp.	NC	10/03/96	255,549	0.70	6.47	3.46	2.45	0.34	0.46	0.11	0.28
FBTC	First BancTrust Corp.	IL	04/19/01	275,124	0.45	4.22	3.39	3.70	1.20	0.65	0.05	0.97
FFNM	First Fed of N Michigan Bncp	MI	04/04/05	284,270	0.39	3.00	3.29	3.98	1.58	1.57	0.18	0.54
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	294,551	0.32	3.08	2.57	2.47	0.67	0.16	0.00	0.29
ROME	Rome Bancorp Inc.	NY	03/31/05	298,652	1.11	3.70	4.94	3.35	0.62	0.31	0.00	0.65
FFHS	First Franklin Corp.	OH	01/26/88	301,929	0.30	3.44	2.39	2.17	0.39	1.47	0.09	0.44
GAFC	Greater Atlantic Financial	VA	06/28/99	318,169	-1.41	-30.85	2.16	5.01	1.84	0.54	0.00	0.39

130

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 06/30/05
Asset size: <=750,000,000

			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	POLONIA BANK		-	160,770	0.05	0.73	2.88	3.34	(0.08)	0.15	0.02	0.40
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/05	< 750,000	< 0.75	< 12.00	2.25 - 3.50	2.25 - 4.00	< 1.25	< 1.00	< 0.25	> 0.25
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	327,137	0.80	3.21	3.89	2.88	0.42	0.13	0.05	0.66
RIVR	River Valley Bancorp	IN	12/20/96	327,826	0.57	8.01	NA	2.30	0.75	1.03	0.04	0.73
ESBK	Elmira Savings Bank	NY	03/01/85	338,384	0.73	10.50	3.32	2.60	0.58	0.24	0.05	0.57
FCFL	First Community Bank Corp.	FL	05/31/03	342,525	1.03	11.50	4.58	2.84	0.35	0.00	0.00	1.01
FFBI	First Federal Bancshares Inc.	IL	08/17/00	349,915	0.19	2.82	2.25	2.13	0.36	0.40	0.07	0.27
LSBI	LSB Financial Corp.	IN	02/03/95	369,127	0.90	10.12	3.44	2.24	0.75	2.83	0.97	0.74
WAYN	Wayne Savings Bancshares	OH	01/09/03	400,474	0.43	4.68	3.10	2.72	0.42	0.23	0.04	0.37
WVFC	WVS Financial Corp.	PA	11/29/93	421,742	0.66	9.82	1.59	0.82	0.17	NA	0.00	0.24
ASBI	Ameriana Bancorp	IN	03/02/87	434,616	0.18	2.21	2.39	2.86	0.91	0.92	0.33	0.67
CFFC	Community Financial Corp.	VA	03/30/88	435,313	1.00	12.24	NA	2.64	0.68	0.14	0.00	0.69
FCAP	First Capital Inc.	IN	01/04/99	447,949	0.88	9.10	3.39	2.33	0.66	0.90	0.12	0.51
WSB	Washington Savings Bank FSB	MD	08/03/88	470,101	1.09	9.84	4.05	2.71	0.95	NA	0.29	1.22
FFFD	North Central Bancshares Inc.	IA	03/21/96	496,241	1.11	12.41	2.91	2.68	1.56	0.36	0.17	0.68
PFDC	Peoples Bancorp	IN	07/07/87	498,321	0.68	5.19	3.30	2.56	0.37	0.62	NA	0.38
MFBC	MFB Corp.	IN	03/25/94	506,298	0.48	6.65	2.83	2.98	1.21	0.56	0.24	1.60
LSBX	LSB Corp.	MA	05/02/86	515,885	0.28	2.57	2.59	2.32	-0.18	0.01	0.00	0.81
FKFS	First Keystone Financial	PA	01/26/95	528,922	0.13	2.44	2.34	2.37	0.57	1.12	0.52	0.55

ASSET QUALITY (1)

131

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 06/30/05
Asset size: <=750,000,000

		IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
						OPERATING PERFORMANCE			*ASSET QUALITY (1)*		
POLONIA BANK		-	160,770	0.05	0.73	2.88	3.34	(0.08)	0.15	0.02	0.40
DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/05	< 750,000	< 0.75	< 12.00	2.25 - 3.50	2.25 - 4.00	< 1.25	< 1.00	< 0.25	> 0.25
CEBK	Central Bancorp Inc.	MA 10/24/86	545,479	0.32	4.33	2.98	2.66	0.37	0.22	0.00	0.70
FFSX	First Federal Bankshares Inc.	IA 04/14/99	612,535	0.49	3.85	3.23	2.96	NA	0.92	0.03	0.89
PBCI	Pamrapo Bancorp Inc.	NJ 11/14/89	644,029	1.13	12.47	3.67	2.11	0.37	0.30	0.00	0.42
CNY	Carver Bancorp Inc.	NY 10/25/94	660,993	0.65	8.61	3.18	2.96	0.81	0.42	0.00	0.61
HIFS	Hingham Instit. for Savings	MA 12/20/88	663,053	0.89	11.28	2.86	1.58	0.25	0.03	0.00	0.52
NHTB	New Hampshire Thrift Bncshrs	NH 05/22/86	670,966	0.89	12.48	3.29	2.46	0.77	0.04	0.00	0.60
THRD	TF Financial Corp.	PA 07/13/94	674,134	0.87	9.33	3.63	2.54	0.40	0.35	0.10	0.41
CSBC	Citizens South Banking Corp.	NC 10/01/02	716,160	NA	NA	3.30	2.55	NA	0.53	0.19	0.76
FSBI	Fidelity Bancorp Inc.	PA 06/24/88	728,113	0.52	8.55	2.16	1.73	0.51	0.47	0.09	0.36
FDT	Federal Trust Corp.	FL 12/12/97	742,689	NA	NA	2.29	1.56	NA	0.36	0.01	0.61
CASH	Meta Financial Group Inc.	IA 09/20/93	746,810	NA	NA	2.71	3.25	NA	0.69	0.01	0.88
HFBC	HopFed Bancorp Inc.	KY 02/09/98	748,030	0.67	8.59	2.59	1.99	0.61	0.19	0.04	0.56

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS

		IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
POLONIA BANK		-	**160,770**	**3.12**	**23.36**	**60.78**	**64.80**	**88.16**	**6.71**	**7.06**
DEFINED PARAMETERS FOR		*Prior to*								*5.00 -*
INCLUSION IN COMPARABLE GROUP		*06/30/05*	*< 750,000*	*< 20.00*	*< 30.00*	*25.00 - 75.00*	*40.00 - 90.00*	*60.00 - 92.00*	*< 25.00*	*14.00*
HCFC	Home City Financial Corp.	OH 12/30/96	148,159	9.41	0.61	43.77	84.32	84.93	24.23	9.27
FBSI	First Bancshares Inc.	MO 12/22/93	237,606	17.75	15.39	32.56	59.51	74.90	11.78	11.30
PFED	Park Bancorp Inc.	IL 08/12/96	239,721	17.62	10.13	37.23	65.59	75.72	24.17	12.45
FBTC	First BancTrust Corp.	IL 04/19/01	275,124	14.80	18.51	25.85	59.49	77.99	19.95	9.49
FBEI	First Bancorp of Indiana Inc.	IN 04/07/99	294,551	15.72	13.48	28.42	63.40	76.89	24.78	9.58
ESBK	Elmira Savings Bank	NY 03/01/85	338,384	16.04	16.67	31.10	62.69	79.37	9.46	6.67
WAYN	Wayne Savings Bancshares	OH 01/09/03	400,474	19.74	15.92	37.05	59.18	75.10	6.24	8.86
MFBC	MFB Corp.	IN 03/25/94	506,298	11.46	7.63	40.84	73.28	80.91	22.44	7.62
CEBK	Central Bancorp Inc.	MA 10/24/86	545,479	14.70	7.14	30.79	74.87	82.01	17.34	7.14
FFSX	First Federal Bankshares Inc.	IA 04/14/99	612,535	13.38	3.83	26.60	74.61	78.45	15.14	11.15
	AVERAGE		359,833	15.06	10.93	33.42	67.69	78.63	17.55	9.35
	MEDIAN		316,468	15.26	11.81	31.83	64.49	78.22	18.64	9.38
	HIGH		612,535	19.74	18.51	43.77	84.32	84.93	24.78	12.45
	LOW		148,159	9.41	0.61	25.85	59.18	74.90	6.24	6.67

Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
POLONIA BANK			-	**160,770**	**0.05**	**0.73**	**2.88**	**3.34**	**(0.08)**	**0.15**	**0.02**	**0.40**
DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP			Prior to 06/30/05	< 750,000	< 0.75	< 12.00	2.25 - 3.50	2.25 - 4.00	< 1.25	< 1.00	< 0.25	> 0.25
HCFC	Home City Financial Corp.	OH	12/30/96	148,159	0.55	6.21	3.26	2.29	0.18	0.59	0.01	0.95
FBSI	First Bancshares Inc.	MO	12/22/93	237,606	-0.06	-0.50	3.32	2.97	0.89	0.97	0.06	0.90
PFED	Park Bancorp Inc.	IL	08/12/96	239,721	0.13	1.09	3.11	2.63	0.31	0.98	0.23	0.60
FBTC	First BancTrust Corp.	IL	04/19/01	275,124	0.45	4.22	3.39	3.70	1.17	0.65	0.05	0.97
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	294,551	0.32	3.08	2.57	2.47	0.67	0.16	0.00	0.29
ESBK	Elmira Savings Bank	NY	03/01/85	338,384	0.73	10.50	3.32	2.60	0.58	0.24	0.05	0.57
WAYN	Wayne Savings Bancshares	OH	01/09/03	400,474	0.43	4.68	3.10	2.72	0.42	0.23	0.04	0.37
MFBC	MFB Corp.	IN	03/25/94	506,298	0.48	6.65	2.83	2.98	1.21	0.56	0.24	1.60
CEBK	Central Bancorp Inc.	MA	10/24/86	545,479	0.32	4.33	2.98	2.66	0.29	0.22	0.00	0.70
FFSX	First Federal Bankshares Inc.	IA	04/14/99	612,535	0.49	3.85	3.23	2.96	1.11	0.92	0.03	0.89
	AVERAGE			359,833	0.38	4.41	3.11	2.80	0.68	0.55	0.07	0.78
	MEDIAN			316,468	0.44	4.28	3.17	2.69	0.62	0.58	0.05	0.80
	HIGH			612,535	0.73	10.50	3.39	3.70	1.21	0.98	0.24	1.60
	LOW			148,159	-0.06	-0.50	2.57	2.29	0.18	0.16	0.00	0.29

ASSET QUALITY [1] covers the last three columns (NPA/Assets, Repo. Assets/Assets, Reserves/Assets). *OPERATING PERFORMANCE* covers Core ROAA through Noninterest Income/Assets.

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

134

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

Most Recent Quarter

		Number of Offices	Exchange	Conversion (IPO) Date	Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT										
POLONIA BANK	Huntingdon Valley	PA								
		5	-	-	160,770	154,413	104,178	0	135,820	11,358
COMPARABLE GROUP										
CEBK Central Bancorp, Inc.	Somerville	MA 11	NASDAQ	10/24/86	545,479	521,895	408,425	2,232	408,898	38,959
ESBK Elmira Savings Bank, FSB	Elmira	NY 6	NASDAQ	03/01/85	338,384	313,105	212,138	295	241,068	22,576
FBEI First Bancorp of Indiana, Inc.	Evansville	IN 8	NASDAQ	04/07/99	294,551	258,952	186,752	1,873	189,341	28,206
FBSI First Bancshares, Inc.	Mountain Grove	MO 10	NASDAQ	12/22/93	237,606	213,457	141,391	362	181,933	26,842
FBTC First BancTrust Corporation	Paris	IL 6	NASDAQ	04/19/01	275,124	245,683	163,661	1,009	191,762	26,103
FFSX First Federal Bankshares, Inc.	Sioux City	IA 15	NASDAQ	04/14/99	612,535	538,673	457,029	18,541	446,056	68,324
HCFC Home City Financial Corporation	Springfield	OH 2	NASDAQ	12/30/96	148,159	139,411	124,926	231	97,229	13,736
MFBC MFB Corp.	Mishawaka	IN 13	NASDAQ	03/25/94	506,298	468,267	371,009	3,778	350,564	38,581
PFED Park Bancorp, Inc.	Chicago	IL 3	NASDAQ	08/12/96	239,721	208,931	157,223	0	148,472	29,839
WAYN Wayne Savings Bancshares, Inc.	Wooster	OH 11	NASDAQ	01/09/03	400,474	376,729	237,003	2,481	337,718	35,500
Average		8.5			359,833	328,510	245,956	3,080	259,304	32,867
Median		9.0			316,468	286,029	199,445	1,441	216,415	29,023
High		15.0			612,535	538,673	457,029	18,541	446,056	68,324
Low		2.0			148,159	139,411	124,926	0	97,229	13,736

KELLER & COMPANY
Columbus, Ohio
614-766-1426

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

As a Percent of Total Assets

	Total Assets ($000)	Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Real Estate Owned (%)	Goodwill & Intang. (%)	Other Assets (%)	High Risk R.E. Loans (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
SUBJECT													
POLONIA BANK	160,770	3.12	23.36	64.80	0.40	0.02	0.00	8.72	2.87	0.15	96.05	91.19	0.00
COMPARABLE GROUP													
CEBK Central Bancorp Inc.	545,479	14.70	7.14	74.87	0.70	0.00	0.41	4.22	44.29	0.22	96.29	83.98	0.00
ESBK Elmira Savings Bank	338,384	16.04	16.67	62.69	0.57	0.05	0.09	4.94	12.30	0.24	89.80	79.90	0.00
FBEI First Bancorp of Indiana Inc.	294,551	15.72	13.48	63.40	0.29	0.00	0.64	5.73	7.57	0.16	86.95	77.06	0.00
FBSI First Bancshares Inc.	237,606	17.75	15.39	59.51	0.90	0.06	0.15	7.14	20.95	0.97	98.77	91.45	0.00
FBTC First BancTrust Corp.	275,124	14.80	18.51	59.49	0.97	0.05	0.37	6.68	21.80	0.65	81.49	71.32	0.16
FFSX First Federal Bankshares Inc.	612,535	13.38	3.83	74.61	0.89	0.03	3.03	5.14	35.37	0.92	86.87	76.63	0.00
HCFC Home City Financial Corp.	148,159	9.41	0.61	84.32	0.95	0.01	0.16	5.50	31.89	0.59	96.41	88.49	0.00
MFBC MFB Corp.	506,298	11.46	7.63	73.28	1.60	0.34	0.75	6.41	22.30	0.56	97.40	90.91	0.47
PFED Park Bancorp Inc.	239,721	17.62	10.13	65.59	0.60	0.63	0.00	6.22	21.48	0.98	99.36	92.10	0.00
WAYN Wayne Savings Bancshares	400,474	19.74	15.92	59.18	0.37	0.04	0.62	4.52	15.40	0.23	92.15	84.99	0.00
Average	359,833	15.06	10.93	67.69	0.78	0.12	0.62	5.65	23.33	0.55	92.55	83.68	0.06
Median	316,468	15.26	11.81	64.49	0.80	0.05	0.39	5.62	21.64	0.57	94.22	84.48	0.00
High	612,535	19.74	18.51	84.32	1.60	0.63	3.03	7.14	44.29	0.98	99.36	92.10	0.47
Low	148,159	9.41	0.61	59.18	0.29	0.00	0.00	4.22	7.57	0.16	81.49	71.32	0.00
ALL THRIFTS (211)													
Average	4,542,634	13.34	9.50	71.67	0.62	0.11	0.82	4.19	25.41	0.62	92.07	81.20	0.17
MID ATLANTIC THRIFTS (42)													
Average	5,419,734	14.39	15.42	63.82	0.54	0.04	1.55	3.97	21.56	0.23	91.30	78.83	0.03
PENNSYLVANIA THRIFTS (13)													
Average	7,772,480	15.56	22.10	54.08	0.46	0.08	1.74	4.24	13.25	0.28	90.02	79.36	0.02

BALANCE SHEET COMPARISON
LIABILITIES AND EQUITY - MOST RECENT QUARTER

As a Percent of Assets

	Total Liabilities ($000)	Total Equity ($000)	Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Risk-Based Capital (%)
SUBJECT													
POLONIA BANK	149,416	11,358	84.48	6.71	1.74	0.00	0.00	(0.54)	7.60	7.06	7.60	7.60	16.39
COMPARABLE GROUP													
CEBK Central Bancorp Inc.	506,520	38,959	74.96	17.34	0.56	0.00	7.14	0.00	7.41	7.14	6.76	6.91	13.09
ESBK Elmira Savings Bank	315,808	22,576	71.24	9.46	0.82	0.00	6.67	0.00	1.51	6.67	6.59	7.21	13.05
FBEI First Bancorp of Indiana Inc.	266,345	28,206	64.28	24.78	1.36	0.00	9.58	0.00	5.60	9.58	9.00	8.76	12.83
FBSI First Bancshares Inc.	210,764	26,842	76.57	11.78	0.35	0.00	11.30	(0.13)	6.62	11.30	11.16	9.81	17.77
FBTC First BancTrust Corp.	249,021	26,103	69.70	19.95	0.86	0.00	9.49	(0.30)	7.34	9.49	9.15	10.92	19.13
FFSX First Federal Bankshares Inc.	544,211	68,324	72.82	15.14	0.88	0.00	11.15	(0.05)	5.11	11.15	8.38	7.27	10.94
HCFC Home City Financial Corp.	134,423	13,736	65.62	24.23	0.87	0.00	9.27	0.00	5.94	9.27	9.13	9.06	13.15
MFBC MFB Corp.	467,717	38,581	69.24	22.44	0.70	0.00	7.62	(0.13)	5.18	7.62	6.93	7.77	11.97
PFED Park Bancorp Inc.	209,882	29,839	61.94	24.17	1.45	0.00	12.45	(0.27)	4.51	12.45	12.45	11.56	17.37
WAYN Wayne Savings Bancshares	364,974	35,500	84.33	6.24	0.56	0.00	8.86	(0.38)	2.87	8.86	8.30	7.52	15.12
Average	326,967	32,867	71.07	17.55	0.84	0.00	9.35	(0.13)	5.21	9.35	8.79	8.68	14.44
Median	291,077	29,023	70.47	18.64	0.84	0.00	9.38	(0.09)	5.39	9.38	8.69	8.26	13.12
High	544,211	68,324	84.33	24.78	1.45	0.00	12.45	0.00	7.41	12.45	12.45	11.56	19.13
Low	134,423	13,736	61.94	6.24	0.35	0.00	6.67	(0.38)	1.51	6.67	6.59	6.91	10.94
ALL THRIFTS (211) Average	4,138,767	390,207	57.02	32.14	1.94	0.03	8.56	(0.13)	4.65	10.01	9.28	9.27	13.86
MID ATLANTIC THRIFTS (42) Average	4,825,000	589,736	56.42	31.35	1.25	0.09	10.80	(0.27)	4.49	10.30	8.85	9.07	14.14
PENNSYLVANIA THRIFTS (13) Average	7,025,167	731,200	59.49	29.45	1.45	0.19	9.21	(0.22)	3.94	8.37	6.73	7.96	15.27

INCOME AND EXPENSE COMPARISON
TRAILING FOUR QUARTERS
($000)

	Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Goodwill & Intang. Amtz.	Net Real Est. Expense	Total Non-Int. Expense	Non-Recurring Expense	Net Income Before Taxes	Income Taxes	Net Inc. Before Extraord. Items	Extraord. Items	Net Income	Core Income
SUBJECT																
POLONIA BANK	**8,359**	**3,762**	**4,597**	**0**	**(1,006)**	**(141)**	**0**	**0**	**5,576**	**0**	**(1,120)**	**(204)**	**(916)**	**0**	**(916)**	**90**
COMPARABLE GROUP																
CEBK Central Bancorp Inc.	30,473	14,714	15,737	100	814	1,579	0	0	14,540	(25)	3,115	1,064	2,051	0	2,051	1,766
ESBK Elmira Savings Bank	17,368	7,270	10,098	30	83	1,969	108	0	8,582	0	4,087	1,283	2,804	0	2,804	2,393
FBEI First Bancorp of Indiana Inc.	14,228	7,647	6,581	362	493	1,966	76	0	6,910	0	1,961	621	1,340	0	1,340	894
FBSI First Bancshares Inc.	12,946	5,647	7,299	2,909	0	2,115	68	37	7,170	191	(855)	(597)	(258)	0	(258)	(134)
FBTC First BancTrust Corp.	13,813	5,969	7,844	461	0	3,227	126	68	9,265	0	1,431	259	1,172	0	1,172	1,116
FFSX First Federal Bankshares Inc.	32,294	15,096	17,198	1,920	0	6,544	44	0	17,295	0	4,527	1,195	3,332	0	3,332	2,865
HCFC Home City Financial Corp.	9,184	4,586	4,598	231	404	264	32	0	3,433	0	1,214	371	843	0	843	833
MFBC MFB Corp.	28,903	14,771	14,132	1,957	213	6,608	466	0	15,828	405	2,750	342	2,408	0	2,408	2,541
PFED Park Bancorp Inc.	13,124	5,989	7,135	997	0	743	0	0	6,596	0	437	8	429	0	429	330
WAYN Wayne Savings Bancshares	20,443	8,913	11,530	241	23	1,679	0	0	10,767	0	2,317	524	1,793	0	1,793	1,718
Average	19,278	9,060	10,215	921	203	2,669	92	11	10,039	57	2,098	507	1,591	0	1,591	1,432
Median	15,798	7,459	8,971	412	53	1,968	56	0	8,924	0	2,139	448	1,567	0	1,567	1,417
High	32,294	15,096	17,198	2,909	814	6,608	466	68	17,295	405	4,527	1,283	3,332	0	3,332	2,865
Low	9,184	4,586	4,598	30	0	264	0	0	3,433	(25)	(855)	(597)	(258)	0	(258)	(134)
ALL THRIFTS (211)																
Average	245,902	130,803	112,513	4,570	14,233	53,432	1,465	20	92,480	978	66,584	23,912	42,482	63	42,545	45,927
MID ATLANTIC THRIFTS (42)																
Average	248,659	129,168	116,831	3,144	3,247	29,560	3,245	(19)	74,187	2,123	59,484	18,369	41,115	0	41,115	47,339
PENNSYLVANIA THRIFTS (13)																
Average	308,498	159,915	148,583	9,791	584	50,604	6,538	51	117,417	1,637	47,291	8,283	39,008	0	39,008	55,055

138

INCOME AND EXPENSE COMPARISON
AS A PERCENTAGE OF AVERAGE ASSETS
TRAILING FOUR QUARTERS

	Interest Income (%)	Interest Expense (%)	Net Interest Income (%)	Provision for Loss (%)	Gain (Loss) on Sale (%)	Total Non-Int. Income (%)	Goodwill & Intang. Amtz. (%)	Net Real Est. Expense (%)	Total Non-Int. Expense (%)	Non-Recurring Expense (%)	Net Income Before Taxes (%)	Income Taxes (%)	Net Inc. Before Extraord. Items (%)	Extraord. Items (%)	Net Income (%)	Core Income (%)
SUBJECT																
POLONIA BANK	**5.01**	**2.26**	**2.75**	**0.00**	**(0.60)**	**(0.08)**	**0.00**	**0.00**	**3.34**	**0.00**	**(0.67)**	**(0.12)**	**(0.55)**	**0.00**	**(0.55)**	**0.05**
COMPARABLE GROUP																
CEBK Central Bancorp Inc.	5.58	2.69	2.88	0.02	0.08	0.29	0.00	0.00	2.66	(0.00)	0.57	0.19	0.38	0.00	0.38	0.32
ESBK Elmira Savings Bank	5.27	2.21	3.06	0.01	0.00	0.58	0.03	0.00	2.60	0.00	1.24	0.39	0.85	0.00	0.85	0.73
FBEI First Bancorp of Indiana Inc.	5.10	2.74	2.36	0.13	0.00	0.67	0.03	0.00	2.47	0.00	0.70	0.22	0.48	0.00	0.48	0.32
FBSI First Bancshares Inc.	5.36	2.34	3.02	1.20	0.00	0.89	0.03	0.02	2.97	0.08	(0.35)	(0.25)	(0.11)	0.00	(0.11)	(0.06)
FBTC First BancTrust Corp.	5.51	2.38	3.13	0.18	0.03	1.17	0.05	0.03	3.70	0.00	0.57	0.10	0.47	0.00	0.47	0.45
FFSX First Federal Bankshares Inc.	5.52	2.58	2.94	0.33	0.00	1.07	0.01	0.00	2.96	0.00	0.77	0.20	0.57	0.00	0.57	0.49
HCFC Home City Financial Corp.	6.12	3.05	3.06	0.15	0.00	0.18	0.02	0.00	2.29	0.00	0.81	0.25	0.56	0.00	0.56	0.55
MFBC MFB Corp.	5.44	2.78	2.66	0.37	0.00	1.21	0.09	0.00	2.98	0.08	0.52	0.06	0.45	0.00	0.45	0.48
PFED Park Bancorp Inc.	5.24	2.39	2.85	0.40	0.06	0.31	0.00	0.00	2.63	0.00	0.17	0.00	0.17	0.00	0.17	0.13
WAYN Wayne Savings Bancshares	5.17	2.26	2.92	0.06	0.00	0.42	0.00	0.00	2.72	0.00	0.59	0.13	0.45	0.00	0.45	0.43
Average	5.43	2.54	2.89	0.29	0.02	0.68	0.03	0.00	2.80	0.02	0.56	0.13	0.43	0.00	0.43	0.38
Median	5.40	2.49	2.93	0.17	0.00	0.62	0.02	0.00	2.69	0.00	0.58	0.16	0.46	0.00	0.46	0.44
High	6.12	3.05	3.13	1.20	0.08	1.21	0.09	0.03	3.70	0.08	1.24	0.39	0.85	0.00	0.85	0.73
Low	5.10	2.21	2.36	0.01	0.00	0.18	0.00	0.00	2.29	(0.00)	(0.35)	(0.25)	(0.11)	0.00	(0.11)	(0.06)
ALL THRIFTS (211) Average	5.49	2.92	2.57	0.10	0.31	1.22	0.03	0.00	2.11	0.02	1.52	0.55	0.97	0.00	0.97	1.00
MID ATLANTIC THRIFTS (42) Average	5.04	2.62	2.43	0.07	0.07	0.61	0.07	(0.00)	1.54	0.04	1.24	0.38	0.85	0.00	0.85	0.98
PENNSYLVANIA THRIFTS (13) Average	5.16	2.67	2.48	0.16	0.01	0.85	0.11	0.00	1.96	0.03	0.79	0.14	0.65	0.00	0.65	0.92

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

	Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT								
POLONIA BANK	**5.23**	**2.40**	**2.83**	**2.88**	**(0.55)**	**0.05**	**(7.41)**	**0.73**
COMPARABLE GROUP								
CEBK Central Bancorp Inc.	5.93	3.03	2.90	2.98	0.38	0.32	5.03	4.33
ESBK Elmira Savings Bank	5.56	2.54	3.02	3.32	0.85	0.73	12.30	10.50
FBEI First Bancorp of Indiana Inc.	5.41	2.98	2.43	2.57	0.48	0.32	4.62	3.08
FBSI First Bancshares Inc.	5.87	2.80	3.07	3.32	(0.11)	(0.06)	(0.96)	(0.50)
FBTC First BancTrust Corp.	6.18	2.89	3.28	3.39	0.47	0.45	4.44	4.22
FFSX First Federal Bankshares Inc.	5.96	2.96	3.01	3.23	0.57	0.49	4.75	3.85
HCFC Home City Financial Corp.	6.36	3.46	2.91	3.26	0.56	0.55	6.29	6.21
MFBC MFB Corp.	5.89	3.03	2.86	2.83	0.45	0.48	6.30	6.65
PFED Park Bancorp Inc.	5.75	2.86	2.89	3.11	0.17	0.13	1.41	1.09
WAYN Wayne Savings Bancshares	5.22	2.39	2.84	3.10	0.45	0.43	4.89	4.68
Average	5.81	2.89	2.92	3.11	0.43	0.38	4.91	4.41
Median	5.88	2.93	2.90	3.17	0.46	0.44	4.82	4.28
High	6.36	3.46	3.28	3.39	0.85	0.73	12.30	10.50
Low	5.22	2.39	2.43	2.57	(0.11)	(0.06)	(0.96)	(0.50)
ALL THRIFTS (211)								
Average	5.87	2.91	2.96	3.19	0.97	1.00	11.41	11.79
MID ATLANTIC THRIFTS (42)								
Average	5.62	2.80	2.82	3.03	0.85	0.98	7.60	8.75
PENNSYLVANIA THRIFTS (13)								
Average	5.41	3.06	2.35	2.52	0.58	0.59	7.36	7.54

* Based on average interest-earning assets.

140

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

	DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD				
	12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT									
POLONIA BANK	0.00	0.00	0.00	0.00	0.63	261.69	0.04	0.00	NM
COMPARABLE GROUP									
CEBK Central Bancorp Inc.	0	0.72	2.37	50.70	0.93	310.49	0.00	NM	34.16
ESBK Elmira Savings Bank	0	0.74	2.80	35.06	0.90	257.37	0.06	26.79	31.39
FBEI First Bancorp of Indiana Inc.	0	0.60	3.14	68.97	0.45	186.45	0.14	21.39	31.67
FBSI First Bancshares Inc.	0	0.16	0.96	NM	1.49	85.31	1.34	140.80	NM
FBTC First BancTrust Corp.	0	0.24	2.11	48.00	1.61	149.55	0.22	147.76	18.10
FFSX First Federal Bankshares Inc.	0	0.40	1.83	40.82	1.18	53.24	0.69	60.55	26.40
HCFC Home City Financial Corp.	0	0.44	2.85	43.14	1.11	155.59	0.09	210.00	30.56
MFBC MFB Corp.	0	0.53	1.77	30.64	2.14	205.01	0.08	NM	12.44
PFED Park Bancorp Inc.	0	0.54	2.23	145.95	0.90	48.56	0.58	106.52	1.83
WAYN Wayne Savings Bancshares	0	0.48	3.20	87.27	0.62	159.91	0.06	166.21	22.62
Average	0	0.48	2.33	61.17	1.13	161.15	0.33	110.00	23.24
Median	0	0.51	2.30	48.00	1.02	157.75	0.12	123.66	26.40
High	0	0.74	3.20	145.95	2.14	310.49	1.34	210.00	34.16
Low	0	0.16	0.96	30.64	0.45	48.56	0.00	21.39	1.83
ALL THRIFTS (211) Average	11.49	0.42	2.05	53.67	0.88	209.76	0.13	164.59	29.76
MID ATLANTIC THRIFTS (42) Average	1.12	0.37	2.15	42.22	0.88	292.45	0.07	122.86	29.92
PENNSYLVANIA THRIFTS (13) Average	0.00	0.41	2.35	48.10	0.91	196.01	0.12	160.02	16.33

141

VALUATION ANALYSIS AND CONCLUSIONS

Polonia Bank/Polonia Bancorp
Stock Prices as of August 29, 2006

Valuation assumptions:	Symbol		Value	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Post conv. price to earnings	P/E		NM	24.64	21.95	20.68	17.02
Post conv. price to book value	P/B		70.49%	117.50%	107.06%	138.85%	127.71%
Post conv. price to assets	P/A		11.96%	10.76%	10.47%	13.49%	12.31%
Post conv. price to core earnings	P/E		31.67	33.14	24.18	23.73	16.95
Pre conversion earnings ($)	Y	$	-916,000	For the twelve months ended June 30, 2006			
Pre conversion book value ($)	B	$	11,358,000	At June 30, 2006			
Pre conversion assets ($)	A	$	160,770,000	At June 30, 2006			
Pre conversion core earnings ($)		$	90,000	For the twelve months ended June 30, 2006			
Conversion expense ($)	X	$	787,000				
Proceeds not reinvested ($)	Z	$	862,400	ESOP shares.			
ESOP borrowings ($)	E	$	862,400				
ESOP cost of borrowings, net (%)	S		0.00%				
ESOP term of borrowings (yrs.)	T		15				
RRP amount ($)	M	$	431,200				
RRP expense ($)	N	$	86,240				
Tax rate (%)	TAX		34.00%				
Investment rate of return, net (%)	R		3.44%				
Investment rate of return, pretax (%)			5.21%				

Formulae to indicate value after conversion:

1. P/E method: $\text{Value} = \dfrac{P/E(Y-R(X+Z)-ES-(1-TAX)E/T-(1-TAX)N))}{1-(P/E)R}$ =   Not Meaningful

2. P/B method: $\text{Value} = \dfrac{P/B(B-X-E-M)}{1-P/B}$ = $ 22,156,959

3. P/A method: $\text{Value} = \dfrac{P/A(A-X)}{1-P/A}$ = $ 21,838,648

VALUATION CORRELATION AND CONCLUSIONS:

	Price Per Share	Shares Offered to Public	Total Number of Shares		TOTAL VALUE
Value - midrange	$10.00	990,000	2,200,000	$	22,000,000
Minimum - 85% of midrange	$10.00	841,500	1,870,000	$	18,700,000
Maximum - 115% of midrange	$10.00	1,138,500	2,530,000	$	25,300,000
Superrange - 115% of maximum	$10.00	1,309,275	2,909,500	$	29,095,000

142

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS
Stock Prices as of August 29, 2006

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
POLONIA BANCORP															
Appraised value - midpoint	**22.00**	**10.00**	**-0.14**	**14.22**	**NM**	**70.49**	**11.96**	**68.60**	**31.67**	**0.00**	**0.00**	**0.00**	**17.18**	**0.38**	**2.22**
Minimum	18.70	10.00	-0.21	15.17	NM	65.92	10.42	63.98	30.16	0.00	0.00	0.00	15.87	0.35	2.19
Maximum	25.30	10.00	-0.09	13.58	NM	73.63	13.60	71.83	32.06	0.00	0.00	0.00	18.55	0.43	2.30
Maximum, as adjusted	29.10	10.00	-0.04	13.03	NM	76.74	15.32	75.03	32.42	0.00	0.00	0.00	20.06	0.47	2.37
ALL THRIFTS (211)															
Average	613.81	20.38	1.11	15.60	20.68	138.85	13.49	156.67	23.73	0.43	2.07	53.97	8.59	1.00	11.78
Median	59.76	17.00	0.93	14.05	17.02	127.71	12.31	139.34	16.95	0.35	2.17	40.71	9.01	0.70	6.86
PENNSYLVANIA THRIFTS (14)															
Average	845.32	20.72	1.07	18.12	19.01	123.61	10.25	169.39	36.01	0.41	2.35	48.30	8.37	0.59	7.54
Median	64.11	18.55	1.00	13.73	15.70	130.16	9.33	143.34	15.22	0.40	2.45	38.96	6.98	0.59	8.49
COMPARABLE GROUP (10)															
Average	38.17	22.32	0.94	19.19	24.64	117.50	10.76	126.20	33.14	0.48	2.31	60.12	9.35	0.38	4.41
Median	36.20	20.48	0.93	17.72	21.95	107.06	10.47	116.72	24.18	0.51	2.30	48.00	9.38	0.44	4.28
COMPARABLE GROUP															
CEBK Central Bancorp Inc.	48.24	30.32	1.42	24.49	21.35	123.81	8.84	131.33	24.82	0.72	2.37	50.70	7.14	0.32	4.33
ESBK Elmira Savings Bank	36.09	29.97	2.10	17.05	14.27	175.78	11.73	178.10	16.73	0.76	2.80	36.40	6.67	0.73	10.51
FBEI First Bancorp of Indiana Inc.	29.70	19.10	0.87	18.14	21.95	105.28	10.08	112.77	32.91	0.60	3.14	68.97	9.58	0.32	3.08
FBSI First Bancshares Inc.	25.80	16.62	-0.17	17.29	NM	96.12	10.86	97.44	NM	0.16	0.96	NM	11.30	-0.06	-0.50
FBTC First BancTrust Corp.	26.72	11.37	0.50	11.03	22.74	103.08	9.78	107.23	23.88	0.24	2.11	48.00	9.49	0.45	4.22
FFSX First Federal Bankshares Inc.	73.86	21.85	0.98	20.21	22.30	108.11	12.06	148.38	24.18	0.40	1.83	40.82	11.15	0.49	3.85
HCFC Home City Financial Corp.	13.45	16.10	1.02	16.44	15.78	97.95	9.08	99.63	15.98	0.33	2.73	32.35	9.27	0.55	6.21
MFBC MFB Corp.	40.79	30.53	1.73	28.80	17.65	106.01	8.08	117.51	16.72	0.53	1.77	30.64	7.62	0.48	6.65
PFED Park Bancorp Inc.	36.30	32.26	0.37	27.83	58.24	115.92	14.43	115.92	114.36	0.54	2.23	145.95	12.45	0.13	1.09
WAYN Wayne Savings Bancshares	50.73	15.10	0.55	10.57	27.45	142.90	12.67	153.64	28.69	0.48	3.18	87.27	8.86	0.43	4.68

143

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Polonia Bank/Polonia Bancorp
At the MINIMUM of the Range

1. Gross Conversion Proceeds

Minimum market value	$	8,415,000
Less: Estimated conversion expenses		771,000
Net conversion proceeds	$	7,644,000

2. Generation of Additional Income

Net conversion proceeds	$	7,644,000
Less: Proceeds not invested [1]		641,410
Total conversion proceeds invested	$	7,002,590
Investment rate		3.44%
Earnings increase - return on proceeds invested	$	240,791
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		28,222
Less: RRP expense, net of taxes		36,285
Net earnings increase	$	176,284

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/06	$	(916,000)	90,000
Net earnings increase		176,284	176,284
After conversion	$	(739,716)	266,284

4. Comparative Net Worth [2]

Before conversion - 06/30/06	$	11,358,000
Conversion proceeds		6,727,700
After conversion	$	18,085,700

5. Comparative Net Assets

Before conversion - 06/30/06	$	160,770,000
Conversion proceeds		7,644,000
After conversion	$	168,414,000

(1) Represents ESOP borrowings.

(2) ESOP borrowings and RRP are omitted from net worth.

144

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Polonia Bank/Polonia Bancorp
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint market value	$	9,900,000
Less: Estimated conversion expenses		787,000
Net conversion proceeds	$	9,113,000

2. Generation of Additional Income

Net conversion proceeds	$	9,113,000
Less: Proceeds not invested [1]		862,400
Total conversion proceeds invested	$	8,250,600
Investment rate of return		3.44%
Earnings increase - return on proceeds invested	$	283,705
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		37,946
Less: RRP expense, net of taxes		56,918
Net earnings increase	$	188,841

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/06	$	(916,000)	90,000
Net earnings increase		188,841	188,841
After conversion	$	(727,159)	278,841

4. Comparative Net Worth [2]

Before conversion - 06/30/06	$	11,358,000
Conversion proceeds		7,819,400
After conversion	$	19,177,400

5. Comparative Net Assets

Before conversion - 06/30/06	$	160,770,000
Conversion proceeds		9,113,000
After conversion	$	169,883,000

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

PROJECTED EFFECT OF CONVERSION PROCEEDS
Polonia Bank/Polonia Bancorp
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum market value	$	11,385,000
Less: Estimated conversion expenses		804,000
Net conversion proceeds	$	10,581,000

2. Generation of Additional Income

Net conversion proceeds	$	10,581,000
Less: Proceeds not invested [1]		991,760
Total conversion proceeds invested	$	9,589,240
Investment rate		3.44%
Earnings increase - return on proceeds invested	$	329,736
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		43,637
Less: RRP expense, net of taxes		65,456
Net earnings increase	$	220,642

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/06	$	(916,000)	90,000
Net earnings increase		220,642	220,642
After conversion	$	(695,358)	310,642

4. Comparative Net Worth [2]

Before conversion - 06/30/06	$	11,358,000
Conversion proceeds		9,093,360
After conversion	$	20,451,360

5. Comparative Net Assets

Before conversion - 06/30/06	$	160,770,000
Conversion proceeds		10,581,000
After conversion	$	171,351,000

(1) Represents ESOP borrowings.

(2) ESOP borrowings and RRP are omitted from net worth.

PROJECTED EFFECT OF CONVERSION PROCEEDS
Polonia Bank/Polonia Bancorp
At the MAXIMUM, AS ADJUSTED

1. Gross Conversion Proceeds

Superrange market value	$	13,092,750
Less: Estimated conversion expenses		824,000
Net conversion proceeds	$	12,268,750

2. Generation of Additional Income

Net conversion proceeds	$	12,268,750
Less: Proceeds not invested [1]		1,140,524
Total conversion proceeds invested	$	11,128,226
Investment rate		3.44%
Earnings increase - return on proceeds invested	$	382,655
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		50,183
Less: RRP expense, net of taxes		75,275
Net earnings increase	$	257,198

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/06	$	(916,000)	90,000
Net earnings increase		257,198	257,198
After conversion	$	(658,802)	347,198

4. Comparative Net Worth [2]

Before conversion - 06/30/06	$	11,358,000
Conversion proceeds		10,557,964
After conversion	$	21,915,964

5. Comparative Net Assets

Before conversion - 06/30/06	$	160,770,000
Conversion proceeds		12,268,750
After conversion	$	173,038,750

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

| | Polonia Bank | Premium or (discount) from comparable group. | |
		Average	Median
Midpoint:			
Price/earnings	NM	NM	NM
Price/book value	70.49 % *	(40.01)%	(34.16)%
Price/assets	11.96 %	11.14%	14.22%
Price/tangible book value	68.60 %	(45.64)%	(41.22)%
Price/core earnings	31.67	(4.44)%	30.97%
Minimum of range:			
Price/earnings	NM	NM	NM
Price/book value	65.92 % *	(43.89)%	(38.42)%
Price/assets	10.42 %	(3.17)%	(0.48)%
Price/tangible book value	63.98 %	(49.30)%	(45.18)%
Price/core earnings	30.16	(8.98)%	24.75%
Maximum of range:			
Price/earnings	NM	NM	NM
Price/book value	73.63 % *	(37.34)%	(31.23)%
Price/assets	13.60 %	26.35%	29.87%
Price/tangible book value	71.83 %	(43.08)%	(38.46)%
Price/core earnings	32.06	(3.26)%	32.59%
Super maximum of range:			
Price/earnings	NM	NM	NM
Price/book value	76.74 % *	(34.69)%	(28.32)%
Price/assets	15.32 %	42.40%	46.36%
Price/tangible book value	75.03 %	(40.54)%	(35.71)%
Price/core earnings	32.42	(2.18)%	34.08%

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North   614-766-1426
Dublin, Ohio 43017   (fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since its inception in 1985, Keller & Company has provided a wide range of consulting services to over 200 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies located in twenty-four states and Washington D.C., extending from Oregon to Massachusetts. Keller & Company, Inc. provides a full range of consulting services, including the preparation of business/ strategic plans, market studies, stock valuations, ESOP valuations, de novo charter applications, fairness opinions, incentive compensation plans, etc. Keller also serves as advisor in connection with branch purchase/sale transactions and merger/acquisition transactions. Keller & Company, Inc. is also active in the completion of loan reviews, director and management reviews, compliance policies and responses to regulatory comments.

Keller & Company, Inc. is one of the leading conversion appraisal firms in the U.S. and is on-line for daily bank and thrift pricing data and ratios for every publicly-traded financial institution in the U.S. Keller & Company, Inc. is on-line for financial data and ratios for every bank and thrift in the U.S. Our data base is SNL Financial. Keller & Company is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over thirty years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of Keller & Company to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading bank consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

JOHN A. SHAFFER has over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i)   commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii)   violation of securities or commodities laws or regulations;

(iii)   violation of depository institution laws or regulations;

(iv)   violation of housing authority laws or regulations;

(v)   violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi)   adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

_September 22, 202__
Date

John A. Shaffer

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, John A. Shaffer, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Polonia Bancorp, in the amount of $41,500 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.

JOHN A. SHAFFER

Sworn to before me and subscribed in my presence this 22nd day of September 2006.

NOTARY PUBLIC

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
11/4/07

153